UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-39801

XOMA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**52-2154066**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2200 Powell Street, Suite 310, Emeryville, California	**94608**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (510) 204-7200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0075 par value	XOMA	The Nasdaq Global Market
8.625% Series A Cumulative, Perpetual Preferred Stock, par value $0.05	XOMAP	The Nasdaq Global Market
Depositary Shares (each representing 1/1000th interest in a share of 8.375% Series B Cumulative Perpetual Preferred Stock, par value $0.05)	XOMAO	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on the Nasdaq Global Market on June 30, 2022, was $154,564,269.

Number of shares of Registrant's Common Stock outstanding as of March 6, 2023 was 11,460,968.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement relating to the Company's 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report.

XOMA Corporation
2022 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS

Abbreviations	Definition
2010 Plan	the Company's 2010 Long Term Incentive and Stock Award Plan, as amended
2018 Common Stock ATM Agreement	At The Market Issuance Sales Agreement with HCW dated December 18, 2018
2021 Series B Preferred Stock ATM Agreement	At The Market Issuance Sales Agreement with B. Riley dated August 5, 2021
'40 Act	Investment Company Act of 1940
ACA	The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010
Affimed	Affimed N.V.
Affitech	Affitech Research AS
Affitech CPPA	the Company's Commercial Payment Purchase Agreement with Affitech dated October 6, 2021
Agenus	Agenus, Inc. and certain affiliates
Agenus RPA	the Company's Royalty Purchase Agreement with Agenus dated September 20, 2018
Anti-TGFβ Antibody License Agreement	the Company's License Agreement with Novartis dated September 30, 2015
April 2022 Letter Agreement	the Letter Agreement to Officer Employment Agreement dated August 7, 2017, between XOMA Corporation and Thomas Burns dated April 1, 2022
Aronora	Aronora, Inc.
Aronora RPA	the Company's Royalty Purchase Agreement with Aronora dated April 7, 2019
AstraZeneca	AstraZeneca plc
ASC	Accounting Standards Codification
ASC 310	ASC Topic 310, Receivables
ASC 450	ASC Topic 450, Contingencies
ASC 606	ASC Topic 606, Revenue from Contracts with Customers
ASC 730	ASC Topic 730, Research and Development
ASC 805	ASC Topic 805, Business Combinations
ASC 815	ASC Topic 815, Derivatives and Hedging
ASU	Accounting Standards Update
Bayer	Bayer Pharma AG
Bioasis	Bioasis Technologies, Inc. and certain affiliates
Bioasis RPA	the Company's Royalty Purchase Agreement with Bioasis dated February 25, 2019
BLA	Biologic License Application
Black-Scholes Model	Black-Scholes Option Pricing Model
B. Riley	B. Riley Securities, Inc.
BVF	Biotechnology Value Fund, L.P.
CCPA	California Consumer Privacy Act of 2018, collectively the Act and its regulations
CARES	Coronavirus Aid, Relief, and Economic Security
cGMP	current Good Manufacturing Processes
Chiesi	Chiesi Farmaceutici S.p.A.
Chiron	Chiron Corporation
Chiron Collaboration Agreement	the Company's Collaboration Agreement with Chiron dated February 27, 2004, as amended in May 2005, July 2008 and September 2015
Company	XOMA Corporation, including subsidiaries
CPPA	Commercial Payment Purchase Agreement
CPRA	California Privacy Rights Act
EC	European Commission

EMA	European Medicines Agency
ESPP	2015 Employee Stock Purchase Plan, as amended
EU	European Union
FCPA	U.S. Foreign Corrupt Practices Act of 1977, as amended
FDA	U.S. Food and Drug Administration
GAAP	Generally accepted accounting principles
G&A	General and administrative
GDPR	General Data Protection Regulation
Gevokizumab License Agreement	the Company's License Agreement with Novartis dated August 24, 2017
HCRP	Healthcare Royalty Partners II, L.P.
HCW	H.C. Wainwright & Co., LLC
HIPAA	Federal Health Insurance Portability and Accountability Act of 1996
ICE®	Innate cell engager
IP	Intellectual Property
Janssen	Janssen Biotech, Inc.
Kuros	Kuros Biosciences AG, Kuros US LLC and Kuros Royalty Fund (US) LLC, collectively
Kuros RPA	the Company's Royalty Purchase Agreement with Kuros dated July 14, 2021
Merck	Merck Sharp & Dohme Corp
Merck KGaA	Ares Trading SA
Merck KGaA License Agreement	In-license agreement from Merck KGaA to ObsEva related to ebopiprant dated June 10, 2015 and subsequently amended on July 8, 2016 (assumed by the Company as part of the ObsEva Agreement)
NDA	New Drug Application
NIH	National Institutes of Health
NOL	net operating loss
Novartis	Novartis Pharma AG, Novartis International Pharmaceutical Ltd., Novartis Institutes for Biomedical Research, Inc. and/or Novartis Vaccines and Diagnostics, Inc.
November 2022 Letter Agreement	November 1, 2022 amendment to the April 2022 Letter Agreement
ObsEva	ObsEva SA
ObsEva IP Acquisition Agreement	the Company's IP Acquisition Agreement with ObsEva dated November 21, 2022
Ology Bioservices	Ology Bioservices Inc. (formerly Nanotherapeutics Inc., now a wholly owned subsidiary of National Resilience, Inc.)
Organon	Organon International GmbH
Organon License Agreement	Out-license agreement to Organon from ObsEva dated July 26, 2021, related to the development and commercialization of ebopiprant (assumed by the Company as part of the ObsEva IP Acquisition Agreement)
Palo	Palobiofarma, S.L.
Palo RPA	the Company's Royalty Purchase Agreement with Palo dated September 26, 2019
Pfizer	Pfizer, Inc.
Regeneron	Regeneron Pharmaceuticals, Inc.
Amended Retention Plan	October 25, 2022 amendment to the Retention Plan
Retention Plan	Retention and Severance Plan dated March 31, 2022
Rezolute	Rezolute, Inc., formerly Antria Bio, Inc.
Rezolute License Agreement	the Company's License Agreement with Rezolute dated December 6, 2017, as amended in March 2018, January 2019 and March 2020
RPA	Royalty Purchase Agreement
Roche	F. Hoffmann-La Roche AG
SEC	Securities and Exchange Commission
Second Bioasis RPA	the Company's Royalty Purchase Agreement with Bioasis dated November 2, 2020

Series A Preferred Stock	the 8.625% Series A cumulative, perpetual preferred stock issued in December 2020
Series B Preferred Stock	the 8.375% Series B cumulative, perpetual preferred stock issued in April 2021
Series A and Series B Preferred Stock	Series A Preferred Stock and Series B Preferred Stock, collectively
Series B Depositary Shares	the depositary shares, each representing 1/1000th interest in a share of Series B Preferred Stock
Sonnet	Sonnet BioTherapeutics, Inc., formerly Oncobiologics, Inc.
Sonnet Collaboration Agreement . . .	the Company's Collaboration Agreement with Sonnet dated July 23, 2012, as amended in May 2019
SOX	Sarbanes-Oxley Act of 2002
SVB	Silicon Valley Bank
SVB Loan Agreement	the loan and security agreement with SVB dated May 7, 2018, as amended (terminated upon repayment in June 2021)
SVB Loan	the loan with SVB pursuant to the SVB Loan Agreement (extinguished upon repayment in June 2021)
Takeda	Takeda Pharmaceutical Company Limited
Takeda Collaboration Agreement . .	the Company's Collaboration Agreement with Takeda dated November 1, 2006, as amended in February 2007 and February 2009
TGFβ	transforming growth factor beta
VABYSMO	faricimab-svoa
Viracta	Viracta Therapeutics, Inc.
Viracta RPA	the Company's Royalty Purchase Agreement with Viracta dated March 22, 2021
XOMA	XOMA Corporation, a Delaware corporation, including subsidiaries

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to them. In some cases you can identify forward-looking statements by words such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," "intend" and similar expressions intended to identify forward-looking statements. Examples of these statements include, but are not limited to, statements regarding: our future operating expenses, our future losses, the success of our strategy as a royalty aggregator, the assumptions underlying our business model; the extent to which issued and pending patents may protect the products and processes in which we have an ownership or royalty interest and prevent the use of the covered subject matter by third parties, the potential of our existing product candidates to lead to the development of commercial products, our ability to receive potential milestone or royalty payments under license and collaboration agreements and the amount and timing of receipt of those payments, and the impact of the evolving COVID-19 pandemic. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for our licensees engaged in the development of new products in a regulated market. Among other things: there can be no assurance that our revenues or expenses will meet any expectations or follow any trend(s); we may be unable to retain our key employees; litigation, arbitration or other disputes with third parties may have a material adverse effect on us; our product candidates subject to our out-license agreements are still being developed, and our licensees' may require substantial funds to continue development which may not be available; we may not be successful in entering into out-license agreements for our product candidates; if our therapeutic product candidates do not receive regulatory approval, our third-party licensees will not be able to manufacture and market them; products or technologies of other companies may render some or all of our product candidates noncompetitive or obsolete; we do not know whether there will be, or will continue to be, a viable market for the products in which we have an ownership or royalty interest; even once approved, a product may be subject to additional testing or significant marketing restrictions, its approval may be withdrawn or it may be voluntarily taken off the market; and we and our licensees are subject to various state and federal healthcare related laws and regulations that may impact the commercialization of our product candidates and could subject us to significant fines and penalties. These and other risks, including those related to current economic and financial market conditions, are contained principally in Item 1, Business; Item 1A, Risk Factors; Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations; and other sections of this Annual Report on Form 10-K. Factors that could cause or contribute to these differences include those discussed in Item 1A, Risk Factors, as well as those discussed elsewhere in this Annual Report on Form 10-K.

Forward-looking statements are inherently uncertain and you should not place undue reliance on these statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to these forward-looking statements after completion of the filing of this Annual Report on Form 10-K to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

All references to "portfolio" in this Annual Report on Form 10-K are to milestone and/or royalty rights associated with a basket of drug products in development.

We use our trademarks, trade names and services marks in this report as well as trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this report appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that

we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

Risk Factors Summary

Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. The below summary is qualified in its entirety by that more complete discussion of such risks and uncertainties. You should consider carefully the risks and uncertainties described under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K as part of your evaluation of the risks associated with an investment in our securities.

- Our acquisitions of potential future royalty and/or milestone payments may not produce anticipated revenues and/or may be negatively affected by a default or bankruptcy of the licensor(s) or licensee(s), and if such transactions are secured by collateral, we may be, or may become, under-secured by the collateral or such collateral may lose value and we will not be able to recuperate our capital expenditures associated with the acquisition.

- Many of our potential royalty acquisitions may be associated with drug products that are in clinical development and have not yet been commercialized. To the extent that such products are not successfully developed and commercialized, our financial condition and results of operations may be negatively impacted. Acquisitions of potential royalties associated with development stage biopharmaceutical product candidates are subject to a number of uncertainties.

- We depend on our licensees and royalty-agreement counterparties for the determination of royalty and milestone payments. While we typically have primary or back-up rights to audit our licensees and royalty-agreement counterparties, the independent auditors may have difficulty determining the correct royalty calculation, errors, may be undetectable and payment calculations may call for retroactive adjustments. We may have to exercise legal remedies to resolve any disputes resulting from any such audit.

- The lack of liquidity of our acquisitions of future potential milestones and royalties may adversely affect our business and, if we need to sell any of our acquired assets, we may not be able to do so at a favorable price, if at all. As a result, we may suffer losses. We have sustained losses in the past, and we expect to sustain losses in the foreseeable future.

- The ongoing COVID-19 pandemic, macroeconomic conditions, such as rising inflation rates, uncertain credit and global financial markets and supply chain disruptions, and geopolitical events, have adversely impacted and could materially and adversely impact the future our licensees or royalty-agreement counterparties or their licensees, which could cause delays or elimination of our receipts of potential milestones and royalties under our licensing or royalty and milestone acquisition arrangements.

- Our royalty aggregator strategy may require that we register with the SEC as an "investment company" in accordance with the Investment Company Act of 1940. If we were to become an "investment company" and be subject to the restrictions of the 1940 Act, those restrictions would likely require significant changes in the way we do business and add significant administrative burdens to our operations.

- Our royalty aggregator strategy may require us to raise additional funds to acquire milestone and royalty interests; we cannot be certain that funds will be available or available at an acceptable cost of capital, and if they are not available, we may be unsuccessful in acquiring milestone and royalty interests to sustain the business in the future.

- Information available to us about the biopharmaceutical products underlying the potential royalties we buy may be limited and therefore our ability to analyze each product and its potential future cash flow may be similarly limited.

- Our future income is dependent upon numerous potential milestone and royalty-specific assumptions and, if these assumptions prove not to be accurate, we may not achieve our anticipated rates of returns. Reductions in potential milestone or royalty payments compared to expectations, or impairments in the value of potential milestones and royalties acquired could have a material adverse effect on our financial condition and results of operations.

- A large percentage of the calculated net present value of our portfolio is represented by a limited number of products. The failure of any one of these products to move forward in clinical development or commercialization may have a material adverse effect on our financial condition and results of operation.

- We rely heavily on license and collaboration relationships, and any litigation, arbitration or other disputes with our licensees, collaborators and their partners or termination or breach of any of the related agreements could reduce the financial resources available to us. In the event of any disagreement that cannot be resolved satisfactorily to us, we may end up being paid less than anticipated on such product or involved in costly and time-consuming arbitration or litigation, which could materially adversely affect our financial condition, results of operation and future prospects.

- Our potential milestone and royalty providers may rely on third parties to provide services in connection with their product candidate development and manufacturing programs. The inadequate performance by or loss of any of these service providers could adversely affect our potential milestone and royalty providers' product candidate development.

- We may not be able to successfully identify and acquire potential milestone and royalty streams on other products, product candidates, or programs, or other companies to grow and diversify our business, and, even if we are able to do so, we may not be able to successfully manage the risks associated with integrating any such products, product candidates, programs or companies into our business or we may otherwise fail to realize the anticipated benefits of these acquisitions.

- Our potential milestone and royalty providers face uncertain results of clinical trials of product candidates. If our potential royalty providers' therapeutic product candidates do not receive regulatory approval, our potential royalty providers will be unable to market them.

- We do not know whether there will be, or will continue to be, a viable market for the product candidates in which we have an ownership, milestone or royalty interest.

- If we and our potential royalty providers are unable to protect our intellectual property, in particular patent protection for principal products, product candidates and processes in which we have an ownership or royalty interest, and prevent the use of the covered subject matter by third parties, our potential royalty providers' ability to compete in the market will be harmed, and we may not realize our profit potential.

- We have a continuing obligation to pay quarterly dividends to holders of our Series A and Series B Preferred Stock, which will be an on-going expenditure for us and may limit our ability to borrow additional funds.

Item 1. Business

Overview and Strategy

XOMA is a biotech royalty aggregator. We have a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and pre-commercial therapeutic candidates. Our

portfolio was built through acquisitions of rights to future milestones and royalties that we have made since our royalty aggregator business model was implemented in 2017 combined with outlicensing our proprietary products and platforms from our legacy discovery and development business. We expect that most of our future revenue will be based on payments we may receive for milestones and royalties related to these programs.

Our strategy is to expand our portfolio by acquiring additional potential milestone and royalty revenue streams on drug product candidates from third parties. Expanding our portfolio through these acquisitions can allow for further diversification across therapeutic areas and development stages. Our ideal target acquisitions are in pre-commercial stages of development, have an expected long duration of market exclusivity, have high revenue potential, and are partnered with a large pharmaceutical or biopharmaceutical enterprise.

Portfolio Highlights

The following table highlights key assets included in our portfolio of potential future milestone and royalty streams. This table does not include all assets because certain assets are subject to confidentiality agreements.

COMPANY	ASSET NAME	TARGET	ROYALTY RATE
Affimed	AFM13	CD30/CD16A	Confidential
Affimed	AFM24	EGRF/CD16A	Confidential
Aronora	AB002 (proCase/E-WE thrombin)	Protein kinase C	Low single-digit
Aronora	AB023 (xisomab, 3G3)	Factor XI	Low single-digit
Aronora	AB054	Factor XII	Low single-digit
AstraZeneca	AZD2936	TIGIT/PD-1	Low single-digit
AVEO Oncology	AV-299 (ficlatuzumab)	HGF	Low single-digit
Bayer (Aronora RPA)	BAY1213790 (osocimab)	Factor XIa	Low single-digit
Regeneron	CMP-001 (vidutolimod)	TLR9	High single-digit to double-digit
Chiesi (Bioasis RPA)	Lysosomal Storage Disorders Enzymes	Enzyme replacement therapy	Low single-digit
Compugen	COM902	TIGIT	Low single-digit
Day One	DAY101 (tovorafenib)	Pan-RAF	Mid-single-digit
Denovo Biopharma	vosaroxin	Topoisomerase II	High single-digit
Incyte (Agenus RPA)	INCAGN1876	GITR	Mid-single-digit
Incyte (Agenus RPA)	INCAGN1949	OX-40	Mid-single-digit
Incyte (Agenus RPA)	INCAGN02390	TIM-3	Low to mid-single-digit
Incyte (Agenus RPA)	INCAGN2385	LAG-3	Low to mid-single-digit
Janssen Biotech	JNJ-63723283 (cetrelimab)	PD-1	0.75%
Merck (Agenus RPA)	MK-4830	ILT-4	Low single-digit
Molecular Templates	MT-0169	CD-38	4%
Novartis	CFZ533 (iscalimab)	CD-40	Mid-single-digit to low-teens
Novartis	VPM087 (gevokizumab)	IL-1ß	High single-digit to mid-teens
Novartis	NIS793	TGFß	Mid-single-digit to low teens
Novartis (Palobiofarma RPA)	NIR178	Adenosine A2a receptor	Low single-digit

Ology Bioservices	G03-52-01	Botulinum neurotoxins	15%
Organon (ObsEva IP Acquisition Agreement). .	ebopiprant	Prostaglandin F2α (PGF2α) receptor	Low- to mid-teens
Palo	PBF-680	Adenosine A1 receptor	Low single-digit
Palo	PBF-677	Adenosine A3 receptor	Low single-digit
Palo	PBF-999	Adenosine A2a receptor/ Phosphodiesterase 10 (PDE-10)	Low single-digit
Palo	PBF-1129	Adenosine A2b receptor	Low single-digit
Palo	PBF-1650	Adenosine A3 receptor	Low single-digit
Rezolute	RZ358	INSR	High single-digit to mid-teens
Rezolute	RZ402	Plasma kallikrein	Low single-digit
Roche.	faricimab (faricimab-svoa)	Angiopoietin-2 and VEGF-A	0.5%
Takeda	TAK-079 (mezagitamab)	CD-38	4%

Acquisitions

ObsEva Intellectual Property Acquisition Agreement

In November 2022, we entered into the ObsEva IP Acquisition Agreement pursuant to which we acquired all of ObsEva's intellectual property (patents and know-how) and license agreement rights related to ebopiprant, an investigational compound previously licensed by ObsEva from Merck KGaA. We also assumed ObsEva's ongoing obligations under the Organon License Agreement and the Merck KGaA License Agreement. Pursuant to the Organon License Agreement, XOMA is eligible to receive up to $475.0 million in payments for ebopiprant development, commercialization and sales-based milestones. If ebopiprant is successfully commercialized, we will be entitled to receive royalties that range from low to mid-teens from Organon and will be required to make mid-single-digit royalty payments to Merck KGaA. We paid ObsEva a $15.0 million upfront payment at closing and will pay potential earn-out payments of up to $97.5 million for development, regulatory and sales-based milestones, representing a portion of what we will receive pursuant to the Organon License Agreement.

Affitech Commercial Payment Purchase Agreement

In October 2021, we entered into the Affitech CPPA, pursuant to which we purchased a future stream of commercial payment rights to Roche's faricimab from Affitech for an upfront payment of $6.0 million. We are eligible to receive commercial payments from Roche consisting of 0.50% of future net sales of faricimab for a ten-year period following the first commercial sales in each applicable jurisdiction.

In January 2022, Genentech, a member of the Roche group, received approval from the FDA to commercialize VABYSMO (faricimab-svoa) for the treatment of wet, or neovascular, age-related macular degeneration and diabetic macular edema. Pursuant to the Affitech CPPA, we paid Affitech a $5.0 million milestone tied to these U.S. marketing approvals.

In September 2022, in connection with Roche receiving approval from the European Commission to commercialize VABYSMO for the treatment of neovascular or 'wet' age-related macular degeneration and visual impairment due to diabetic macular edema, we made a $3.0 million milestone payment to Affitech pursuant to the terms of the Affitech CPPA. As a result of the EC Approval, we are eligible to receive a 0.5% commercial payment stream for ten years from the first commercial sale of VABYSMO in Europe.

In August 2022, we received $0.5 million from Roche representing the first commercial payment for sales of VABYSMO during the first six months of 2022, and in February 2023 we received $2.4 million for sales of VABYSMO during the second half of 2022.

Kuros Royalty Purchase Agreement

In July 2021, we entered into the Kuros RPA, pursuant to which we acquired the rights to 100% of the potential future royalties from commercial sales, which are tiered from high single-digit to low double-digits, and up to $25.5 million in pre-commercial milestone payments associated with an existing license agreement related to Checkmate Pharmaceuticals' vidutolimod (CMP-001), a Toll-like receptor 9 agonist, packaged in a virus-like particle, for an upfront payment of $7.0 million. We may pay additional sales-based milestones to Kuros of up to $142.5 million representing a portion of the future royalties on commercial sales.

In May 2022, Regeneron completed its acquisition of Checkmate Pharmaceuticals resulting in a $5.0 million milestone payment to Kuros. Pursuant to the Kuros RPA, we were entitled to 50% of the milestone payment, which we received in July 2022.

Viracta Royalty Purchase Agreement

In March 2021, we entered into the Viracta RPA, pursuant to which we acquired the right to receive future royalties, milestones, and other payments related to two clinical-stage drug candidates for $13.5 million. The first candidate, DAY101 (pan-RAF kinase inhibitor), is being developed by Day One Biopharmaceuticals, and the second candidate, vosaroxin (topoisomerase II inhibitor), is being developed by Denovo Biopharma. We acquired the right to receive (i) up to $54.0 million in potential milestones, potential royalties on sales, if approved, and other payments related to DAY101, excluding up to $20.0 million consideration retained by Viracta, and (ii) up to $57.0 million in potential regulatory and commercial milestones and high single-digit royalties on sales related to vosaroxin, if approved.

Agenus Royalty Purchase Agreement

In September 2018, we entered into the Agenus RPA, pursuant to which we acquired the right to receive 33% of the future royalties due to Agenus from Incyte (net of certain royalties payable by Agenus to a third party) and 10% of all future developmental, regulatory and sales milestones on sales of six Incyte immuno-oncology assets. In addition, we acquired the right to receive 33% of the future royalties due to Agenus from Merck and 10% of all future developmental, regulatory and sales milestones on sales of MK-4830, an immuno-oncology product currently in clinical development. Pursuant to the Agenus Royalty Purchase Agreement, our share in future potential development, regulatory and commercial milestones is up to $59.5 million, and the royalties have no limit. Under the terms of the Agenus Royalty Purchase Agreement, we paid Agenus $15.0 million.

In November 2020, MK-4830 advanced to Phase 2 development stage. As a result of the advancement, Agenus earned a $10.0 million clinical development milestone pursuant to its license agreement with Merck, of which we received $1.0 million.

Bioasis Royalty Purchase Agreement

In February 2019, we entered into the Bioasis RPA, pursuant to which we acquired future milestone, royalty and option fee payment rights from Bioasis for product candidates that are being developed pursuant to a License Agreement between Bioasis and Prothena Biosciences Limited. Under the terms of the Bioasis RPA, we paid Bioasis an upfront cash payment of $0.3 million and will be required to make contingent future cash payments of up to $0.2 million to Bioasis if and when the licensed product candidates reach certain development milestones. As of December 31, 2021, none of the development milestones had been achieved. In addition, we were granted an option to purchase a 1% royalty right on the next two license agreements entered into between Bioasis and third-party licensees subject to certain payments and conditions as well as a right of first negotiation on the purchase of royalty rights on subsequent Bioasis license agreements with third parties.

In November 2020, we entered into the Second Bioasis RPA, pursuant to which we acquired potential future milestone and other payments, and royalty rights from Bioasis for product candidates that are being developed pursuant to a research collaboration and license agreement between Bioasis and Chiesi. We paid Bioasis $1.2 million upon closing of the Second Bioasis RPA for the purchased rights.

Aronora Royalty Purchase Agreement

In April 2019, we entered into the Aronora RPA, pursuant to which we acquired the rights to potential royalties and a portion of upfront, milestone, and option payments associated with five anti-thrombotic hematology drug products in development: three candidates subject to Aronora's collaboration Bayer (the "Bayer Products") and two additional early-stage candidates (the "non-Bayer Products").

Under the terms of the Aronora RPA, we made a $6.0 million upfront payment to Aronora when the transaction closed on June 26, 2019, and in September 2019 we made an additional $3.0 million payment for the three Bayer Products that were active as of September 1, 2019. Pursuant to the Aronora RPA, if we receive $250.0 million in cumulative royalties on net sales per product, we will be required to pay associated tiered milestones payments to Aronora in an aggregate amount of up to $85.0 million per product. The tiered milestones will be paid based on various royalty tiers prior to reaching $250.0 million in cumulative royalties on net sales per product. We will retain royalties per product in excess of $250.0 million. We will receive, on average, low single-digit royalties on future sales of the Bayer Products and 10% of all future developmental, regulatory and sales milestones related to the Bayer Products. In addition, we purchased from Aronora the right to receive low single-digit percentage of net sales of the non-Bayer Products and 10% of all future payments, including upfront payments, option payments and developmental, regulatory and sales milestone payments on potential future sales of the non-Bayer Products. In July 2020, Bayer elected to not exercise its option on the third Bayer Product and that product is now subject to the same economics as the non-Bayer Products.

Palobiofarma Royalty Purchase Agreement

In September 2019, we entered into the Palo RPA, pursuant to which we acquired the rights to potential royalty payments in low single-digit percentages of aggregate net sales associated with six drug candidates in various clinical development stages, targeting the adenosine pathway with potential applications in solid tumors, non-Hodgkin's lymphoma, asthma/chronic obstructive pulmonary disease, ulcerative colitis, idiopathic pulmonary fibrosis, lung cancer, psoriasis, nonalcoholic steatohepatitis and other indications (the "Palo Licensed Products") that are being developed by Palo. Novartis is a development partner on NIR178, one of the Palo Licensed Products, and NIR178 is being developed pursuant to a license agreement between Palo and Novartis. Under the terms of the Palo RPA, we paid Palo $10.0 million for the rights to potential royalty payments on future sales of the Palo Licensed Products.

Selected Programs Underlying Our Portfolio

Historically, we have licensed product candidates or provided research and development collaboration services to world-class organizations, such as Novartis and Takeda, in pursuit of new antibody products under which we are eligible to receive potential future milestone payments and royalties. The following is a summary of material license and collaboration agreements that represent a significant component of our portfolio.

Novartis – Anti-TGFβ Antibody (NIS793)

In September 2015, we and Novartis entered into the Anti-TGFβ Antibody License Agreement under which we granted Novartis an exclusive, worldwide, royalty-bearing license to our anti-TGFβ antibody program ("NIS793"). Novartis is solely responsible for the development and commercialization of the antibodies and products containing the antibodies arising from this program.

Under the Anti-TGFβ Antibody License Agreement, we received a $37.0 million upfront fee, and were eligible to receive up to a total of $480.0 million in development, regulatory and commercial milestones. We also are eligible to receive royalties on sales of licensed products, which are tiered based on sales levels and have percentage rates ranging from mid-single-digits to low double-digits. Novartis' obligation to pay royalties with respect to a particular product and

country will continue for the longer of the date of expiration of the last valid patent claim covering the product in that country, or ten years from the date of the first commercial sale of the product in that country. This program is currently in clinical testing.

In October 2020, we earned a $25.0 million milestone upon the dosing of the first patient in Novartis' first NIS793 Phase 2 clinical trial. As specified under the terms the Anti-TGFβ Antibody License Agreement, we received $17.7 million in cash and the remaining balance of $7.3 million was recognized as a reduction to our debt obligation to Novartis.

In July 2021, Novartis announced the FDA had granted Orphan Drug Designation to NIS793 in combination with standard of care chemotherapy for the treatment of pancreatic cancer.

In October 2021, we earned a $35.0 million milestone payment upon dosing of the first patient in Novartis' first NIS793 Phase 3 clinical trial. We are eligible to receive remaining milestones up to a total of $410.0 million under the Anti-TGFβ Antibody License Agreement. Upon receipt of regulatory approval to commercialize NIS793, we will receive tiered royalties on net product sales that range from the mid-single-digit to the low double-digits percentage rate.

Novartis – Anti-IL-1β Antibody (VPM087)

In August 2017, we and Novartis entered into the Gevokizumab License Agreement, under which we granted Novartis an exclusive, worldwide, royalty-bearing license to gevokizumab ("VPM087") (a clinical-stage anti-IL-1β product candidate) and related know-how and patents. Under the terms of the Gevokizumab License Agreement, Novartis is solely responsible for the development and commercialization of VPM087 and products containing such antibody.

Under the Gevokizumab License Agreement, we received total consideration of $30.0 million in 2017 for the license and rights granted to Novartis. Of the total consideration, $15.7 million was paid in cash and $14.3 million (equal to €12.0 million) was paid by Novartis, on our behalf, to settle our loan with Les Laboratories Servier. In addition, Novartis extended the maturity date on our debt to Novartis to September 30, 2022. In June 2021, we repaid its entire outstanding debt balance to Novartis. We also received $5.0 million related to the sale of 539,131 shares of our common stock, at a price per share of $9.2742. Based on the achievement of pre-specified criteria, we are eligible to receive up to $438.0 million in development, regulatory and commercial milestones. We also are eligible to receive royalties on sales of licensed products, which are tiered based on sales levels and have percentage rates ranging from mid-single digit to mid-teens. This program is in Phase 1 clinical testing.

Unless terminated earlier, the Gevokizumab License Agreement will remain in effect, on a country-by-country and product-by-product basis, until Novartis' royalty obligations end. The Gevokizumab License Agreement contains customary termination rights relating to material breach by either party. Novartis also has a unilateral right to terminate the Gevokizumab License Agreement on a product-by-product and country-by-country basis or in its entirety with six months' prior written notice.

In March 2023, Novartis notified us that based upon a strategic review of the development program, Novartis will not initiate further studies of gevokizumab in gastrointestinal cancers. Novartis' study to evaluate treatment with gevokizumab with standard of care anti-cancer therapies in patients with metastatic colorectal, gastroesophageal, and renal cancers will continue to primary analysis, which is anticipated later this year.

Novartis – Anti-CD40 Antibody

In February 2004, we entered into an exclusive, worldwide, multi-product collaboration agreement with Chiron to research, develop and commercialize multiple antibody products for the treatment of cancer, and such agreement was replaced with the Chiron Collaboration Agreement entered in May of 2005. The Chiron Collaboration Agreement was a risk-sharing arrangement whereby Chiron and XOMA shared expenses and revenues on a 70-30 basis, with XOMA's share being 30%. Financial terms included a loan facility from Chiron to XOMA, secured by XOMA's 30% ownership interest in the collaboration, of up to $50.0 million to fund up to 75% of our share of expenses beginning in 2005.

In October 2005, Chiron announced it had entered into a definitive merger agreement with Novartis under which Novartis acquired all of the shares of Chiron that it did not already own. This transaction closed in 2006 at which time Novartis acquired Chiron's interest in the Chiron Collaboration Agreement. In July of 2008, Novartis and XOMA restructured the Chiron Collaboration Agreement, which involved six development programs including iscalimab, a fully human anti-CD40 antagonist antibody intended as a treatment for B-cell mediated diseases, including malignancies and autoimmune diseases. As part of the restructuring, Novartis, the successor to Chiron, was granted, among other things, control over the ongoing product development collaborations remaining thereunder, including iscalimab. In September 2015, the parties agreed to reduce the royalty-style payments that XOMA is eligible to receive on sales of Novartis' clinical-stage anti-CD40 antibodies (such as iscalimab). These royalty-style payments are tiered based on sales levels and now have percentage rates ranging from mid-single-digit to low teens.

In September 2021, Novartis announced its decision to discontinue its study of CFZ533 (iscalimab) in kidney transplant. In September 2022, after an interim analysis of data, Novartis also decided to discontinue its study of CFZ533 in liver transplant. Novartis is continuing iscalimab studies in other indications such as Sjögren's Syndrome, Lupus Nephritis and Hidradenitis Suppurativa.

Our right to royalty-style payments expires on the later of the expiration of any licensed patent covering each product or 10 years from the first commercial sale of each product in each country.

Takeda

In November 2006, we entered into the Takeda Collaboration Agreement with Takeda under which we agreed to discover and optimize therapeutic antibodies against multiple targets selected by Takeda.

Under the Takeda Collaboration Agreement, we may receive additional milestone payments aggregating up to $19.0 million relating to TAK-079 (mezagitamab) and a 4% royalty on future sales of all products subject to this license, including TAK-169, which entered a phase 1 study in February 2020. Our right to milestone payments expires on the later of the receipt of payment from Takeda of the last amount to be paid under the agreement or the cessation by Takeda of all research and development activities with respect to all program antibodies, collaboration targets or collaboration products. Our right to royalties expires on the later of 13.5 years from the first commercial sale of each royalty-bearing discovery product or the expiration of the last-to-expire licensed patent (or 12 years from first commercial sale if there is significant generic competition post patent-expiration).

In February 2009, we expanded our existing collaboration to provide Takeda with access to multiple antibody technologies, including a suite of research and development technologies and integrated information and data management systems. We may receive milestones of up to $3.3 million per discovery product candidate and low single-digit royalties on future sales of all antibody products subject to this license. Our right to milestone payments expires on the later of the receipt of payment from Takeda of the last amount to be paid under the agreement or the cessation by Takeda of all research and development activities with respect to all program antibodies, collaboration targets or collaboration products. Our right to royalties expires on the later of 10 years from the first commercial sale of such royalty-bearing discovery product or the expiration of the last-to-expire licensed patent.

In November 2020, the first patient was dosed in Takeda's Phase 2 study of mezagitamab and we earned a $2.0 million milestone payment from Takeda. We are eligible to receive remaining milestones up to a total of $16.0 million under the Takeda Collaboration Agreement.

In August 2021, Molecular Templates, Inc., assumed full rights to TAK-169 from Takeda, including full control of TAK-169 clinical development, per the terms of its terminated collaboration agreement with Takeda.

In January 2022, we earned a development milestone of $0.8 million pursuant to the Takeda Collaboration Agreement.

Rezolute

In December 2017, we entered into a license agreement with Rezolute pursuant to which we granted an exclusive global license to Rezolute to develop and commercialize X358 (now "RZ358") products for all indications. We and Rezolute also entered into a common stock purchase agreement pursuant to which Rezolute agreed to issue to us, as consideration for receiving the license for RZ358, a certain number of its common stock related to its future financing activities.

Under the terms of the license agreement, Rezolute is responsible for all development, regulatory, manufacturing and commercialization activities associated with RZ358 and is required to make certain development, regulatory and commercial milestone payments to us of up to $232.0 million in the aggregate based on the achievement of pre-specified criteria. Under the license agreement, we are also eligible to receive royalties ranging from the high single-digits to the mid-teens based upon annual net sales of any commercial product incorporating RZ358. Rezolute's obligation to pay royalties with respect to a particular RZ358 product and country will continue for the longer of the date of expiration of the last valid patent claim covering the product in that country, or twelve years from the date of the first commercial sale of the product in that country. Rezolute's future royalty obligations in the United States will be reduced by 20% if the manufacture, use or sale of a licensed product is not covered by a valid XOMA patent claim, until such a claim is issued.

Pursuant to the license agreement, we are eligible to receive a low single-digit royalty on sales of Rezolute's other non-RZ358 products from its current programs, including RZ402 which is in Phase 1 clinical testing. Rezolute's obligation to pay royalties with respect to a particular Rezolute product and country will continue for the longer of twelve years from the date of the first commercial sale of the product in that country or for so long as Rezolute or its licensee is selling such product in such country, provided that any such licensee royalty will terminate upon the termination of the licensee's obligation to make payments to Rezolute based on sales of such product in such country.

The license agreement contains customary termination rights relating to material breach by either party. Rezolute also has a unilateral right to terminate the license agreement in its entirety on ninety days' notice at any time. To the extent permitted by applicable laws, we have the right to terminate the license agreement if Rezolute challenges the licensed patents.

No consideration was exchanged upon execution of the arrangement. In consideration for receiving the license for RZ358, Rezolute agreed to issue shares of its common stock and pay cash to us upon the occurrence of Rezolute's financing activities.

The license agreement was subsequently amended in 2018, 2019 and 2020. Pursuant to the terms of the license agreement as amended, we received a total of $6.0 million upon Rezolute's achievement of financing activities and $8.5 million in installment payments through October 2020. We also received 161,861 shares of common stock of Rezolute (on an as-adjusted post reverse-split basis).

In January 2022, Rezolute dosed the last patient in its Phase 2b clinical trial for RZ358, which triggered a $2.0 million milestone payment due to XOMA pursuant to our Rezolute License Agreement.

Janssen

We and Janssen were parties to a license agreement which was terminated in 2017. In August 2019, we and Janssen entered into a new agreement pursuant to which we granted a non-exclusive license to Janssen to develop and commercialize certain drug candidates under our patents and know-how. Under the new agreement, Janssen made a one-time payment of $2.5 million to us. Additionally, for each drug candidate, we are entitled to receive milestone payments of up to $3.0 million upon Janssen's achievement of certain clinical development and regulatory approval events. Additional milestones may be due for drug candidates, which are the subject of multiple clinical trials. Upon commercialization, we are eligible to receive a 0.75% royalty on net sales of each product. Janssen's obligation to pay royalties with respect to a particular product and country will continue until the eighth-year-and-sixth-month anniversary of the first commercial sale of the product in such country. The new agreement will remain in effect unless terminated by mutual written agreement of the parties.

In May 2021, we announced we earned a $0.5 million milestone from Janssen, upon dosing of the first patient in a Phase 3 clinical trial evaluating one of Janssen's biologic assets. In December 2021, we earned a $0.2 million milestone pursuant to our agreement with Janssen.

Affimed

In April 2021, we entered into a new agreement with Affimed, under which we are eligible to receive payments from Affimed on potential future commercial sales related to three ICE molecules and pre-loaded natural killer cells containing the ICE molecules. Additionally, we are eligible to receive a milestone upon the first product candidate in each program achieving marketing approval.

Compugen

In September 2021, we earned a $0.5 million milestone payment under our license agreement with Compugen triggered by the dosing of the first patient in a Phase 1/2 study of AZD2936, a TIGIT/PD-1 bispecific antibody, in patients with advanced or metastatic non-small cell lung cancer. AZD2936 is derived from COM902 and is being developed by AstraZeneca.

In November 2022, we earned a $0.8 million milestone payment under our license agreement with Compugen.

Sonnet Biotherapeutics

In July 2012, we entered into the Sonnet Collaboration Agreement which was amended in May 2019 to develop various products using Sonnet's ABD platform. Under the terms of the Sonnet Collaboration Agreement, we may receive milestone payments aggregating up to $3.75 million and low single-digit royalties from Sonnet on future commercial sales of such products.

In April 2022, Sonnet initiated a Phase 1 clinical trial of SON-1010 in adult patients with advanced solid tumors, and we earned a $0.5 million development milestone from Sonnet.

Competition

The biotechnology and pharmaceutical industries are subject to continuous and substantial technological change. Some of the drugs our licensees or milestone and royalty partners are developing may compete with existing therapies or other drugs in development by other companies. Furthermore, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish collaborative arrangements with our licensees' or royalty partners' competitors. There can be no assurance that developments by others, including, without limitation, the development of generics or biosimilars, will not render our licensees' or royalty partners' products or technologies obsolete or uncompetitive.

Additionally, our royalty aggregator model faces competition on at least two fronts. First, there are other companies, funds and other investment vehicles seeking to aggregate royalties or provide alternative financing to development-stage biotechnology and pharmaceutical companies. These competitive companies, funds and other investment vehicles may have a lower target rate of return, a lower cost of capital or access to greater amounts of capital and thereby may be able to acquire assets that we are also targeting for acquisitions. Second, existing or potential competitors to our partners and licensees' products, particularly large pharmaceutical companies, may have greater financial, technical and human resources than our licensees. Accordingly, these competitors may be better equipped to develop, manufacture and market products. Many of these companies also have extensive experience in preclinical testing and human clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products.

For a discussion of the risks associated with competition, see below under "Item 1A. Risk Factors."

Government Regulation and Environmental Matters

The research and development, manufacturing and marketing of pharmaceutical products are subject to regulation by numerous governmental authorities in the United States and other countries. We and our partners and licensees, depending on specific activities performed, are subject to these regulations. In the United States, pharmaceuticals are subject to regulation by both federal and various state authorities, including the FDA. The Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of pharmaceutical products and there are often comparable regulations that apply at the state level. Further, various state and federal healthcare laws, including the federal Anti-Kickback Statute, the federal False Claims Act and state and federal data privacy and security law, may also apply. There are similar regulations in other countries as well. For both currently marketed and products in development, failure to comply with applicable regulatory requirements can, among other things, result in delays, the suspension of regulatory approvals, as well as possible civil and criminal sanctions. Development stage products in our portfolio require approval by the FDA before we will recognize any royalties from sales. In addition, changes in existing regulations could have a material adverse effect on us or our partners.

In the United States, the EU and other significant or potentially significant markets for our portfolio and product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services. In the United States, the volume of drug pricing-related legislation has dramatically increased in recent years. For example, Congress has enacted laws requiring manufacturers to refund the Centers for Medicare & Medicaid Services, or CMS, for certain discarded amounts of drugs from single-use vials beginning in 2023 and eliminating the existing cap on Medicaid rebate amounts beginning in 2024. Also, in August 2022 Congress enacted the Inflation Reduction Act of 2022, which, among other things, requires the Department of Health and Human Services to negotiate Medicare prices for certain drugs, imposes an inflation-based rebate on Medicare Part B and D utilization, restructures the Medicare Part D benefit and increases manufacturer contributions in some or all of the Medicare Part D benefit phases. In addition, many state legislatures are considering, or have already passed into law, legislation that seeks to indirectly or directly regulate pharmaceutical drug pricing, such as requiring manufacturers to publicly report proprietary pricing information, creating review boards for prices to state agencies, and encouraging the use of generic drugs. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Further, many countries outside the United States, including the EU member states, have established complex and lengthy procedures to obtain price approvals and coverage reimbursement and periodically review their pricing and reimbursement decisions. If any pricing-related regulation impacts products in our portfolio, it would result in lower royalties received by us.

We believe there are no compliance issues with laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have adversely affected, or are reasonably expected to adversely affect, our business, financial condition and results of operations, and we currently do not anticipate material capital expenditures arising from environmental regulation. We believe climate change could present risks to our business. Some of the potential impacts of climate change to our business include increased operating costs due to additional regulatory requirements and the risk of disruptions to our business. We do not believe these risks are material to our business at this time.

For a discussion of the risks associated with government regulations, see below under "Item 1A. Risk Factors."

Intellectual Property

Intellectual property is important to our business and our future income streams will depend in part on our partners and licensees', ability to obtain issued patents and to operate without infringing on the proprietary rights of others. We hold and have filed applications for a number of patents in the United States and internationally to protect our products and technology. We also have obtained or have the right to obtain licenses to, or income streams based on, certain patents and applications filed by others. However, the patent position of biotechnology companies generally is highly uncertain and consistent policy regarding the breadth of allowed claims has not emerged from the actions of the U.S. Patent and Trademark Office with respect to biotechnology patents. Accordingly, no assurance can be given that our, or our partners

or licensees' patents will afford protection against competitors with similar products or that others will not obtain patents claiming aspects similar to those covered by our, or our partners' or licensees' patent applications. Some of our agreements, or those of our partners or licensees, contain "step-down" provisions where the royalty rate is reduced following patent expiration or revocation. Below is a list of representative patents and patent applications related to our licensed programs:

Licensee	Program	Representative Patents/Applications	Subject matter	Expected last expiration in family
Novartis	Anti-IL-1β	US 7,531,166 US 7,582,742 EP 1 899 378	Gevokizumab (VPM087) and other antibodies and antibody fragments with similar binding properties for IL-1β	2027
		US 7,695,718 US 8,101,166 US 8,586,036 US 9,163,082	Methods of treating Type 2 diabetes or Type 2 diabetes-induced diseases or conditions with high affinity antibodies and antibody fragments that bind to IL-1β	2027
		US 8,637,029	Methods of treating gout with certain doses of IL-1β binding antibodies or binding fragments	2028
		JP 5763625 US 10,611,832	Pharmaceutical compositions comprising anti-IL-1β binding antibodies or fragments for reducing acute coronary syndrome in a subject with a history of myocardial infarction.	2030
Novartis	Anti-TGFβ	US 8,569,462 US 9,145,458 US 9,714,285 US 10,358,486 EP 2714735 EP 21186327 JP 6363948	TGFβ antibodies and methods of use thereof	2032
		US 10,167,334 EP 3 277 716 JP 6901400	Combination therapy using an inhibitor of TGFβ and an inhibitor of PD-1 for treating or preventing recurrence of cancer	2036
Rezolute	Anti-INSR	US 9,944,698 EP 2 480 254 JP 5849050	Insulin receptor-modulating antibodies having the functional properties of RZ358	2030
		US 10,711,067 EP 3 265 491A1	Methods of treating or preventing post-prandial hypoglycemia after gastric bypass surgery using a negative modulator antibody to the insulin receptor	2036
Ology Bioservices . .	Anti-BoNT	US 8,821,879 EP 2 473 191	Coformulations of anti- botulinum neurotoxin antibodies	2030
Various.	Phage display libraries	US 8,546,307 EP 2 344 686	XOMA phage display library components	2032

Licensee	Program	Representative Patents/Applications	Subject matter	Expected last expiration in family
Seeking out license	Anti-IL2	US 10,858,428* EP 3 518 969A2*	Interleukin-2 Antibodies and Uses Thereof	2037
Seeking out license	Anti-PTH1R	US 10,519,250 EP 3 490 600A1	Parathyroid Hormone Receptor 1 Antibodies and Uses Thereof	2037
Organon	Ebopiprant	US 8,451,480*** EP1 487 442***	Generically covers ebopiprant	2024
		9,447,055*** 9,834,528*** 10,259,795*** EP 3 400 217***	Ebopiprant; prodrug valine ester; method of synthesizing ebopiprant, method of treating or preventing preterm labor by administering ebopiprant	2036
		10,555,934**** 11,524,003 **** EP 3 397 622****	Treating pre-term labor or delaying onset of labor with Ebopiprant or prodrug valine ester plus an additional agent such as nifedipine or atosiban	2037
		11,534,428****	Delaying onset of delivery by administering ebopiprant and about 20mg of nifedipine	2039

* Jointly owned with Medical University of South Carolina Foundation for Research Development
** Jointly owned with Novartis Vaccines and Diagnostics, Inc.
***Owned by Merck Serono S.A.
****Owned by XOMA (US) LLC

If certain patents issued to others are upheld or if certain patent applications filed by others are issued and upheld, our partners and licensees may require certain licenses from others to develop and commercialize certain potential products incorporating our technology. There can be no assurance that such licenses, if required, will be available on acceptable terms. If such licenses are obtained, our partners and licensees may be able to deduct some or all of the costs from the royalties they owe to us.

We protect our proprietary information, in part, by confidentiality agreements with our employees, consultants and partners. These parties may breach these agreements, and we may not have adequate remedies for any breach. To the extent that we or our consultants or partners use intellectual property owned by others, we may have disputes with our consultants or partners or other third parties, as to the rights in related or resulting know-how and inventions.

Concentration of Risk

Our business model is dependent on third parties achieving specified development milestones and product sales. Our portfolio currently includes over 70 fully funded programs from which we could potentially receive royalties or other payments if the programs achieve marketability. Novartis is developing several of the programs in our portfolio. While we do not expect the discontinuation of any one program would have a material impact on our business, the discontinuation of all programs by Novartis could have a material effect on our business and financial condition.

Organization

We were incorporated in Delaware in 1981 and became a Bermuda-exempted company in December 1998. Effective December 31, 2011, we changed our jurisdiction of incorporation from Bermuda to Delaware and changed our name from XOMA Ltd. to XOMA Corporation. When referring to a time or period before December 31, 1998, or after December 31, 2011, the terms "Company" and "XOMA" refer to XOMA Corporation, a Delaware corporation; when referring to a time or period between December 31, 1998, and December 31, 2011, such terms refer to XOMA Ltd., a Bermuda company.

Our principal executive offices are located at 2200 Powell Street, Suite 310, Emeryville, California 94608. Our telephone number at our principal executive offices is (510) 204-7200. Our website address is www.xoma.com. The information found on our website is not part of this or any other report filed with or furnished to the SEC.

Impact of COVID-19 Pandemic

The COVID-19 pandemic continues to pose risks to our business as clinical trials industry-wide have slowed. Our business is dependent on the continued development and commercialization efforts of our licensees and our royalty agreement counterparties and their licensees. We have been monitoring and continue to monitor our portfolio programs for potential delays in underlying research programs and elections of our partners to continue or cease development. Delays in clinical trials and underlying research programs may lead to delayed revenue from milestones from our licensees and royalty agreement counterparties or, if certain research programs are discontinued, we may recognize impairment charges for our royalty receivables. COVID-19 and the related variants may impact our underlying programs in a variety of ways which are unknown in length and scope at this time.

Employees

We rely on a small number of skilled, experienced, and innovative employees to conduct the operations of our company. As of March 6, 2023, we employed 12 full-time employees and one part-time employee primarily engaged in executive, business development, legal, finance and administrative positions. We also utilize independent contractors and consultants to supplement our workforce.

Item 1A.   Risk Factors

The following risk factors and other information included in this Annual Report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

Risks Related to our Royalty Aggregator Strategy

Our acquisitions of potential future royalty and/or milestone payments may not produce anticipated revenues and/or may be negatively affected by a default or bankruptcy of the licensor(s) or licensee(s) under the applicable license agreement(s) covering such potential royalties and/or milestones, and if such transactions are secured by collateral, we may be, or may become, under-secured by the collateral or such collateral may lose value and we will not be able to recuperate our capital expenditures associated with the acquisition.

We are engaged in a continual review of opportunities to acquire future royalties, milestones and other payments related to drug development and sales as part of our royalty aggregator strategy or to acquire companies that hold royalty assets. Generally, at any time, we seek to have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, technical, financial and other confidential information, submission of indications of interest and involvement as a bidder in competitive auctions. Many potential acquisition targets do not meet our criteria, and for those that do, we may face significant competition for these acquisitions from other royalty buyers and enterprises. Competition for future asset acquisition opportunities in our markets could increase the price we pay for such assets and could reduce the number of potential acquisition targets. The

success of our acquisitions is based on our ability to make accurate assumptions regarding the valuation, probability, timing and amount of potential future royalty and milestone payments as well as the viability of the underlying technology and intellectual property. The failure of any of these acquisitions to produce anticipated revenues may materially and adversely affect our financial condition and results of operations.

Some of these acquisitions may expose us to credit risk in the event of a default by or bankruptcy of the licensor(s) or licensee(s) that are parties to the applicable license agreement(s) covering the potential milestone and royalty streams being acquired. In addition, recent volatility in the capital markets may limit our licensees or royalty-agreement counterparties' ability to access additional funding. While we generally try to structure our receipt of potential milestone and royalty payments to minimize the risk associated with such a default or bankruptcy, there can be no assurance that any such default or bankruptcy will not adversely affect our ability to receive future potential royalty and/or milestone payments. To mitigate this risk, on occasion, we may obtain a security interest as collateral in such royalty, milestone and other payments. Our credit risk in respect of such counterparty may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount we are due pursuant to the terms of the agreements covering the particular assets. This could occur in circumstances where the original collateral was not sufficient to cover a complete loss (e.g., our interests were only partially secured) or may result from the deterioration in value of the collateral, so that, in either such case, we are unable to recuperate our full capital outlay. Any such losses resulting therefrom could materially and adversely affect our financial condition and results of operations.

Many of our potential royalty acquisitions may be associated with drug products that are in clinical development and have not yet been commercialized. To the extent that such products are not successfully developed and commercialized, our financial condition and results of operations may be negatively impacted. Acquisitions of potential royalties associated with development stage biopharmaceutical product candidates are subject to a number of uncertainties.

As part of our royalty aggregator strategy, we may continue to purchase future potential milestone and royalty streams associated with drug products which are in clinical development and have not yet received marketing approval by any regulatory authority or been commercialized. There can be no assurance that the FDA, the EMA or other regulatory authorities will approve such products or that such products will be brought to market timely or at all, or that the market will be receptive to such products. To the extent that any such drug products are not successfully developed and subsequently commercialized, the value of our acquired potential milestone and royalty streams will be negatively affected. The ultimate success of our royalty aggregator strategy will depend on our ability to properly identify and acquire high quality products and the ability of the applicable counterparty to innovate, develop and commercialize their products, in increasingly competitive and highly regulated markets. Their inability to do so would negatively affect our ability to receive royalty and/or milestone payments. In addition, we are dependent, to a large extent, on third parties to enforce certain rights for our benefit, such as protection of a patent estate, adequate reporting and other protections, and their failure to do so would presumably negatively impact our financial condition and results of operations.

If the FDA, the EMA or other regulatory authority approves a development-stage product candidate that generates our royalty, the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The subsequent discovery of previously unknown problems with the product, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market.

In addition, the developers of these development-stage product candidates may not be able to raise additional capital to continue their discovery, development and commercialization activities, which may cause them to delay, reduce the scope of, or eliminate one or more of their clinical trials or research and development programs. If other product developers introduce and market products that are more effective, safer, less invasive or less expensive than the relevant products that generate our royalties, or if such developers introduce their products prior to the competing products underlying our royalties, such products may not achieve commercial success and thereby result in a loss for us.

Further, the developers of such products may not have sales, marketing or distribution capabilities. If no sales, marketing or distribution arrangements can be made on acceptable terms or at all, the affected product may not be able to be successfully commercialized, which will result in a loss for us. Losses from such assets could have a material adverse effect on our business, financial condition and results of operations.

We intend to continue, and may increase, this strategy of acquiring development-stage product candidates. While we believe that we can readily evaluate and gain conviction about the likelihood of a development-stage product candidate's approval and achieving significant sales, there can be no assurance that our assumptions will prove correct, that regulatory authorities will approve such development-stage product candidates, that such development-stage product candidates will be brought to market timely or at all, or that such products will achieve commercial success.

The ongoing COVID-19 pandemic may continue to, and other actual or threatened epidemics, pandemics, outbreaks, or public health crises may in the future, adversely affect our and our licensees or royalty-agreement counterparties or their licensees, which could cause delays or elimination of our receipts of potential milestones and royalties under our licensing or royalty and milestone acquisition arrangements.

The global spread of COVID-19 and other actual or threatened epidemics, pandemics, outbreaks, or public health crises has adversely impacted and could materially and adversely impact in the future our licensees or royalty-agreement counterparties or their licensees, which has and could further cause delays, suspensions or cancellations of their drug development efforts including, without limitation, their clinical trials, which would correspondingly delay, suspend or negate the timing of our potential receipts of milestones and royalties under our out-licensing or royalty acquisition agreements. The disruptions to our licensees or RPA counterparties or their licensees could include, without limitation:

- delays or difficulties in recruiting and enrolling new patients in their clinical trials;

- delays or difficulties in clinical site initiation;

- diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as their clinical trial sites and hospital staff supporting the conduct of their clinical trials;

- interruption of key clinical trial activities, such as clinical trial site monitoring;

- limitations in employee resources that would otherwise be focused on the conduct of their clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

- interruption in global shipping that may affect the transport of clinical trial supplies and materials;

- potential refusal by the FDA to accept data, including from clinical trials in affected geographies or failure to comply with updated FDA guidance and expectations related to the conduct of clinical trials during the COVID-19 pandemic; and

- delays in receiving approval from the FDA, the EMA and other U.S. and foreign federal, state and local regulatory authorities to initiate their planned clinical trials or to market their products.

The extent to which the COVID-19 pandemic continues to impact our business and prospects and the overall economies of the United States and other countries will depend on numerous evolving factors, which are highly uncertain and cannot be predicted with confidence, such as the duration and scope of the pandemic and mutations in the COVID-19 virus.

The evolving effects of the COVID-19 pandemic and restrictive government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce, as significant reductions in business related activities have occurred, supply chains have been disrupted, and manufacturing and clinical development activities have been curtailed or suspended.

In addition, quarantines, stay-at-home, executive and similar government orders, shutdowns or other restrictions on the conduct of business operations continue to impact personnel at third-party clinical testing sites, manufacturing

facilities, and the availability or cost of materials, which could disrupt our licensees' and RPA counterparties and their licensees' supply chains.

The spread of COVID-19, which has already resulted in a significant disruption of global financial markets, may materially affect us economically. While the evolving economic impacts brought by, and the duration of, COVID-19 may be difficult to assess or predict, it has already significantly disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. A recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

While several of our partners have experienced delays due to the COVID-19 pandemic, we do not yet know the full extent of potential delays or impacts on our business, clinical trials, healthcare systems or the global economy as a whole. However, the effects could continue to have an impact on our operations and could have a material adverse effect on our business, financial condition, results of operations and prospects in future periods.

Risks Related to our Industry

Biopharmaceutical products are subject to sales risks.

Biopharmaceutical product sales may be lower than expected due to a number of reasons, including pricing pressures, insufficient demand, product competition, failure of clinical trials, lack of market acceptance, obsolescence, loss of patent protection, government regulations, the impact of COVID-19 or other factors, and development-stage product candidates may fail to reach the market. Unexpected side effects, safety or efficacy concerns can arise with respect to a product, leading to product recalls, withdrawals, declining sales or litigation. As a result, payments of our future potential milestones and/or royalties may be reduced or cease. In addition, these potential payments may be delayed, causing our near-term financial performance to be weaker than expected.

Biopharmaceutical products are subject to substantial competition.

The biopharmaceutical industry is a highly competitive and rapidly evolving industry. The length of any product's commercial life cannot be predicted with certainty. There can be no assurance that one or more products on which we are entitled to a potential milestone or royalty will not be rendered obsolete or non-competitive by new products or improvements on which we are not entitled to a potential milestone or royalty, either by the current marketer of such products or by another marketer. Current marketers of products may undertake these development efforts in order to improve their products or to avoid paying our royalty. Adverse competition, obsolescence or governmental and regulatory action or healthcare policy changes could significantly affect the revenues, including royalty-related revenues, of the products which generate our potential milestones and royalties.

Competitive factors affecting the market position and success of each product include:

- effectiveness;

- safety and side effect profile;

- price, including third-party insurance reimbursement policies;

- timing and introduction of the product;

- effectiveness of marketing strategy and execution;

- governmental regulation;

- availability of lower-cost generics and/or biosimilars;

- treatment innovations that eliminate or minimize the need for a product; and

- product liability claims.

Biopharmaceutical products that have the potential to generate future milestones and royalties for us may be rendered obsolete or non-competitive by new products, including generics and/or biosimilars, improvements on existing products or governmental or regulatory action. In addition, as biopharmaceutical companies increasingly devote significant resources to innovate next-generation products and therapies using gene editing and new curative modalities, such as cell and gene therapy, products on which we have a milestone or royalty rights may become obsolete. These developments could have a material adverse effect on the sales of the biopharmaceutical products that have potential to generate our milestones and royalties, and consequently could materially adversely affect our business, financial condition and results of operations.

We depend on our licensees and royalty-agreement counterparties for the determination of royalty and milestone payments. While we typically have primary or back-up rights to audit our licensees and royalty-agreement counterparties, the independent auditors may have difficulty determining the correct royalty calculation, we may not be able to detect errors and payment calculations may call for retroactive adjustments. We may have to exercise legal remedies, if available, to resolve any disputes resulting from any such audit.

The royalty, milestone and other payments we may receive are dependent on our licensees and royalty agreement counterparties and their licensees' achievement of regulatory and developmental milestones and product sales. Each licensee's calculation of the royalty payments is subject to and dependent upon the adequacy and accuracy of its sales and accounting functions, and errors may occur from time to time in the calculations made by a licensee and/or a licensee may fail to report the achievement of royalties or milestones in whole or in part. Our license and royalty agreements typically provide us the primary or back-up right to audit the calculations and sales data for the associated royalty payments; however, such audits may occur many months following our recognition of the royalty revenue, may require us to adjust our royalty revenues in later periods and may require expense on our part. Further, our licensees and royalty-agreement counterparties may be uncooperative or have insufficient records, which may complicate and delay the audit process.

Although we intend to regularly exercise our royalty audit rights as necessary and to the extent available, we rely in the first instance on our licensees and royalty-agreement counterparties to accurately report the achievement of milestones and royalty sales and calculate and pay applicable milestones and royalties and, upon exercise of such royalty and other audit rights, we rely on licensees' and royalty-agreement counterparties' cooperation in performing such audits. In the absence of such cooperation, we may be forced to incur expenses to exercise legal remedies, if available, to enforce our agreements.

The lack of liquidity of our acquisitions of future potential milestones and royalties may adversely affect our business and, if we need to sell any of our acquired assets, we may not be able to do so at a favorable price, if at all. As a result, we may suffer losses.

We generally acquire milestone and royalty rights that have limited secondary resale markets and may be subject to transfer restrictions. The illiquidity of most of our milestone and royalty receivable assets may make it difficult for us to dispose of them at a favorable price if at all and, as a result, we may suffer losses if we are required to dispose of any or all such assets in a forced liquidation or otherwise. In addition, if we liquidate all or a portion of our potential future milestone and/or purchased royalty stream interests quickly or relating to a forced liquidation, we may realize significantly less than the value at which we had previously recorded these interests.

Our royalty aggregator strategy may require that we register with the SEC as an "investment company" in accordance with the Investment Company Act of 1940.

The rules and interpretations of the SEC and the courts, relating to the definition of "investment company" are very complex. While we currently intend to conduct our operations so that we will not be an investment company under

applicable SEC interpretations, we can provide no assurance that the SEC would not take the position that the Company would be required to register under the '40 Act and comply with the '40 Act's registration and reporting requirements, capital structure requirements, affiliate transaction restrictions, conflict of interest rules, requirements for disinterested directors, and other substantive provisions. We monitor our assets and income for compliance under the '40 Act and seek to conduct our business activities to ensure that we do not fall within its definitions of "investment company" or that we qualify under one of the exemptions or exclusions provided by the '40 Act and corresponding SEC regulations. If we were to become an "investment company" and be subject to the restrictions of the '40 Act, those restrictions likely would require significant changes in the way we do business and add significant administrative costs and burdens to our operations. To ensure we do not fall within the '40 Act, we may need to take various actions which we might otherwise not pursue. These actions may include restructuring the Company and/or modifying our mixture of assets and income or a liquidation of certain of our assets.

Our licensees or royalty-agreement counterparties or their licensees could be subject to natural disasters, public health crises, political crises and other catastrophic events that could hinder or disrupt development efforts.

We depend on our licensees and royalty-agreement counterparties and their licensees to successfully develop and commercialize product candidates for which we may receive milestone, royalty and other payments in the future. Our licensees and royalty-agreement counterparties and their licensees operate research and development efforts in various locations in the United States and internationally. If any of their facilities is affected by natural disasters, such as earthquakes, tsunamis, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war, political instability, labor disputes or strikes, other conflict, or other events outside of their control, their research and development efforts could be disrupted, which could result in the delay or discontinuation of development of one or more of the product candidates in which we have rights to future milestone and/or royalty payments which could have a material adverse effect on our business, results of operations and prospects.

Because many of the companies with which we do business also are in the biotechnology sector, the volatility of that sector can affect us indirectly as well as directly.

The same factors that affect us directly also can adversely affect us indirectly by affecting the ability of our partners and others with whom we do business to meet their obligations to us and reduce our ability to realize the value of the consideration provided to us by these other companies in connection with their licensing of our products.

Risks Related to our Financial Results and Capital Requirements

We have sustained losses in the past, and we expect to sustain losses in the foreseeable future.

We have incurred significant operating losses and negative cash flows from operations since our inception. Although we generated net income of $15.8 million and positive cash flows from operations of $22.7 million for the year ended December 31, 2021, we generated net loss of $17.1 million and negative cash flows from operations of $12.9 million for the year ended December 31, 2022 and we had an accumulated deficit of $1.2 billion as of December 31, 2022. We do not know whether we will ever achieve sustained profitability or whether cash flow from future operations will be sufficient to meet our needs.

To date, we have financed our operations primarily through the sale of equity securities and debt and royalty interests, and payments received under our collaboration and licensing arrangements. The size of our future net losses will depend, in part, on the rate of our future expenditures and our and our partners' ability to generate revenues. If our partners' product candidates are not successfully developed or commercialized, or if revenues are insufficient following regulatory approval, we will not achieve profitability and our business may fail. Our ability to achieve profitability is dependent in large part on the success of our and our partners' ability to license product candidates, and the success of our partners' development programs, both of which are uncertain. Our success is also dependent on our partners obtaining regulatory approval to market product candidates which may not materialize or prove to be successful.

Unstable market and global economic conditions may have adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have experienced volatility, including as a result of the COVID-19 pandemic, changes in interest rates, and economic inflation, which has included diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, high inflation, uncertainty about economic stability and changes in unemployment rates. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, acts of terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could heighten market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our royalty aggregator strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. Failure to secure any necessary financing in a timely manner could have a material adverse effect on our growth strategy, financial performance and stock price.

Our royalty aggregator strategy may require us to raise additional funds to acquire milestone and royalty interests; we cannot be certain that funds will be available or available at an acceptable cost of capital, and if they are not available, we may be unsuccessful in acquiring milestone and royalty interests to sustain the business in the future.

We may need to commit substantial funds to continue our business, and we may not be able to obtain sufficient funds on acceptable terms, if at all. If the current equity and credit markets deteriorate, it may make any additional debt or equity financing more difficult and more costly. Any additional debt financing or additional equity that we raise may contain terms that are not favorable to us and/or result in dilution to our stockholders, including pursuant to our 2018 Common Stock ATM Agreement, as amended and to our 2021 Series B Preferred Stock ATM Agreement. If we raise additional funds through licensing arrangements with third parties, we may be required to relinquish some rights to our technologies or our product candidates, grant licenses on terms that are not favorable to us or enter into a license arrangement for a product candidate at an earlier stage of development or for a lesser amount than we might otherwise choose.

If adequate funds are not available on a timely basis, we may:

- reduce or eliminate royalty aggregation efforts;

- further reduce our capital or operating expenditures;

- curtail our spending on protecting our intellectual property; or

- take other actions which may adversely affect our financial condition or results of operations.

Changes in the potential royalty acquisition market, including its structure and participants, or a reduction in the growth of the biopharmaceutical industry, could lead to diminished opportunities for us to acquire potential milestones and royalties, fewer potential milestones and royalties (or potential milestones or royalties of significant scale) being available, or increased competition for potential royalties. Even if we continue to acquire potential royalties and they become actual royalties, they may not generate a meaningful return for a period of several years, if at all, due to the price we pay for such royalties or other factors relating to the underlying products. As a result, we may not be able to continue to acquire potential milestones and royalties as we have in the past, or at all.

We have a continuing obligation to pay quarterly dividends to holders of our Series A Preferred Stock and Series B Preferred Stock, which will be an on-going expenditure for us and may limit our ability to borrow additional funds.

Holders of our Series A Preferred Stock are entitled to receive, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per year). Dividends on the Series A Preferred Stock will

accumulate and be cumulative from, and including, the date of original issue by us of the Series A Preferred Stock. Dividends will be payable in arrears on or about the 15th day of January, April, July and October. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series A Preferred Stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends up to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of common stock or any other class or series of our equity stock ranking, as to liquidation rights, junior to the Series A Preferred Stock. The shares of Series A Preferred Stock are redeemable at our option, in whole or in part, at redemption prices ranging from $26.00 per share to $25.00 per share, plus any accrued and unpaid dividends, depending on the date of redemption.

Holders of depositary shares representing interests in our Series B Preferred Stock are entitled to receive, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation preference per share of Series B Preferred Stock ($25.00 per depositary share) per year (equivalent to $2,093.75 per year per share or $2.09375 per year per depositary share). Dividends on the Series B Preferred Stock will accumulate and be cumulative from, and including, the date of original issue by us of the Series B Preferred Stock. Dividends are payable in arrears on or about the 15th day of January, April, July and October. The shares of Series B Preferred Stock are redeemable at our option, in whole or in part, at redemption prices ranging from $26,000.00 per share ($26.00 per depositary share) to $25,000.00 per share ($25.00 per depositary share), plus any accrued and unpaid dividends, depending on the date of redemption.

The payment of cash dividends and share repurchases is subject to limitations under applicable laws and the discretion of our Board of Directors and is determined after considering current conditions, including earnings, other operating results and capital requirements. Decreases in asset values or increases in liabilities can reduce net earnings and stockholders' equity. A deficit in stockholders' equity could limit our ability to pay dividends and make share repurchases under Delaware law. On the other hand, our continued obligation to pay dividends to the holders of our Series A Preferred Stock and depositary shares representing interests in Series B Preferred Stock could restrict us from additional borrowings or make them more costly.

The holders of preferred stock have rights that are senior to those of our common stockholders.

As of December 31, 2022, we had issued and outstanding 984,000 shares of Series A Preferred Stock with a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends up to the date of payment (whether or not declared). Additionally, as of December 31, 2022, we had issued and outstanding 1,600,000 depositary shares, each representing a 1/1000th fractional interest in a share of our Series B Preferred Stock with a liquidation preference of $25,000 per share of Series B Preferred Stock ($25.00 per depositary share), plus an amount equal to any accumulated and unpaid dividends up to the date of payment (whether or not declared). Our preferred stock is senior to our shares of common stock in right of payment of dividends and other distributions. In the event of our bankruptcy, dissolution or liquidation, the holders of our preferred stock must be satisfied before any distributions can be made to our common stockholders.

Information available to us about the biopharmaceutical products underlying the potential royalties we buy may be limited and therefore our ability to analyze each product and its potential future cash flow may be similarly limited.

We may have limited information concerning the products generating the future potential milestones and royalties we are evaluating for acquisition. Often following our acquisition, the information we have regarding products underlying a potential milestone or royalty may be limited to the information that is available in the public domain. Therefore, there may be material information that relates to such products that we would like to know but do not have and may not be able to obtain. For example, we do not always know the results of studies conducted by sponsors of the products of others or the nature or number of any complaints from doctors or users of such products. In addition, the market data that we obtain independently may also prove to be incomplete or incorrect. Due to these and other factors, the actual potential cash flow from a potential royalty may be significantly lower than our estimates.

Our future income is dependent upon numerous potential milestone and royalty-specific assumptions and, if these assumptions prove not to be accurate, we may not achieve our expected rates of returns.

Our business model is based on multiple-year internal and external forecasts regarding potential product sales and numerous product-specific assumptions in connection with each potential milestone and royalty acquisition, including where we have limited information regarding the product. There can be no assurance that the assumptions underlying our financial models, including those regarding potential product sales or competition, patent expirations or license terminations for the products underlying our portfolio, are accurate. These assumptions involve a significant element of subjective judgment and may be and in the past have been adversely affected by post-acquisition changes in market conditions and other factors affecting the underlying product. Our assumptions regarding the financial stability or operational or marketing capabilities of the partner obligated to pay us potential royalties may also prove to be incorrect. Due to these and other factors, the assets in our current portfolio or future assets may not generate our projected returns or in the time periods we expect. This could negatively impact our results of operation for a given period.

Reductions or declines in income from potential milestones and royalties, or significant reductions in potential milestone or royalty payments compared to expectations, or impairments in the value of potential milestones and royalties acquired could have a material adverse effect on our financial condition and results of operation.

The amount and duration of a royalty usually varies on a country-by-country basis and can be based on a number of factors, such as payments to third party licensors, whether the product is sold singly or in combination, patent expiration dates, regulatory exclusivity, years from first commercial sale of the applicable drug product, the entry of competing generic or biosimilar products, or other terms set out in the contracts governing the royalty. It is common for royalty durations to expire earlier or later than anticipated due to unforeseen positive or negative developments over time, including with respect to the granting of patents and patent term extensions, the invalidation of patents, claims of patent misuse, litigation between the party controlling the patents and third party challengers of the patents, the ability of third parties to design around or circumvent valid patents, the granting of regulatory exclusivity periods or extensions, timing of the arrival of generic or biosimilar competitor products, changes to legal or regulatory regimes affecting intellectual property rights or the regulation of pharmaceutical products, product life cycles, and industry consolidations. If an unexpected reduction in a royalty amount or shortening of a potential royalty term were to occur, it could result in a reduction in potential income from milestones and royalties, a significant reduction in potential milestones and royalty payments compared to expectations, or a permanent impairment of such potential milestones and royalty payments.

A large percentage of the calculated net present value of our portfolio is represented by a limited number of products. The failure of any one of these products to move forward in clinical development or commercialization may have a material adverse effect on our financial condition and results of operation.

Our asset portfolio may not be fully diversified by product, therapeutic area, geographic region or other criteria. Any significant deterioration in the amount or likelihood of receipt of potential cash flows from the top products in our asset portfolio could have a material adverse effect on our business, financial condition and results of operation. For example, in September 2021, Novartis announced its decision to discontinue its study of CFZ533 (iscalimab) in kidney transplant. In September 2022, after an interim analysis of data, Novartis also decided to discontinue its study of CFZ533 in liver transplant. In addition, should the payor of any future potential milestones or royalties decline to pay such potential milestones and royalties for any reason, such failure may result in a material adverse effect on our financial condition and results of operation.

Risks Related to Our Milestone and Royalty Streams

We may not be able to successfully identify and acquire potential milestone and royalty streams on other products, product candidates, or programs, or other companies to grow and diversify our business, and, even if we are able to do so, we may not be able to successfully manage the risks associated with integrating any such products, product candidates, programs or companies into our business or we may otherwise fail to realize the anticipated benefits of these acquisitions.

To grow and diversify our business, we plan to continue our business development efforts to identify and seek to acquire and/or in-license potential milestone and royalty streams or companies. Future growth through acquisition or in-licensing will depend upon the availability of suitable products, product candidates, programs or companies for acquisition or in-licensing on acceptable prices, terms and conditions. Even if appropriate opportunities are available, we may not be able to acquire rights to them on acceptable terms, or at all. The competition to acquire or in-license rights to promising products, product candidates, programs and companies is fierce, and many of our competitors are large, multinational pharmaceutical and biotechnology companies with considerably more financial, development and commercialization resources, personnel, and experience than we have. In order to compete successfully in the current business climate, we may have to pay higher prices for assets than may have been paid historically, which may make it more difficult for us to realize an adequate return on any acquisition.

Even if we are able to successfully identify and acquire or in-license new products, product candidates, programs or companies, we may not be able to successfully manage the risks associated with integrating any products, product candidates, programs or companies into our business or the risks arising from anticipated and unanticipated problems in connection with an acquisition or in-licensing. Further, while we seek to mitigate risks and liabilities of potential acquisitions through, among other things, due diligence, indemnification and risk allocation, there may be risks and liabilities that such due diligence efforts fail to discover, that are not disclosed to us, or that we inadequately assess. Any failure in identifying and managing these risks and uncertainties effectively would have a material adverse effect on our business. In any event, we may not be able to realize the anticipated benefits of any acquisition or in-licensing for a variety of reasons, including the possibility that a product candidate fails to advance to clinical development, proves not to be safe or effective in clinical trials, or that a product fails to reach its forecasted commercial potential or that the integration of a product, product candidate, program or company gives rise to unforeseen difficulties and expenditures. Any failure in identifying and managing these risks and uncertainties would have a material adverse effect on our business.

If our potential royalty providers' therapeutic product candidates do not receive regulatory approval, our potential royalty providers will be unable to market them.

Our potential royalty providers' product candidates cannot be manufactured and marketed in the United States or any other countries without required regulatory approvals. The U.S. government and governments of other countries extensively regulate many aspects of our partners' product candidates, including:

- clinical development and testing;

- manufacturing;

- labeling;

- storage;

- record keeping;

- promotion and marketing; and

- importing and exporting.

In the United States, the FDA regulates pharmaceutical products under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act.

Initiation of clinical trials requires approval by health authorities. Clinical trials involve the administration of the investigational new drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with FDA and International Conference on Harmonization Good Clinical Practices and the European Clinical Trials Directive, as applicable, under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Other national, foreign and local regulations also may apply. The developer of the drug must provide information relating to the characterization and controls of the product before administration to the patients participating in the clinical trials. This requires developing approved assays of the product to test before administration to the patient and during the conduct of the trial. In addition, developers of pharmaceutical products must provide periodic data regarding clinical trials to the FDA and other health authorities, and these health authorities may issue a clinical hold upon a trial if they do not believe, or cannot confirm, that the trial can be conducted without unreasonable risk to the trial participants.

The results of the preclinical studies and clinical testing, together with chemistry, manufacturing and controls information, are submitted to the FDA and other health authorities in the form of a NDA for a drug, and in the form of a BLA for a biological product, requesting approval to commence commercial sales. In responding to an NDA or BLA, the FDA or foreign health authorities may grant marketing approvals, request additional information or further research, or deny the application if they determine the application does not satisfy regulatory approval criteria. Regulatory approval of an NDA, BLA, or supplement is never guaranteed. The approval process can take several years, is extremely expensive and can vary substantially based upon the type, complexity, and novelty of the products involved, as well as the target indications. Our potential royalty providers ultimately may not be able to obtain approval in a timely fashion or at all.

The FDA and foreign health authorities have substantial discretion in the drug and biologics approval processes. Despite the time and expense incurred, failure can occur at any stage, and our potential development partners could encounter problems that cause abandonment of clinical trials or cause them to repeat or perform additional preclinical, clinical or manufacturing-related studies.

Changes in the regulatory approval policy during the development period, changes in, or the enactment of additional regulations or statutes, or changes in regulatory review for a submitted product application may cause delays in the approval or rejection of an application.

The FDA and other regulatory agencies have substantial discretion in both the product approval process and manufacturing facility approval process, and as a result of this discretion and uncertainties about outcomes of testing, we cannot predict at what point, or whether, the FDA or other regulatory agencies will be satisfied with our licensees' submissions or whether the FDA or other regulatory agencies will raise questions that may be material and delay or preclude product approval or manufacturing facility approval. In light of this discretion and the complexities of the scientific, medical and regulatory environment, our or our potential royalty providers' interpretation or understanding of the FDA's or other regulatory agencies' requirements, guidelines or expectations may prove incorrect, which also could delay further or increase the cost of the approval process.

Our potential milestone and royalty providers face uncertain results of clinical trials of product candidates.

Drug development has inherent risk, and our potential milestone and royalty providers are required to demonstrate through adequate and well-controlled clinical trials that product candidates are effective, with a favorable benefit-risk profile for use in their target profiles before they can seek regulatory approvals for commercial use. It is possible our potential royalty providers may never receive regulatory approval for any licensed product candidates. Even if a product candidate receives regulatory approval, the resulting product may not gain market acceptance among physicians, patients, healthcare payors and the medical community.

Our potential milestone and royalty providers' product candidates require significant additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. This process is lengthy and expensive, often taking a number of years. As clinical results frequently are susceptible to varying

interpretations that may delay, limit or prevent regulatory approvals, the length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly. As a result, it is uncertain whether:

- our potential milestone and royalty providers' future filings will be delayed;

- our potential milestone and royalty providers' preclinical studies will be successful;

- our potential milestone and royalty providers will be successful in generating viable product candidates;

- we will be successful in finding collaboration and licensing partners to advance our product candidates on our behalf;

- our potential milestone and royalty providers will be able to provide necessary data;

- results of future clinical trials by our potential milestone and royalty providers will justify further development; or

- our potential milestone and royalty providers ultimately will achieve regulatory approval for product candidates in which we have an interest.

The timing of the commencement, continuation and completion of clinical trials by our potential milestone and royalty providers may be subject to significant delays relating to various causes, including failure to complete preclinical testing and earlier-stage clinical trials in a timely manner, inability to engage contract research organizations and other service providers, scheduling conflicts with participating clinicians and clinical institutions, changes in key personnel at clinical institutions, difficulties in identifying and enrolling patients who meet trial eligibility criteria and shortages of available drug supply. In addition, since we and our royalty agreement counterparties license our product candidates to others to fund and conduct clinical trials, we, and they, have limited control over how quickly and efficiently such licensees advance those trials. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the concentration of patients in specialist centers, the eligibility criteria for the trial, the existence of competing clinical trials and the availability of alternative or new treatments. Regardless of the initial size or relative complexity of a clinical trial, the costs of such trial may be higher than expected due to increases in duration or size of the trial, changes in the protocol under which the trial is being conducted, additional or special requirements of one or more of the healthcare centers where the trial is being conducted, or changes in the regulatory requirements applicable to the trial or in the standards or guidelines for approval of the product candidate being tested or for other unforeseen reasons.

In addition, our potential milestone and royalty providers may conduct clinical trials in foreign countries, which may subject them to further delays and expenses as a result of increased drug shipment costs, additional regulatory requirements and the engagement of foreign clinical research organizations, and may expose our potential milestone and royalty providers to risks associated with foreign currency transactions to make contract payments denominated in the foreign currency where the trial is being conducted.

New products and technologies of other companies may render some or all of our potential milestone and royalty providers' product candidates noncompetitive or obsolete.

New developments by others may render our potential milestone and royalty providers' product candidates or technologies obsolete or uncompetitive. Technologies developed and utilized by the biotechnology and pharmaceutical industries are changing continuously and substantially. Competition in antibody-based technologies is intense and is expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies advance in these fields. In addition, as biopharmaceutical companies increasingly devote significant resources to innovate next-generation products and therapies using gene editing and new curative modalities, such as cell and gene therapy, products on which we have a milestone or royalty rights may become obsolete. Many of these competitors may

be able to develop products and processes competitive with or superior to our potential milestone and royalty providers for many reasons, including that they may have:

- significantly greater financial resources;

- larger research and development staffs;

- entered into arrangements with, or acquired, biotechnology companies to enhance their capabilities; or

- extensive experience in preclinical testing and human clinical trials.

These factors may enable others to develop products and processes competitive with or superior to our own or those of our potential milestone and royalty providers. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly interested in the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements. Furthermore, many companies and universities tend not to announce or disclose important discoveries or development programs until their patent position is secure or, for other reasons, later. As a result, we and our potential milestone and royalty providers may not be able to track development of competitive products, particularly at the early stages.

Positive developments in connection with a potentially competing product may have an adverse impact on our future potential for receiving revenue derived from development milestones and royalties. For example, if another product is perceived to have a competitive advantage, or another product's failure is perceived to increase the likelihood that our licensed product will fail, our potential milestone and royalty providers may halt development of product candidates in which we have an interest.

Our potential royalty providers may be unable to price our products effectively or obtain coverage and adequate reimbursement for sales of our products, which would prevent our potential royalty providers' products from becoming profitable and negatively affect the royalties we may receive.

If our potential royalty providers succeed in bringing our product candidates to the market, they may not be considered cost effective, and reimbursement to the patient may not be available or may not be sufficient to allow our potential royalty providers to sell the products on a competitive basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Significant uncertainty exists as to the coverage and reimbursement status of any products for which our potential royalty providers may obtain regulatory approval. Even if coverage is available, the associated reimbursement rate may not be adequate for our potential royalty providers to cover related marketing costs. Additionally, coverage and reimbursement policies for drug products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for drug products among third-party payors in the United States. Therefore, the process of obtaining coverage and reimbursement is often time-consuming and costly. Thus, even if our partners' product candidates are approved by the FDA, our royalty partners may not be able to price the products effectively or obtain coverage and adequate reimbursement for their products, which could adversely affect the royalties we receive.

Third-party payors are increasingly challenging the prices charged for pharmaceutical products and services. Our business is affected by the efforts of government and third-party payors to contain or reduce the cost of healthcare through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing.

In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect these proposals or managed care efforts may have on our or our potential milestone and royalty providers' businesses.

We do not know whether there will be, or will continue to be, a viable market for the product candidates in which we have an ownership or royalty interest.

Even if product candidates in which we have an interest receive approval in the future, they may not be accepted in the marketplace. In addition, our potential royalty providers may experience difficulties in launching new products, many of which are novel and based on technologies that are unfamiliar to the healthcare community. We have no assurance healthcare providers and patients will accept such products, if developed. Similarly, physicians may not accept a product if they believe other products to be more effective or more cost effective or are more comfortable prescribing other products.

Furthermore, government agencies, as well as private organizations involved in healthcare, from time to time publish guidelines or recommendations to healthcare providers and patients. Such guidelines or recommendations can be very influential and may adversely affect product usage directly (for example, by recommending a decreased dosage of a product in conjunction with a concomitant therapy) or indirectly (for example, by recommending a competitive product over a product in which we have an ownership or royalty interest). Consequently, we do not know if physicians or patients will adopt or use products in which we have an ownership or royalty interest for their approved indications.

Even approved and marketed products are subject to risks relating to changes in the market for such products. Introduction or increased availability of generic or biosimilar versions of products can alter the market acceptance of branded products. In addition, unforeseen safety issues may arise at any time, regardless of the length of time a product has been on the market which may lead to litigation, increased costs and delays or removal of the product from the market.

We are exposed to an increased risk of product liability claims.

The testing, marketing and sales of medical products entails an inherent risk of allegations of product liability. In the event of one or more large, unforeseen awards of damages against us, our product liability insurance may not provide adequate coverage. A significant product liability claim for which we were not adequately covered by insurance or indemnified by a third party would have to be paid from cash or other assets, which could have an adverse effect on our business, financial condition and the value of our common stock. To the extent we have sufficient insurance coverage, such a claim would presumably result in higher subsequent insurance rates. In addition, product liability claims can have various other ramifications, regardless of merit or eventual outcome, including loss of future sales opportunities, discontinuation of clinical trials, increased costs associated with replacing products, a negative impact on our goodwill and reputation, costs to defend litigation, and divert our management's attention from our business, each of which could also adversely affect our business and operating results.

If we and our potential royalty providers are unable to protect our intellectual property, in particular patent protection for principal products, product candidates and processes in which we have an ownership or royalty interest, and prevent the use of the covered subject matter by third parties, our potential royalty providers' ability to compete in the market will be harmed, and we may not realize our profit potential.

We and our potential royalty providers rely on patent protection, as well as a combination of copyright, trade secret, and trademark laws to protect our proprietary technology and prevent others from duplicating our products or product candidates. However, these means may afford only limited protection and may not:

- prevent our competitors from duplicating our products and those of our potential royalty providers;

- prevent our competitors from gaining access to our proprietary information and technology and that of our potential royalty providers; or

- permit us or our potential royalty providers to gain or maintain a competitive advantage.

Because of the length of time and the expense associated with bringing new products to the marketplace, we and our potential royalty providers hold and are in the process of applying for a number of patents in the United States and abroad to protect product candidates and important processes and also have obtained or have the right to obtain exclusive

licenses to certain patents and applications filed by others. However, the mere issuance of a patent is not conclusive as to its validity or its enforceability.

The U.S. Federal Courts, the U.S. Patent & Trademark Office or equivalent national courts or patent offices elsewhere may invalidate our patents or find them unenforceable. The America Invents Act introduced post-grant review procedures subjecting U.S. patents to post-grant review procedures similar to European oppositions. U.S. patents owned or licensed by us or our licensees may therefore be subject to post-grant review procedures, as well as other forms of review and re-examination. A decision in such proceedings adverse to our interests could result in the loss of valuable patent rights, which would have a material adverse effect on our business. In addition, the laws of foreign countries may not protect our intellectual property rights effectively or to the same extent as the laws of the United States.

If our, and our potential royalty providers intellectual property rights are not protected adequately, our potential royalty providers may not be able to commercialize technologies or products in which we have an ownership or royalty interest, and their competitors could commercialize such technologies or products, which could result in a decrease in our potential royalty providers' sales and market share that would harm our business and operating results. Specifically, the patent position of biotechnology companies generally is highly uncertain and involves complex legal and factual questions. The legal standards governing the validity of biotechnology patents are in transition, and current defenses as to issued biotechnology patents may not be adequate or available in the future. Accordingly, there is uncertainty as to:

- whether any pending or future patent applications held by us or our potential royalty providers will result in an issued patent, or whether issued patents will provide meaningful protection against competitors or competitive technologies;

- whether competitors will be able to design around our or our potential royalty providers' patents or develop and obtain patent protection for technologies, designs or methods that are more effective than those covered by our or our potential royalty providers' patents and patent applications; or

- the extent to which our or our potential royalty providers' product candidates could infringe on the intellectual property rights of others, which may lead to costly litigation, result in the payment of substantial damages or royalties, reduce the royalty rate due to us, and prevent our potential royalty providers from using our technology or product candidates.

If certain patents issued to others are upheld or if certain patent applications filed by others are issued and upheld, our potential royalty providers may require licenses from others to develop and commercialize certain potential products in which we have an ownership or royalty interest. These licenses, if required, may not be available on acceptable terms, or may trigger contractual royalty offset clauses in our license agreements, or those of our royalty-agreement counterparties. We may become involved in litigation to determine the proprietary rights of others, and any such litigation will presumably be costly, time consuming, may not be adequately covered by insurance and may have other adverse effects on our business, such as inhibiting our potential royalty providers' ability to compete in the marketplace and absorbing significant management time.

Due to the uncertainties regarding biotechnology patents, we also have relied and will continue to rely upon trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. Our employees and contractors are typically required to sign confidentiality agreements under which they agree not to use or disclose any of our proprietary information. Research and development contracts and relationships between us and our scientific consultants and potential licensees provide access to aspects of our know-how that are protected generally under confidentiality agreements. These confidentiality agreements may be breached or may not be enforced by a court. To the extent proprietary information is divulged to competitors or to the public generally, such disclosure may adversely affect our licensees' ability to develop or commercialize our products by giving others a competitive advantage or by undermining our patent position.

In addition, periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and or applications will be due to the U.S. and various foreign patent offices at various points over the lifetime of our and our licensees' patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on our

outside patent annuity service to pay these fees when due. Additionally, the U.S. and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business.

No assurance can be given that our, or our partners or licensees' patents will be extended upon expiration, which may have an effect on our financial condition and results of operation.

We hold and have filed applications for a number of patents in the United States and internationally to protect our products and technology and have the right to obtain licenses to, or income streams based on, certain patents and applications filed by others. However, the life of a patent, and thus the protection it affords, is limited. Significant patents in our portfolio will expire in the coming years and while various extensions may be available, on a jurisdiction-by-jurisdiction basis, continuous patent protection is not guaranteed. While we expect to seek, and expect our partners to seek, extensions of patent terms for issued patents where available and when necessary, failure to secure patent extensions may have an effect on our financial condition and results of operations.

Litigation regarding intellectual property and/or the enforcement of our contractual rights against licensees and third parties can be costly and expose us to risks of counterclaims against us.

From time to time, we are required to engage in litigation, arbitration or other proceedings to protect our intellectual property and/or enforce our contractual rights against former or current licensees or third parties, including third-party collaborators of such licensees. The cost to us of complex proceedings of this type, even if resolved in our favor, can be substantial, and the parties opposing us in such proceedings may be able to sustain the cost of such proceedings more effectively than we can if they have substantially greater resources than we have. Any such proceedings and any negotiations leading up to them also may be time-consuming and can divert management's attention and resources. If a proceeding of this type is resolved against us, we may lose the value associated with contract rights contained in our arrangements with licensees and third parties, the patents that are the subject of such proceeding may be declared invalid, we could be exposed to counterclaims against us, and we could be held liable for significant damages, fees and/or costs. While it is our current plan to continue to review and pursue, on a selective basis, potential material contractual breaches against licensees and third parties (including third-party collaborators of licensees) and/or infringement of our intellectual property rights or technology, there can be no assurance that any such enforcement actions will be successful, or if successful, the timing of such success or that we will have sufficient capital to prosecute any such actions to a successful conclusion.

In June 2021, we initiated an arbitration proceeding against one of our licensees (the "Licensee") with the American Arbitration Association/International Centre for Dispute Resolution. We believe that the Licensee violated the terms of our License Agreement (the "License Agreement") and that we are entitled to milestone and royalty payments under the License Agreement, and that the Licensee impermissibly attempted to sublicense our licensed patent rights. We also seek damages and fees and costs of the arbitration (which fees and costs are currently estimated to be in the mid-single-digit millions of U.S. dollars range). In response, the Licensee seeks declarations that the License Agreement, under our interpretation, is unlawful, void and unenforceable, and that the License Agreement has expired. To date, the Licensee has not filed any counterclaims against us. However, to the extent the Licensee is deemed to be the prevailing party, the arbitrators, in their discretion, may require us to pay the Licensee's fees and costs of the arbitration (currently estimated to be in the mid-single-digit millions of U.S. dollars range). A hearing before a panel of arbitrators was held on this matter in November 2022, and the parties have submitted post-hearing briefs. A decision is expected in the first quarter of 2023.

In addition, we may be subject to claims that we, or our licensees, are infringing other parties' patents. If such claims are resolved against us, we or our licensees may be enjoined from developing, manufacturing, selling or importing products, processes or services unless we obtain a license from the other party. Such a license may not be available on reasonable terms or at all, thus preventing us, or our licensees, from using these products, processes or services and adversely affecting our potential future revenue.

Uncertainties resulting from our participation in litigation, arbitration or other proceedings involving intellectual property and/or contractual rights could have a material adverse effect on our or our partners' ability to compete in the marketplace. There could also be public announcements of the results of hearings, motions or interim proceedings or developments. If securities analysts or investors perceive these results to be negative, the perceived value of the drug product candidates as to which we hold potential milestone or royalty interests, or intellectual property or contractual rights could be diminished. Accordingly, the market price of our common stock may decline. Uncertainties resulting from the initiation and continuation of litigation, arbitration or other proceedings involving intellectual property and/or contractual rights could have a material adverse effect on our business, financial condition and results of operation.

Risks Related to Our Reliance on Third Parties

We and our partners rely heavily on license and collaboration relationships, and any disputes or litigation with our partners or termination or breach of any of the related agreements could reduce the financial resources available to us, including our ability to receive milestone payments and future potential royalty and other revenues. License or collaboration agreements relating to products may, in some instances, be unilaterally terminated or disputes may arise which may affect our potential milestones, royalties and other payments.

License or collaboration agreements relating to the products generating our future potential milestones and royalties and other payment rights may be terminated, which may adversely affect sales of such products and therefore the potential payments we may receive. For example, under certain license or collaboration agreements, marketers may retain the right to unilaterally terminate the agreements. When the last patent covering a product expires or is otherwise invalidated in a country, a marketer may be economically motivated to terminate the applicable license or collaboration agreement, either in whole or with respect to such country, in order to terminate its payment and other obligations. In the event of such a termination, a licensor (which may be us in the case of our out-licensed products) or collaborator may no longer receive all of the payments it expected to receive from the applicable licensee or collaborator and may also be unable to find another company to continue developing and commercializing the product on the same or similar terms as those under the license or collaboration agreement that has been terminated.

In addition, license or collaboration agreements may fail to provide significant protection for the applicable licensor (which may be us in the case of our out-licensed products) or collaborator in case of the applicable licensee's or collaborator's failure to perform or in the event of disputes. License and collaboration agreements which relate to the products underlying our potential future milestones, royalties and other payment rights, are complex and certain provisions in such agreements may be susceptible to multiple interpretations. Disputes may arise regarding intellectual property, royalty terms, payment rights or other contractual terms subject to a license or collaboration agreement, including:

- the scope or duration of rights granted under the license or collaboration agreement and other interpretative issues;

- the amounts or timing of royalties, milestones or other payments due under the license or collaboration agreement;

- the sublicensing of patent or other rights under our license or collaboration relationships;

- the diligence obligations under the license or collaboration agreement and what activities satisfy such diligence obligations:

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by us or our partners; and

- the priority of invention of patented technology.

The resolution of any contract interpretation disagreement that may arise could narrow what the licensor (which may be us in the case of our out-licensed products) or collaborator believes to be the scope of its rights to the relevant

intellectual property or technology, or decrease the licensee's or collaborator's financial or other obligations under the relevant agreement, any of which could in turn impact the value of our potential royalties, milestones and other payments and have a material adverse effect on our business, financial condition, results of operations and prospects. If a marketer were to default on its obligations under a license or collaboration agreement, the licensor's or collaborator's remedy may be limited either to terminating certain licenses or collaborations related to certain countries or to generally terminate the license or collaboration agreement with respect to such country. In such cases, we may not have the right to seek to enforce the rights of the licensor or collaborator (if not us) and we may be required to rely on the resources and willingness of the licensor or collaborator (if not us) to enforce its rights against the applicable licensee or collaborator. In any of these situations, if the expected upfront, milestone, royalty or other payments under the license or collaboration agreements do not materialize, this could result in a significant loss to us and materially adversely affect our business, financial condition and results of operation. At any given time, the Company may be engaged in discussions with its licensees or collaborators regarding the interpretation of the payment and other provisions relating to products as to which we have milestones and potential royalty or other payment rights. Should any such discussions result in a disagreement regarding a particular product that cannot be resolved satisfactorily to us, we may end up being paid less than anticipated on such product should it successfully progress through clinical development and be approved for commercialization. Should our milestone and future potential royalty or other payment interests be reduced or eliminated as a result of any such disagreement, it could have an adverse effect on our business, financial condition, results of operation and prospects.

Our existing collaborations may not continue or be successful, and we may be unable to enter into future arrangements to develop and commercialize our unpartnered assets. Generally, our current collaborative partners have the right to terminate their collaborations at will or under specified circumstances. If any of our collaborative partners breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully (for example, by not making required payments when due, or at all or failing to engage in commercially reasonable efforts to develop products if required), our product development under these agreements will be delayed or terminated.

Our potential milestone and royalty providers may rely on third parties to provide services in connection with their product candidate development and manufacturing programs. The inadequate performance by or loss of any of these service providers could affect our potential milestone and royalty providers' product candidate development.

Third parties provide services in connection with preclinical and clinical development programs, including *in vitro* and *in vivo* studies, assay and reagent development, immunohistochemistry, toxicology, pharmacokinetics, clinical trial support, manufacturing and other outsourced activities. If these service providers do not adequately perform the services for which our potential milestone and royalty providers have contracted, or cease to continue operations, and our potential milestone and royalty partners are not able to find a replacement provider quickly or lose information or items associated with their drug product candidates, our potential milestone and royalty providers' development programs and receipt of any potential resulting income may be delayed.

Agreements with other third parties, many of which are material to our business, expose us to numerous risks and have caused us to incur additional liabilities.

Because our licensees, suppliers and contractors are independent third parties, they may be subject to different risks than we are and have significant discretion in, and different criteria for, determining the efforts and resources they will apply related to their agreements with us. If these licensees, suppliers and contractors do not successfully perform the functions for which they are responsible, we may not have the capabilities, resources or rights to do so on our own.

We do not know whether we or our licensees will successfully develop and market any of the products that are or may become the subject of any of our licensing arrangements. In addition, third-party arrangements such as ours also increase uncertainties in the related decision-making processes and resulting progress under the arrangements, as we and our licensees may reach different conclusions, or support different paths forward, based on the same information, particularly when large amounts of technical data are involved.

In addition, under the contracts with HCRP, the amortization for the reporting period is calculated based on the payments expected to be made by the licensees to HCRP over the term of the arrangement. Any changes to the estimated payments by the licensees to HCRP can result in a material adjustment to revenue previously reported.

Failure of our potential milestone and royalty providers' product candidates to meet current Good Manufacturing Practices standards may cause delays in regulatory approval and penalties for noncompliance.

Our potential milestone and royalty providers may rely on third party manufacturers and such contract manufacturers are required to produce clinical product candidates under cGMP to meet acceptable standards for use in clinical trials and for commercial sale, as applicable. If such standards change, the ability of contract manufacturers to produce our potential milestone and royalty providers' drug product candidates on the schedule required for clinical trials or to meet commercial requirements may be affected. In addition, contract manufacturers may not perform their obligations under their agreements with our potential milestone and royalty providers or may discontinue their business before the time required by us to successfully produce clinical and commercial supplies of our potential milestone and royalty providers' product candidates.

Contract manufacturers are subject to pre-approval inspections and periodic unannounced inspections by the FDA and corresponding state and foreign authorities to ensure strict compliance with cGMP and other applicable government regulations and corresponding foreign standards. We do not have control over a third-party manufacturer's compliance with these regulations and standards. Any difficulties or delays in contractors' manufacturing and supply of our potential milestone and royalty providers' product candidates or any failure of our potential milestone and royalty providers' contractors to maintain compliance with the applicable regulations and standards could increase costs, reduce revenue, make our licensees postpone or cancel clinical trials, prevent or delay regulatory approval by the FDA and corresponding state and foreign authorities, prevent the import and/or export of our potential milestone and royalty providers' product candidates, or cause any of our potential milestone and royalty providers' products that may be approved for commercial sale to be recalled or withdrawn.

Certain of our technologies are in-licensed from third parties, so our and our licensees' use of them may be restricted and subject to additional risks.

We have licensed technologies from third parties. These technologies include phage display technologies licensed to us in connection with our bacterial cell expression technology licensing program and antibody products. However, our and our licensees and collaborators' use of these technologies is limited by certain contractual provisions in the licenses relating to them, and although we have obtained numerous licenses, intellectual property rights in the area of phage display are particularly complex. If we are unable to maintain our licenses, patents or other intellectual property, we could lose important protections that are material to continuing our operations and for future prospects. Our licensors also may seek to terminate our license, which could cause us and our licensees to lose the right to use the licensed intellectual property and adversely affect our and our licensees' ability to commercialize our technologies, products or services.

Risks Related to Employees, Location, Data Integrity, and Litigation

The loss of, COVID-19 related absence of, or changes in any of our key personnel, could delay or prevent achieving our objectives.

Our business efforts could be adversely affected by the loss or COVID-19 related absence of one or more key members of our staff. We currently do not have key person insurance on any of our employees. In addition, given our minimal employee base, a COVID-19 outbreak in our employee population could significantly hinder our ability to meet our operating objectives. Changes in management may cause disruption in our business, strategic and employee relationships, which may delay or prevent the achievement of our business objectives. During the transition periods, there may be uncertainty among investors, employees and others concerning our future direction and performance.

Because we are a small biopharmaceutical focused company with limited resources, we may not be able to attract and retain qualified personnel.

We had 12 full-time employees and one part-time employee as of March 6, 2023. We may require additional experienced executive, accounting, legal, administrative and other personnel from time to time in the future. We are highly dependent on principal members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. There is intense competition for the services of these personnel, especially in California.

Moreover, we expect the high cost of living in the San Francisco Bay Area, where our headquarters is located, may impair our ability to attract and retain employees in the future. If we do not succeed in attracting new personnel and retaining and motivating existing personnel, our business may suffer, and we may be unable to implement our current initiatives or grow effectively.

We rely and will continue to rely on outsourcing arrangements for many of our activities, including financial reporting and accounting and human resources.

Due to our small number of employees, we rely, and expect to continue to rely, on outsourcing arrangements for a significant portion of our activities, including financial reporting and accounting and human resources, as well as for certain of our functions as a public company. We may have limited control over these third parties, and we cannot guarantee that they will perform their obligations in an effective and timely manner.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with applicable regulations, provide accurate information to regulatory authorities, comply with federal and state fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, the health care industry is subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our current and any future licensees, suppliers, contractors and consultants are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. We could experience failures in our information systems and computer servers, which could be the result of a cyberattacks and could result in an interruption of our normal business operations and require substantial expenditure of financial and administrative resources to remedy. System failures, accidents or security breaches can cause interruptions in our operations and can result in a material disruption of our development programs and other business operations. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability.

If our information technology systems or data or those of our partners or contractors are or were compromised by security incidents, our sensitive information could be exposed or stolen and we could experience adverse consequences, including regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

Our business is increasingly dependent on critical, complex and interdependent information technology systems, including cloud-based systems, to support business processes as well as internal and external communications. Our computer systems, and those of our partners and contractors, are potentially vulnerable to breakdown, malicious intrusion and computer viruses that may result in the impairment of key business processes. Such disruptions and breaches of security could have a material adverse effect on our business, financial condition and results of operations.

In the ordinary course of our business, we maintain sensitive data on our networks, including our intellectual property and proprietary or confidential business information relating to our business and that of our business partners. The secure maintenance and protection of this information is critical to our business and reputation. Threats to our systems and sensitive data can come from a variety of sources, ranging in sophistication from a person with authorized access to

our network, to an individual hacker, to an organized threat actor organization, to a state-sponsored attack. Cyber threats also may be intentional or accidental. It is often difficult to anticipate or immediately detect cyber incidents and the damage caused by such incidents. Data breaches and any unauthorized access to our systems could compromise our intellectual property and expose sensitive business information. A data security breach could also lead to exposure of personal information of our employees, legacy clinical trial patients, vendors and others, which could expose us to liability under foreign, federal, or state privacy laws. Theft of proprietary information could be used to compete against us and could cause us to incur significant remediation costs, result in product development delays, disrupt key business operations and divert attention of management and key information technology resources. These incidents could also subject us to liability, expose us to significant expense and cause significant harm to our reputation and business.

Authorities worldwide have been warning businesses of increased cybersecurity threats from actors seeking to exploit the COVID-19 pandemic. Moreover, failure to maintain effective internal accounting controls related to data security breaches and cybersecurity in general could impact our ability to produce timely and accurate financial statements and could subject us to regulatory scrutiny. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. Moreover, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information, trade secrets or other intellectual property.

While we have implemented security measures that are intended to protect our data security and information technology systems, such measures may not prevent all such cyber incidents. Further, we cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Compliance with stringent and changing obligations related to data privacy and security protection is a rigorous and time-intensive process. Our actual or perceived failure to comply with any privacy or data security obligations could lead to regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

Many states, countries and jurisdictions strictly regulate data privacy and protection and may impose significant penalties for failure to comply with these requirements. For example, in the U.S., the CCPA became effective on January 1, 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents and the CPRA which became effective on January 1, 2023, which expands upon the CCPA. The CCPA and CPRA give California residents expanded privacy rights, including the right to request correction, access and deletion of their personal information, the right to opt out of certain personal information sharing, and the right to receive detailed information about how their information is processed. The CCPA and CPRA include a framework with potentially severe statutory damages and private rights of action and will likely impact our business activities, along with increasing our compliance costs and potential liability. If we fail to comply with the CCPA and CPRA, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations. Other states are beginning to pass similar laws.

Compliance with laws and regulations concerning privacy, cybersecurity, data governance and data protection is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the laws and regulations and incur substantial expenditures. If we fail to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations. Further, data incidents experienced by us, our partners or collaborators could lead to significant fines, required corrective action, the loss of trade secrets or other intellectual property, public disclosure of sensitive clinical or commercial data, and the exposure of personally identifiable information (including sensitive personal information) of our employees, partners, and others. A data security breach or privacy violation that leads to disclosure or modification of, or prevents access to, patient information, including personally identifiable information or protected health information, could result in fines, increased costs or loss of revenue as a result of:

- harm to our reputation;

- fines imposed on us by regulatory authorities;

- additional compliance obligations under federal, state or foreign laws;

- requirements for mandatory corrective action to be taken by us; and

- requirements to verify the correctness of database contents and otherwise subject us to liability under laws and regulations that protect personal data.

In addition, cyber incidents can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. Moreover, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches. While we have implemented security measures to protect our data security and information technology systems, such measures may not prevent such events. Lastly, we cannot guarantee that we are in compliance with all applicable data protection laws and regulations as they are enforced now or as they evolve.

Risks Related to Government Regulation

Even after FDA approval, a product may be subject to additional testing or significant marketing restrictions, its approval may be withdrawn, or it may be removed voluntarily from the market.

Even if our potential royalty providers receive regulatory approval for our product candidates, they will be subject to ongoing regulatory oversight and review by the FDA and other regulatory entities. The FDA, the EMA, or another regulatory agency may impose, as a condition of the approval, ongoing requirements for post-approval studies or post-approval obligations, including additional research and development and clinical trials, and the FDA, EMA or other regulatory agency subsequently may withdraw approval based on these additional trials or obligations.

Even for approved products, the FDA, EMA or other regulatory agency may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and production of such product. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping for such products are subject to extensive regulatory requirements.

Furthermore, marketing approval of a product may be withdrawn by the FDA, the EMA or another regulatory agency or such product may be withdrawn voluntarily by our potential royalty providers based, for example, on subsequently arising safety concerns. The FDA, EMA and other agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including withdrawal of product approval.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

The United States and some foreign jurisdictions have enacted or are considering a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our potential royalty providers' ability to sell products in which we have ownership or and royalty interests, if approved, profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which, among other things, substantially changed the way healthcare is financed by both governmental and private payors.

There have been judicial, Congressional and executive branch challenges to the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. In addition, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. On August 16, 2022,

President Biden signed the Inflation Reduction Act of 2022, or the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how other such challenges, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have also been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions in Medicare payments to providers of up to two percent per fiscal year, starting in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2031 unless additional Congressional action is taken. Under current legislation the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In addition, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Such laws, and others that may affect our business that have been recently enacted or may in the future be enacted, may result in additional reductions in Medicare and other healthcare funding.

Also, there has been heightened governmental scrutiny recently in the U.S. over pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs the Secretary of HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated "maximum fair price" under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but it is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. In addition, beginning in 2023, Centers for Medicare & Medicaid Services, or CMS, will require manufacturers to refund CMS for certain discarded amounts of single-dose container and single-use package drugs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, and restrictions on certain product access. In some cases, such legislation and regulations have been designed to encourage importation from other countries and bulk purchasing.

An expansion in the government's role in the U.S. healthcare industry may cause general downward pressure on the prices of prescription drug products, lower reimbursements for providers, and reduced product utilization, any of which could adversely affect our business and results of operations. We expect that additional healthcare reform measures will be adopted in the future. We cannot know what form any such new legislation may take or the market's perception of how such legislation would affect us. Any reduction in reimbursement from government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent our potential royalty providers from being able to generate revenue, attain profitability, develop, or commercialize our current product candidates in which we have an ownership or royalty interest.

We and our potential milestone and royalty providers are subject to various state and federal healthcare-related laws and regulations that if violated may impact the commercialization of our product candidates for which we possess milestone or royalty rights or could subject us to significant fines and penalties.

Our operations may be directly or indirectly subject to various state and federal healthcare laws, including the federal Anti-Kickback Statute, the federal False Claims Act and state and federal data privacy and security laws. These laws may impact, among other things, the commercial operations for any of our product candidates that may be approved for commercial sale.

The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing or arranging for the purchase, lease, or order of a good or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. The ACA modified the federal Anti-Kickback Statute's intent requirement so that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it to have committed a violation. In addition, several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry.

The federal false claims laws, including the False Claims Act, and civil monetary penalties laws prohibit, among other things, persons and entities from knowingly filing, or causing to be filed, a false claim to, or the knowing use of false statements to obtain payment from the federal government. Certain suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individual, commonly known as a "whistleblower", or "relator" may share in any amounts paid by the entity to the government in fines or settlement. The filing of qui tam actions has caused a number of pharmaceutical, medical device and other healthcare companies to have to defend and/or settle a False Claims Act action.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA created new federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including a private payor, or falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, health care benefits, items or services.

HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information by entities subject to the law, such as certain healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates and their subcontractors that perform certain functions or activities that involve the use or disclosure of protected health information on their behalf.

Many states also have adopted laws similar to each of the federal laws described above, some of which apply to healthcare items or services reimbursed by any source, not only federal healthcare programs, such as the Medicare and Medicaid programs. In addition, some states have laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government. Additionally, certain state and local laws require the registration of pharmaceutical sales representatives, restrict payments that may be made to healthcare providers and other potential referral sources, and require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers. Further, some states have laws governing the privacy and security of health information in certain circumstances, many of which are not preempted by HIPAA and differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws, and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our or our potential milestone and royalty providers' business activities could be subject to challenge under one or more of such laws.

If we or our potential milestone and royalty providers are found to be in violation of any of the laws and regulations described above or other applicable state and federal healthcare laws, we or our potential milestone and royalty providers may be subject to penalties, including significant civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, integrity oversight and reporting obligations, reputational harm, exclusion from government healthcare reimbursement programs and the curtailment or restructuring of our or our potential milestone and royalty providers' operations, any of which could have a material adverse effect on our business and results of operations. In addition, we and our licensees may be subject to certain analogous foreign laws and violations of such laws could result in significant penalties.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations. Our operations are subject to anti-corruption laws including the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. We and the royalty agreement counterparties and licensees who generate our royalties operate in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anticorruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control laws by the United States or other authorities could also have an adverse impact on our reputation, our business, financial condition and results of operations. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities or our business arrangements with third parties could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices or the business practices of the royalty agreement counterparties and licensees who generate our royalties may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations or the operations of the royalty agreement counterparties and licensees who generate our royalties are found to be in violation of any of these laws or any other governmental regulations, we or the royalty agreement counterparties and licensees who generate our may be subject to significant criminal, civil and administrative sanctions, including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we or the royalty agreement counterparties and licensees who generate our royalties become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we or marketers of products that generate our royalties may be required to curtail or restructure operations, any of which could adversely affect our ability to operate our business and our results of operations. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. The shifting compliance environment and the need

to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

As we or our potential milestone and royalty providers do more business internationally, we will be subject to additional political, economic and regulatory uncertainties.

We or our potential milestone and royalty providers may not be able to operate successfully in any foreign market. We believe that because the pharmaceutical industry is global in nature, international activities will be a significant part of future business activities and when and if we or our potential milestone and royalty providers are able to generate income, a substantial portion of that income will be derived from product sales and other activities outside the United States. Foreign regulatory agencies often establish standards different from those in the United States, and an inability to obtain foreign regulatory approvals on a timely basis could put us at a competitive disadvantage or make it uneconomical to proceed with a product or product candidate's development. International sales may be limited or disrupted by many factors, including without limitation:

- imposition of government controls;

- export license requirements;

- political or economic instability;

- trade restrictions;

- changes in tariffs;

- restrictions on repatriating profits;

- exchange rate fluctuations; and

- withholding and other taxation.

General Risk Factors

Our share price may be volatile, and there may not be an active trading market for our common stock, Series A Preferred Stock or our Series B Preferred Stock.

There can be no assurance that the market price of our common stock will not decline below its present market price. Additionally, there may not be an active trading market for our common stock, Series A Preferred Stock or depositary shares representing interests in our Series B Preferred Stock. The market prices of biotechnology companies have been and are likely to continue to be highly volatile. Fluctuations in our operating results and general market conditions for biotechnology stocks could have a significant impact on the volatility of our stock price or the existence of an active trading market for our common stock, Series A Preferred Stock or depositary shares representing interests in our Series B Preferred Stock. We have experienced significant volatility in the price of our common stock. From January 1, 2022, through March 6, 2023, the share price of our common stock has ranged from a high of $32.09 to a low of $15.68. From January 1, 2022, through March 6, 2023, the share price of our Series A Preferred Stock has ranged from a high of $27.09 to a low of $22.14. From January 1, 2022, through March 6, 2023, the share price of our Series B Preferred Stock has ranged from a high of $26.81 to a low of $21.75. Additionally, we have two significant holders of our common stock that could affect the liquidity of our stock and have a significant negative impact on our stock price if the holders were to quickly sell their ownership positions.

Our results of operations and liquidity needs could be materially negatively affected by market fluctuations or an economic downturn.

Our results of operations could be materially negatively affected by economic conditions generally, both in the United States and elsewhere around the world. Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, and the U.S. financial markets have in the past contributed to, and may continue in the future contribute to, increased volatility and diminished expectations for the economy and the markets. Domestic and international equity markets periodically experience heightened volatility and turmoil. These events may have an adverse effect on us. In the event of a market downturn, our results of operations could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline.

We have issued equity securities and may issue additional equity securities from time to time, that materially and adversely affect the price of our common stock, including our Series X preferred stock, Series A Preferred Stock and depositary shares representing interests in our Series B Preferred Stock.

We expect significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in such a manner as we determine from time to time, including pursuant to our 2018 Common Stock ATM Agreement, as amended, and 2021 Series B Preferred Stock ATM Agreement. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders. If we issue additional equity securities, the price of our existing securities may be materially and adversely affected.

As of December 31, 2022, there were 5,003 shares of Series X preferred stock issued and outstanding. Each share of Series X preferred stock is convertible into 1,000 shares of registered common stock. The total number of shares of common stock issuable upon conversion of all issued Series X preferred stock would be 5,003,000 shares. Each share is convertible at the option of the holder at any time, provided that the holder will be prohibited from converting into common stock if, as a result of such conversion, the holder, together with its affiliates, would beneficially own a number of shares above a conversion blocker, which was initially set at 19.99% of our total common stock then issued and outstanding immediately following the conversion of such shares. A holder of Series X preferred shares may elect to increase or decrease the conversion blocker above or below 19.99% on 61 days' notice, provided the conversion blocker does not exceed the limits under Nasdaq Marketplace Rule 5635(b), to the extent then applicable. If holders of our Series X convertible preferred stock elect to convert their preferred shares into common stock such conversion would dilute our currently outstanding common stock both in number and in earnings per share. BVF (and its affiliates), as current holders of all shares of our Series X preferred stock, would, if they converted all such shares to common stock, obtain majority voting control of the Company. As of December 31, 2022, BVF owned approximately 31.5% of our total outstanding shares of common stock, and if all of the Series X convertible preferred shares were converted, BVF would own 52.3% of our total outstanding shares of common stock. Additionally, as of December 31, 2022, we had issued and outstanding 984,000 shares of Series A Preferred Stock and 1,600,000 depositary shares, each representing a 1/1000th fractional interest in a share of our Series B Preferred Stock.

In addition, funding from collaboration partners and others has in the past and may in the future involve issuance by us of our common stock. We cannot be certain how the purchase price of such shares, the relevant market price or premium, if any, will be determined or when such determinations will be made.

Any issuance by us of equity securities, whether through an underwritten public offering, an at the market offering, a private placement, in connection with a collaboration or otherwise could result in dilution in the value of our issued and outstanding shares, and a decrease in the trading price of our securities.

We may sell additional equity or debt securities to fund our operations, which may result in dilution to our stockholders and impose restrictions on our business.

In order to raise additional funds to support our operations, we may sell additional equity or convertible debt securities, which would result in dilution to our stockholders and/or debt securities which may impose restrictive covenants that would adversely impact our business. The sale of additional equity or convertible debt securities could result in additional dilution or result in other rights or obligations that adversely affect our stockholders. For example, holders of shares of our Series A Preferred Stock are entitled to receive, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per year). Additionally, holders of depositary shares representing interests in our Series B Preferred Stock are entitled to receive, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation preference per share of Series B Preferred Stock ($25.00 per depositary share) per year (equivalent to $2,093.75 per year per share or $2.09375 per year per depositary share). The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

Our organizational documents contain provisions that may prevent transactions that could be beneficial to our stockholders and may insulate our management from removal.

Our charter and by-laws:

- require certain procedures to be followed and time periods to be met for any stockholder to propose matters to be considered at annual meetings of stockholders, including nominating directors for election at those meetings; and

- authorize our Board of Directors to issue up to 1,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), that may prohibit large stockholders, in particular those owning 15% or more of our outstanding common stock, from merging or combining with us.

These provisions of our organizational documents and the DGCL, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock, could limit the ability of stockholders to approve transactions that they may deem to be in their best interests, and could make it considerably more difficult for a potential acquirer to replace management.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act. We have determined our disclosure controls and procedures and our internal control over financial reporting are effective. We can provide no assurance that we will, at all times, in the future be able to report that our disclosure controls and internal controls over financial reporting are effective.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the SOX. Section 404 requires management to establish and maintain a system of internal control over financial reporting, and annual reports on Form 10-K filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must contain a report from management assessing the effectiveness of our internal control over financial reporting. Ensuring we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a time-consuming effort that needs to be re-evaluated frequently. Failure on our part to have effective internal financial and accounting controls would cause our financial reporting to be unreliable, could have a material

adverse effect on our business, operating results, and financial condition, and could cause the trading price of our common stock to fall.

Our ability to use our NOL carry-forwards and certain other tax attributes to offset taxable income or taxes may be limited.

Our net operating loss, or NOL, carryforwards could expire unused and/or be unavailable to offset future income tax liabilities. As of December 31, 2022, we had U.S. federal NOL carryforwards of $108.8 million, of which $13.6 million will begin to expire in 2036. Under the federal income tax law, federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the federal tax law. In addition, Section 382 of the U.S. Internal Revenue Code of 1986, as amended (or, the Code), and corresponding provisions of state law, generally limit the ability of a corporation that undergoes an "ownership change" to utilize its NOL carry-forwards and certain other tax attributes against any taxable income in taxable periods after the ownership change. An "ownership change" is generally defined as a greater than 50% change, by value, in a corporation's equity ownership over a three-year period.

Based on an analysis under Section 382 of Code, we experienced an ownership change in February 2017, that significantly limits the availability of our tax attributes to offset future income. To the extent that we do not utilize our carry forwards within the applicable statutory carry-forward periods, either because of Section 382 limitations or the lack of sufficient taxable income, the carry-forwards will also expire unused.

Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. For instance, the recently enacted Inflation Reduction Act imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. In particular, changes in corporate tax rates, the realization of our net deferred tax assets, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act, as amended by the CARES Act or any future tax reform legislation, could have a material impact on the value of our deferred tax assets, result in significant one-time charges, and increase our future tax expenses.

Stockholder and private lawsuits, and potential similar or related lawsuits, could result in substantial damages, divert management's time and attention from our business, and have a material adverse effect on our business, financial condition and results of operations.

Securities-related class action and stockholder derivative litigation has often been brought against companies, including many biotechnology companies, which experience volatility in the market price of their securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies often experience significant stock price volatility in connection with their product development programs.

It is possible that suits will be filed, or allegations received from stockholders, naming us and/or our officers and directors as defendants. These potential lawsuits are subject to inherent uncertainties, and the actual defense and disposition costs will depend upon many unknown factors. The outcome of these lawsuits is uncertain. We could be forced to expend significant time and resources in the defense of these suits, and we may not prevail. In addition, we may incur substantial legal fees and costs in connection with these lawsuits. Although we carry insurance to protect us from such claims, our insurance may not provide adequate coverage. It is possible that we could, in the future, incur judgments or enter into settlements of claims for monetary damages. A decision adverse to our interests on these actions could result in the payment of substantial damages, or possibly fines, and could have a material adverse effect on our cash flow, results of operations and financial position.

Monitoring, initiating and defending against legal actions, including any currently pending litigation, are time-consuming for our management, are likely to be expensive and may detract from our ability to fully focus our internal resources on our business activities. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require us to pay damages, enjoin us from certain activities, or otherwise affect our legal or contractual rights, which could have a significant adverse effect on our business. In addition, the inherent uncertainty of any future litigation could lead to increased volatility in our stock price and a decrease in the value of an investment in our common stock.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

We currently lease space in one building that houses our corporate headquarters in Emeryville, California. The lease was originally scheduled to expire in February 2023 and in January 2023, we extended the lease through July 2023. We believe our facilities are adequate to meet our requirements for the near term and we are currently evaluating our future office space needs.

Item 3.   Legal Proceedings

From time to time, we are involved in litigation, arbitration or other proceedings relating to claims arising out of our operations.

We are not currently involved in any legal proceedings that we believe to be material. We may, however, be involved in material legal proceedings in the future, and the potential impact on us of any on-going proceeding could change. Such matters are subject to significant uncertainties, and there can be no assurance that any legal proceedings in which we are or may become involved will not have a material adverse effect on our business, results of operations, financial position or cash flows.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Equity

Our common stock trades on The Nasdaq Global Market tier of the Nasdaq Stock Market LLC ("Nasdaq") under the symbol "XOMA." On March 6, 2023, there were 192 stockholders of record of our common stock, one of which was Cede & Co., a nominee for Depository Trust Company ("DTC"). All of the shares of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co. as one stockholder.

Dividend Policy

We have not paid dividends on our common stock. Holders of shares of our Series A Preferred Stock are entitled to receive, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per year per share) per year. Holders of our Series B Preferred Stock are entitled to receive, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation preference per year of Series B Preferred Stock ($25.00 per depositary share) per year (equivalent to $2,093.75 per year per share or $2.09375 per year per depositary share). We do not anticipate paying cash dividends on our common stock in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

XOMA is a biotech royalty aggregator. We have a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered pre-commercial therapeutic candidates. Our portfolio was built through licensing our proprietary products and platforms from our legacy discovery and development business, combined with the acquisition of rights to future milestones and royalties that we have made since our royalty aggregator business model was implemented in 2017. Our drug royalty aggregator business is focused on early to mid-stage clinical assets, primarily in Phase 1 and 2, with significant commercial sales potential that are licensed to large-cap partners. We expect that most of our future revenue will be based on payments we may receive for milestones and royalties related to these programs.

The generation of future revenues related to licenses, milestones, and royalties is dependent on the achievement of milestones or product sales by our existing licensees. Although we generated net income of $15.8 million and positive cash flows from operations of $22.7 million for the year ended December 31, 2021, we generated net loss of $17.1 million and negative cash flows from operations of $12.9 million for the year ended December 31, 2022 and we had an accumulated deficit of $1.2 billion as of December 31, 2022. The payment we received from Novartis pursuant to our Anti-TGFβ Antibody License Agreement in 2021 was a one-time milestone payment that does not represent recurring revenue.

Significant Developments

Purchase of IP

ObsEva Intellectual Property Acquisition Agreement

In November 2022, we entered into the ObsEva IP Acquisition Agreement pursuant to which we acquired all of ObsEva's intellectual property (patents and know-how) and license agreement rights related to ebopiprant, an investigational compound previously licensed by ObsEva from Merck KGaA. We also assumed ObsEva's ongoing obligations under the Organon License Agreement and the Merck KGaA License Agreement. Pursuant to the Organon License Agreement, XOMA is eligible to receive up to $475.0 million in payments for ebopiprant development, commercialization and sales-based milestones. If ebopiprant is successfully commercialized, we will be entitled to receive royalties that range from low to mid-teens from Organon and will be required to make mid-single-digit royalty payments to Merck KGaA. We paid ObsEva a $15.0 million upfront payment at closing and will pay potential earn-out payments of up to $97.5 million for development, regulatory and sales-based milestones, representing a portion of what we will receive pursuant to the Organon License Agreement.

Royalty and Commercial Payment Purchase Agreements

Commercial Payment Purchase Agreement with Affitech

In January 2022, Genentech, a member of the Roche group, received approval from the FDA to commercialize VABYSMO (faricimab-svoa) for the treatment of wet, or neovascular, age-related macular degeneration and diabetic macular edema. Pursuant to the Affitech CPPA, we paid Affitech a $5.0 million regulatory approval milestone tied to these U.S. marketing approvals. Under the terms of the Affitech CPPA, we are eligible to receive a 0.5% commercial payment stream on net sales of VABYSMO in each of certain regions where it is approved, for a ten-year period following its first commercial sale in such region.

In September 2022, in connection with Roche receiving approval from the EC to commercialize VABYSMO for the treatment of neovascular or 'wet' age-related macular degeneration and visual impairment due to diabetic macular edema, we made a $3.0 million milestone payment to Affitech pursuant to the terms of the Affitech CPPA. As a result of

the EC approvals, we will be eligible to receive a 0.5% commercial payment stream for ten years from the first commercial sale of VABYSMO in Europe.

VABYSMO was previously approved by the FDA in January 2022 and by Japan's Ministry of Health, Labour, and Welfare in March 2022. In August 2022, we received $0.5 million from Roche representing the first commercial payment for sales of VABYSMO during the first six months of 2022, and in February 2023 we received $2.4 million for sales of VABYSMO during the second half of 2022.

Kuros Royalty Purchase Agreement

In July 2022, we received $2.5 million pursuant to our Kuros RPA. This payment represents 50% of a milestone earned by Kuros upon the closing of Regeneron's acquisition of Checkmate Pharmaceuticals on May 31, 2022.

License and Collaboration Agreements

Compugen

In November 2022, we earned a $0.8 million milestone payment under our license agreement with Compugen.

Novartis – VPM087

In March 2023, Novartis notified us that based upon a strategic review of the development program, Novartis will not initiate further studies of gevokizumab in gastrointestinal cancers. Novartis' study to evaluate treatment with gevokizumab with standard of care anti-cancer therapies in patients with metastatic colorectal, gastroesophageal, and renal cancers will continue to primary analysis, which is anticipated later this year.

Novartis – Anti-CD40 Antibody

In September 2021, Novartis announced its decision to discontinue its study of CFZ533 (iscalimab) in kidney transplant. In September 2022, after an interim analysis of data, Novartis also decided to discontinue its study of CFZ533 in liver transplant. Novartis is continuing iscalimab studies in other indications such as Sjögren's Syndrome, Lupus Nephritis and Hidradenitis Suppurativa.

Sonnet Collaboration Agreement

In April 2022, Sonnet dosed the first patient in its Phase 1 clinical trial for SON-1010, and we earned a development-related milestone payment of $0.5 million from Sonnet pursuant to our Sonnet Collaboration Agreement.

Rezolute – RZ358 Antibody

In January 2022, Rezolute dosed the last patient in its Phase 2b clinical trial for RZ358, we earned a $2.0 million milestone payment pursuant to our Rezolute License Agreement.

Modification of Equity Awards

In November 2022, we entered into the November 2022 Letter Agreement with Thomas Burns. Pursuant to the November 2022 Letter Agreement, in the event Mr. Burns remains employed by us for a twelve-month period beginning on November 1, 2022, he will be deemed "retirement eligible" for purposes of his equity awards under the terms of his equity award agreements. All other terms of his amended and restated employment agreement remain the same. Conditioned on his execution of a release in favor of us, Mr. Burns will also receive this benefit upon any involuntary termination for reasons other than cause. This modification resulted in an acceleration of the expense recognized related to Mr. Burns' stock options. During the year ended December 31, 2022, we recognized stock-based compensation expense of $0.6 million related to the Mr. Burns' option awards. As of December 31, 2022, there was $0.5 million total

unrecognized compensation expense related to Mr. Burns' stock options expected to be recognized through the earlier of the vesting date of the option or October 31, 2023.

Employee Retention Bonus

In October 2022, we approved the Amended Retention Plan that amended the Retention Plan to provide that each of our current employees, excluding the Chief Executive Officer ("CEO"), will be eligible to receive a cash retention bonus if employed through each of two periods: (1) the three-month anniversary of November 1, 2022 (the "Initial Period") and (2) the nine-month period immediately following the Initial Period. All other terms of the Amended Retention Plan remain consistent with the Retention Plan. As of December 31, 2022, we expect to pay $0.8 million in 2023 related to employee retention bonuses under the Amended Retention Plan, of which $0.1 million was accrued in operating expenses in the consolidated statement of operations and comprehensive loss during the year ended December 31, 2022.

James R. Neal's Departure and Continuity Incentive

Effective December 31, 2022, James R. Neal retired as our Chief Executive Officer and, effective as of January 1, 2023, resigned as a member of our Board and Chairman of the Board. Pursuant to Mr. Neal's Amended and Restated Employment Agreement, dated as of December 15, 2021, following his departure date, Mr. Neal is entitled to a cash payment of $1.2 million, which will be made in equal monthly installments starting in January 2023 through December 2023, less deductions and withholdings. As of December 31, 2022, we accrued the full amount of Mr. Neal's continuity incentive of $1.2 million in operating expenses in the consolidated statement of operations and comprehensive loss during the year ended December 31, 2022.

On December 30, 2022, the Board appointed Owen Hughes as our Executive Chairman of the Board and Interim Chief Executive Officer (principal executive officer), effective as of January 1, 2023. Mr. Hughes will receive an annual base salary of $125,000 and will be eligible to receive an annual discretionary cash bonus with a target amount equal to 55% of his annual base salary upon the achievement of annual performance milestones to be established by the Board.

On December 30, 2022, the Board also appointed Bradley Sitko as our Chief Investment Officer, effective as of January 3, 2023. Mr. Sitko will receive an annual base salary of $500,000, a signing bonus of $110,000 and will be eligible to receive an annual discretionary cash bonus with a target amount equal to 50% of his annual base salary upon the achievement of annual performance milestones to be established by the Board.

Mr. Hughes and Mr. Sitko were also granted non-qualified stock options subject to the terms and conditions of the Company's Amended and Restated 2010 Long Term Incentive and Stock Award Plan. The options were granted outside the Plan as an inducement material to Mr. Hughes and Mr. Sitko entering into employment with us in accordance with Nasdaq Listing Rule 5635(c)(4). Further details of the stock option grants can be found in our Form 8-K filed January 4, 2023.

Arbitration Proceeding

In June 2021, we initiated an arbitration proceeding against one of our licensees (the "Licensee") with the American Arbitration Association/International Centre for Dispute Resolution. We seek damages, plus interest, and fees and costs of the arbitration (which fees and costs are currently estimated to be in the mid-single-digit millions of U.S. dollars range). In response, the Licensee seeks declarations that the License Agreement, under our interpretation, is unlawful, void and unenforceable, and that the License Agreement has expired. To date, the Licensee has not filed any counterclaims against us. However, to the extent the Licensee is deemed to be the prevailing party, the arbitrators, in their discretion, may require us to pay the Licensee's fees and costs of the arbitration (currently estimated to be in the mid-single-digit millions of U.S. dollars range). A hearing before a panel of arbitrators was held on this matter in November 2022, and the parties have submitted post-hearing briefs.

Critical Accounting Estimates

The preparation of financial statements in accordance with generally accepted accounting principles, or GAAP, requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions and conditions.

Critical accounting estimates are those estimates that involve a significant level of judgment and/or estimation uncertainty and could have or are reasonably likely to have a material impact on our financial condition or results of operations. We believe the following critical accounting policies and estimates describe the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Purchase of Rights to Future Milestones, Royalties and Commercial Payments

We have purchased rights to receive a portion of certain future developmental, regulatory and commercial sales milestones, and royalties on sales of products currently in clinical development. We acquired such rights from various entities and recorded the amount paid for these rights as long-term royalty receivables. We have accounted for the purchased rights as a financial asset in accordance with ASC 310.

Receivables

We account for milestone and royalty rights related to developmental pipeline products on a non-accrual basis using the cost recovery method. Except for VABYSMO, these developmental pipeline products are non-commercialized, non-approved products that require FDA or other regulatory approval, and thus have uncertain cash flows. The related receivable balances are classified as noncurrent since no payments are probable to be received in the near term. VABYSMO received FDA approval in January 2022, was approved by Japan's Ministry of Health, Labour, and Welfare in March 2022, and was approved by the EU's EC in September 2022 and we do not yet have a foundation upon which to estimate receipts expected to be collected in the near term; therefore, they remain classified as noncurrent until such time an estimate can be made. Under the cost recovery method, any milestone, royalty, or other payment received is recorded as a direct reduction of the recorded receivable balance. When the recorded receivable balance has been fully collected, any additional amounts collected will be recognized as revenue.

Contingent Payments

We may be obligated to make contingent payments related to certain product development and regulatory approval milestones and sales-based milestones. If the contingent payments fall within the scope of ASC 815, the contingent payments are measured at fair value at the inception of the arrangement, subject to remeasurement to fair value at the end of each reporting period. Any changes in the estimated fair value are recorded in the consolidated statement of operations and comprehensive (loss) income.

Impairment Assessment

We review these balances for impairment on a quarterly basis using updates from our partners, press releases and public information on clinical trials. If we determine an impairment is necessary, the impairment recorded will be based on an estimate of discounted future cash flows, which will rely on assumptions including probability of technical success and discount rate. Changes to these assumptions could have a material impact on our financial statements. No impairment has been recorded as of December 31, 2022.

Stock-Based Compensation

Stock-based compensation expense for stock options and other stock awards is estimated at the grant date based on the award's fair value-based measurement. The valuation of stock-based compensation awards is determined at the date of grant using the Black-Scholes Model. This model requires highly complex and subjective inputs, such as the expected term of the option and expected volatility. These inputs are subjective and generally require significant analysis and judgment to develop. Our current estimate of volatility is based on the historical volatility of our stock price. To the extent volatility in our stock price increases in the future, our estimates of the fair value of options granted in the future could increase, thereby increasing stock-based compensation cost recognized in future periods. To establish an estimate of expected term, we consider the vesting period and contractual period of the award and our historical experience of stock option exercises, post-vesting cancellations and volatility. The risk-free rate is based on the yield available on United States Treasury zero-coupon issues. Forfeitures are recognized as they occur.

We review our valuation assumptions quarterly and, as a result, we likely will update our valuation assumptions used to value stock-based awards granted in future periods utilizing current data. In the future, as additional empirical evidence regarding these input estimates becomes available, we may change or refine our approach of deriving these input estimates. These changes could impact our fair value-based measurement of stock options granted in the future. Changes in the fair value-based measurement of stock awards could materially impact our operating results.

Results of Operations

Revenues

Total revenues for the years ended December 31, 2022 and 2021, were as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**Change**
Revenue from contracts with customers	$ 4,150	$ 36,518	$ (32,368)
Revenue recognized under units-of-revenue method	1,877	1,642	235
Total revenues	$ 6,027	$ 38,160	$ (32,133)

Revenue from Contracts with Customers

Revenue from contracts with customers includes upfront fees, annual license fees and milestone payments related to the out-licensing of our legacy product candidates and technologies. The primary components of revenue from contracts with customers in 2022 were due to milestones earned of $2.0 million pursuant to our Rezolute License Agreement, $0.8 million pursuant to the Takeda Collaboration Agreement, $0.8 million pursuant to our license agreement with Compugen and $0.5 million pursuant to our Sonnet Collaboration Agreement. The primary components of revenue from contracts with customers in 2021 were due to milestones earned of $35.0 million under our Anti-TGFβ Antibody License Agreement with Novartis, $0.5 million under our license agreement with Compugen and $0.7 million under our license agreement with Janssen.

Revenue recognized under units-of-revenue method

Revenues recognized under the units-of-revenue method include the amortization of unearned revenue from the sale of royalty interests to HCRP in 2016. The increase in 2022 compared with 2021 was due to increased sales of products underlying the agreements with HCRP.

G&A Expenses

G&A expenses include salaries and related personnel costs, professional fees, and facilities costs. In 2022, G&A expenses were $23.2 million compared with $20.5 million in 2021.

The net increase of $2.7 million in 2022 as compared with 2021 was primarily due a $2.6 million increase in salaries and related expenses including the $1.2 million Continuity Incentive accrued in connection with the departure of Mr. Neal, a $0.7 million increase in salaries and wages due to increased headcount and general salary increases, $0.4 million related to bonus payments to Mr. Neal pursuant to his amended employment agreement, and $0.1 million accrued in connection with the employee retention bonus. A $2.3 million increase in consulting and legal costs also contributed to the overall increase. The increases in salaries and related expenses, consulting and legal costs were partially offset by a $2.6 million reduction in stock-based compensation expense for stock options.

Other Income (Expense)

Interest Expense

The $0.5 million interest expense reported for the year ended December 31, 2021 was related to our SVB Loan that was repaid in June 2021. There was no interest expense for the year ended December 31, 2022. We expect no interest expense in 2023 as we have no outstanding loan balances; however if we elect to obtain new debt financing, our interest expense may increase.

Other Income (Expense), Net

The following table shows the activity in other income (expense), net for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,		
	2022	2021	Change
Other income (expense), net			
Investment income	$ 694	$ 35	$ 659
Change in fair value of equity securities	(439)	(919)	480
Other	40	5	35
Total other income (expense), net	$ 295	$ (879)	$ 1,174

The change in fair value of equity securities is due to the change in market price of equity securities we own in shares of Rezolute's common stock. Investment income increased $0.7 million compared with the same period in 2021 due to higher market interest rates.

Provision for Income Taxes

We recorded a $15,000 income tax benefit and a $0.1 million income tax expense for the years ended December 31, 2022 and 2021, respectively. We continue to maintain a full valuation allowance against our remaining net deferred tax assets. We had a total of $5.9 million of gross unrecognized tax benefits, none of which would impact our effective tax rate to the extent that we continue to maintain a full valuation allowance against our deferred tax assets. We do not expect our unrecognized tax benefits to change significantly over the next twelve months.

Liquidity and Capital Resources

The following table summarizes our unrestricted cash, our working capital and our cash flow activities as of and for each of the periods presented (in thousands):

	December 31, 2022	December 31, 2021	Change
Cash and cash equivalents	$ 57,826	$ 93,328	$ (35,502)
Working capital	$ 54,435	$ 84,006	$ (29,571)

	Year Ended December 31,		
	2022	**2021**	**Change**
Net cash (used in) provided by operating activities	$ (12,879)	$ 22,678	$ (35,557)
Net cash used in investing activities	(20,221)	(26,500)	6,279
Net cash (used in) provided by financing activities	(4,451)	12,835	(17,286)
Net (decrease) increase in cash, cash equivalents and restricted cash.	$ (37,551)	$ 9,013	$ (46,564)

Net cash used in operating activities for 2022 was primarily due to our operating expenses of $23.4 million, excluding non-cash expenses of $4.4 million including stock-based compensation of $3.6 million, partially offset by a $2.0 million milestone payment received from Rezolute, a $0.8 million milestone payment received from Takeda and a $0.8 million milestone payment received from Compugen. Our primary source of cash provided by operating activities in 2021 was the $35.0 million milestone payment received from Novartis, partially offset by our operating expenses of $20.6 million excluding non-cash expenses including stock-based compensation of $6.2 million.

Net cash used in investing activities for the year ended December 31, 2022 of $20.2 million was primarily due to the $15.2 million paid for the IP acquired pursuant to the ObsEva IP Acquisition Agreement in November 2022 and the $5.0 million and $3.0 million payments for regulatory milestones pursuant to the Affitech CPPA, partially offset by the $2.5 million milestone payment received from Kuros in July 2022 and the $0.5 million commercial payment received from Roche in August 2022. Net cash used in investing activities for the year ended December 31, 2021, of $26.5 million was due to our acquisitions under RPAs and a CPPA, including a $13.5 million payment pursuant to the Viracta RPA, a $7.0 million payment pursuant to the Kuros RPA and a $6.0 million payment pursuant to the Affitech CPPA.

Net cash used in financing activities for the year ended December 31, 2022, of $4.5 million was primarily due to the payment of dividends on our Series A and Series B Preferred Stock of $5.5 million, partially offset by the receipt of net cash provided from the exercise of stock options after related tax payments of $1.0 million. Net cash provided by financing activities for the year ended December 31, 2021 of $12.8 million was primarily due to the receipt of net cash proceeds of $37.1 million from our public offering of Series B Preferred Stock, $1.1 million net cash provided from the exercise of stock options after related tax payments, partially offset by $4.3 million cash used in the principal payments of debt, $17.1 million cash used to extinguish outstanding loans and $3.5 million payment of dividends on our Series A Preferred Stock and Series B Preferred Stock.

Capital Resources

We have incurred significant operating losses since our inception and as of December 31, 2022, we had an accumulated deficit of $1.2 billion. As of December 31, 2022, we had $57.8 million in cash and cash equivalents. Based on our current cash balance and our ability to control discretionary spending, such as royalty acquisitions, we have evaluated and concluded our financial condition is sufficient to fund our planned operations, commitments, and contractual obligations for a period of at least one year following the filing date of this report.

We have primarily financed our operations and acquisitions through the issuance of our common stock, Series A and Series B Preferred Stock, and amounts received as milestone payments under our license agreements. The generation of future revenues related to licenses, milestones, and royalties is dependent on the achievement of milestones or product sales by our existing licensees. Milestone payments earned in 2021 and 2022 are not indicative of anticipated milestones in future periods. We may seek additional capital through use of our 2018 Common Stock ATM Agreement or 2021 Series B Preferred Stock ATM Agreement (see Note 11 of the Consolidated Financial Statements), or through other public or private debt or equity transactions. Our ability to raise additional capital in the equity and debt markets, should we choose to do so, is dependent on a number of factors, including, but not limited to, the market demand for our common and preferred stock, which are subject to a number of development and business risks and uncertainties, our creditworthiness and the uncertainty that we would be able to raise such additional capital at a price or on terms that are favorable to us. If we are unable to raise additional funds when we need them, our business and operations may be adversely affected.

Material Cash Requirements

Our material cash requirements in the short and long term consist of the following expenditures:

Operating expenditures: Our primary uses of cash and operating expenses relate to employee and related costs, consultants to support our administrative and business development efforts, legal and accounting services, insurance, investor relations and IT services. Our planned spending includes costs to satisfy the Continuity Incentive related to the departure of Mr. Neal as CEO in December 2022 and increased personnel-related costs starting in 2023 due to the appointment of our new Executive Chairman and Chief Investment Officer.

In response to our prior CEO's intention to retire as announced in December 2021, we implemented a Retention Plan to encourage our employees to remain with the Company through and beyond the new CEO transition period. Our Retention Plan includes a cash "stay" bonus, effective November 1, 2022, as well as a policy defining benefits upon any involuntary termination for reasons other than cause, which includes minimum severance, COBRA benefits, outplacement services and certain modifications to option awards. We expect our operating expenses to increase as a result of this Retention Plan.

To support our royalty aggregator business model, we engage third parties to assist in our evaluation of potential acquisitions of milestone and royalty streams. Additional operating expenses, including consulting and legal costs, may increase in 2023 in response to an anticipated increase in the volume of acquisition targets evaluated or completed.

Our amended headquarters lease expires in July 2023, and we are currently evaluating our office space needs, however, due to our small staff and minimal operating space requirements, we do not expect to incur material incremental costs associated with our current or future building leases.

RPAs, CPPAs and IP Acquisitions: A significant component of our business model is to acquire rights to potential future milestone and royalty streams. We expect to continue deploying capital toward these acquisitions in the near and long term.

We also have potential contingent consideration of $0.1 million recorded on our consolidated balance sheets as of December 31, 2022, for development milestones due under our agreement with Bioasis. We paid Affitech a total of $8.0 million in 2022 for milestones tied to the achievement of regulatory approvals. We have evaluated and concluded our existing capital resources are adequate to meet those needs.

We also have potential sales-based milestones that may become due under our agreements with Aronora, Kuros and Affitech as well as non-sales-based milestones, sales-based milestones and sales-based royalty payments that may become due under our agreement with ObsEva. All of these milestones and royalty payments represent a portion of the funds we may receive in the future pursuant to these agreements, and therefore will be fully funded by the related royalty or commercial payment receipts.

Collaborative Agreements, Royalties and Milestone Payments: We have committed to make potential future milestone payments and legal fees to third parties as part of licensing and development programs. Payments under these agreements become due and payable only upon the achievement of certain developmental, regulatory and commercial milestones by our licensees. Because it is uncertain if and when these milestones will be achieved, such contingencies, aggregating up to $6.3 million (assuming one product per contract meets all milestone events) have not been recorded on our consolidated balance sheet as of December 31, 2022. We are unable to determine precisely when and if our payment obligations under the agreements will become due as these obligations are based on milestone events, the achievement of which is subject to a significant number of risks and uncertainties. All payments due will be funded by a portion of the related milestone or royalty revenue we receive or will be reimbursed by our licensees.

Dividends: Holders of our Series A Preferred Stock are entitled to receive, when and as declared by our Board of Directors, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per share of Series A Preferred Stock per year). Holders of Series B Depositary Shares are entitled to receive, when and as declared by our Board of Directors, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation

preference per share of Series B Preferred Stock ($25.00 per depositary share) per year, which is equivalent to $2,093.75 per year per share of Series B Preferred Stock ($2.09375 per year per depositary share). Dividends on the Series A and Series B Preferred Stock are payable in arrears on or about the 15th day of January, April, July and October of each year. Since original issuance, all dividends have been paid as scheduled. We expect to continue making these dividend payments as scheduled using our existing capital resources.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements for information regarding new accounting pronouncements.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are not required to provide the information required under this item.

Item 8.   Financial Statements and Supplementary Data

The following consolidated financial statements of the registrant, related notes and report of independent registered public accounting firm are set forth beginning on page F-1 of this report.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Executive Chairman and our Senior Vice President, Finance and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report. Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including the Executive Chairman and Senior Vice President, Finance and Chief Financial Officer, as the principal executive and financial officers, respectively, to allow timely decisions regarding required disclosures. Based on this evaluation, our Executive Chairman and our Senior Vice President, Finance and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management, including our Executive Chairman and Interim Chief Executive Officer (principal executive officer) and our Senior Vice President, Finance and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f)). The Company's internal control system was designed to provide reasonable assurance to the Company's management and

board of directors regarding the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—*Integrated Framework (2013 Framework)*. Based on our assessment we believe that, as of December 31, 2022, our internal control over financial reporting is effective based on those criteria.

This Annual Report does not include an attestation report by our registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by our registered public accounting firm under Section 404(b) of the Sarbanes-Oxley Act pursuant to the rules established by the Securities and Exchange Commission, which permit us to provide only our management report in this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting as defined in Rule 13a-15(f) under the Exchange Act during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B.   **Other Information**

Not applicable.

Item 9C.   **Disclosure Regarding Foreign Jurisdiction that Prevents Inspections**

Not applicable.

PART III

Item 10. Directors, Executive Officers, Corporate Governance

Information required by this Item will be included in the Company's proxy statement for the 2023 Annual Meeting of Stockholders ("2023 Proxy Statement"), under the sections labeled *"Proposal 1—Election of Directors," "Information about our Executive Officers"* and *"Delinquent Section 16(a) Reports"* and is incorporated by reference. The 2023 Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this report relates.

Code of Ethics

The Company's Code of Ethics applies to all employees, officers and directors including the Executive Chairman and Interim Chief Executive Officer (principal executive officer) and the Senior Vice President, Finance and Chief Financial Officer (principal financial and principal accounting officer) and is posted on the Company's website at https://investors.xoma.com/corporate-governance. We intend to satisfy the applicable disclosure requirements regarding amendments to, or waivers from, provisions of our Code of Ethics by posting such information on our website.

Item 11. Executive Compensation

Information required by this Item will be included in the sections labeled *"Compensation of Executive Officers," "Summary Compensation Table," "Outstanding Equity Awards as of December 31, 2022,"* and *"Compensation of Directors"* appearing in our 2023 Proxy Statement and is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item will be included in the sections labeled "*Common Stock of Certain Beneficial Owners and Management*" and "Equity Compensation Plan Information" appearing in our 2023 Proxy Statement and is incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this Item will be included in the section labeled "*Transactions with Related Persons*" appearing in our 2023 Proxy Statement and is incorporated by reference.

Item 14. Principal Accountant Fees and Services

Information required by this Item will be included in the section labeled *"Proposal 3 – Ratification of Appointment of Independent Registered Public Accounting Firm"* appearing in our 2023 Proxy Statement and is incorporated by reference.

Item 15. Exhibits and Financial Statement Schedules

    (a) The following documents are included as part of this Annual Report on Form 10-K:

        (1) Financial Statements:

        All financial statements of the registrant referred to in Item 8 of this Report on Form 10-K.

        (2) Financial Statement Schedules:

        All financial statements schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto or is not applicable or required.

        (3) Exhibits:

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
3.1	Certificate of Incorporation of XOMA Corporation	8-K12G3	000-14710	3.1	01/03/2012
3.2	Certificate of Amendment of Certificate of Incorporation of XOMA Corporation	8-K	000-14710	3.1	05/31/2012
3.3	Certificate of Amendment of Amended Certificate of Incorporation of XOMA Corporation	8-K	000-14710	3.1	05/28/2014
3.4	Certificate of Amendment to the Amended Certificate of Incorporation of XOMA Corporation	8-K	000-14710	3.1	10/18/2016
3.5	Certificate of Designation of Preferences, Rights and Limitations of Series X Convertible Preferred Stock	8-K	000-14710	3.1	02/16/2017
3.6	Certificate of Designation of 8.625% Series A Cumulative Perpetual Preferred Stock	8-K	000-14710	3.1	12/11/2020
3.7	Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock	8-K	001-39801	3.1	04/08/2021
3.8	Certificate of Correction of the Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock	10-Q	001-39801	3.8	08/05/2021
3.9	Certificate of Amendment to the Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock of XOMA Corporation	8-K	001-39801	3.1	08/05/2021
3.10	By-laws of XOMA Corporation	8-K12G3	000-14710	3.2	01/03/2012

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.9 and 3.10				
4.2	Specimen of Common Stock Certificate	8-K	000-14710	4.1	01/03/2012
4.3	Deposit Agreement, dated effective April 9, 2021, by and among XOMA Corporation, American Stock Transfer & Trust Company, LLC, as depositary, and the holders of the depositary receipts issued thereunder	8-K	001-39801	4.1	04/08/2021
4.4	Form of Warrants (May 2018 Warrants)	10-Q	000-14710	4.6	08/07/2018
4.5	Form of Warrants (March 2019 Warrants)	10-Q	000-14710	4.7	05/06/2019
4.6[+]	Description of Registrant's Securities				
10.1*	Amended and Restated 2010 Long Term Incentive and Stock Award Plan	DEF 14A	001-39801	Appendix A	04/07/2022
10.2*	Form of Stock Option Agreement for Amended and Restated 2010 Long Term Incentive and Stock Award Plan	10-K	000-14710	10.6A	03/14/2012
10.3*	2016 Non-Equity Incentive Compensation Plan	10-Q	000-14710	10.1	05/04/2016
10.4*	Amended 2015 Employee Share Purchase Plan	8-K	000-14710	10.2	05/24/2017
10.5*	Form of Subscription Agreement and Authorization of Deduction under the 2015 Employee Stock Purchase Plan	S-8	333-204367	99.2	05/21/2015
10.6*	Amended and Restated Employment Agreement, dated December 15, 2021, between XOMA Corporation and James R. Neal	10-K	001-39801	10.26	3/8/2022
10.7*	Amended and Restated Change of Control Severance Agreement, dated August 7, 2017, to the Change of Control Severance Agreement, dated January 3, 2011, between XOMA Corporation and James R. Neal	10-Q	000-14710	10.9	11/06/2017
10.8*	Officer Employment Agreement, dated August 7, 2017, between XOMA Corporation and Thomas Burns	10-Q	000-14710	10.8	11/06/2017

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
10.9^{#*}	Letter Amendment to Officer Employment Agreement dated August 7, 2017, between XOMA Corporation and Thomas Burns	10-Q	001-39801	10.2	05/05/2022
10.10^{+#*}	Letter Amendment to Officer Employment Agreement dated November 1, 2022, between XOMA Corporation and Thomas Burns				
10.11*	Amended and Restated Change of Control Severance Agreement, dated August 7, 2017, to the Change of Control Severance Agreement, dated October 28, 2015, between XOMA Corporation and Thomas Burns	10-Q	000-14710	10.10	11/06/2017
10.12*	Form of Amended and Restated Indemnification Agreement for Directors and Officers	10-K	001-39801	10.56	03/10/2021
10.13^{#*}	The Retention and Severance Plan dated, March 31, 2022	10-Q	001-39801	10.1	05/05/2022
10.14^{+#*}	The Amended Retention and Severance Plan dated, October 25, 2022				
10.15^{+*}	Officer Employment Agreement, dated January 3, 2023, between XOMA Corporation and Owen Hughes				
10.16^{+*}	Officer Employment Agreement, dated January 3, 2023, between XOMA Corporation and Bradley Sitko				
10.17*	Inducement Stock Option Agreement, by and between XOMA Corporation and Owen Hughes	S-8	333-269459	99.2	01/30/2023
10.18*	Inducement Stock Option Agreement, by and between XOMA Corporation and Owen Hughes	S-8	333-269459	99.3	01/30/2023
10.19*	Inducement Stock Option Agreement, by and between XOMA Corporation and Bradley Sitko	S-8	333-269459	99.4	01/30/2023
10.20*	Inducement Stock Option Agreement, by and between XOMA Corporation and Bradley Sitko	S-8	333-269459	99.5	01/30/2023
10.21[#]	Non-Exclusive License Agreement, dated November 30, 2001, between XOMA Ireland Limited ("XOMA") Sesen Bio, Inc. and (formerly Viventia Biotech Inc.)	10-K	001-39801	10.57	03/10/2021

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
10.22	Amendment No. 1, dated July 24, 2020, to the Non-Exclusive License Agreement, dated November 30, 2001, between XOMA Ireland Limited ("XOMA") and Sesen Bio, Inc.	10-K	001-39801	10.58	03/10/2021
10.23†	License Agreement by and between XOMA Ireland Limited and MorphoSys AG, dated as of February 1, 2002	10-Q/A	000-14710	10.43	12/04/2002
10.24†	Collaboration Agreement, dated as of November 1, 2006, between Takeda Pharmaceutical Company Limited and XOMA (US) LLC	10-K	000-14710	10.46	03/08/2007
10.25†	First Amendment to Collaboration Agreement, effective as of February 28, 2007, between Takeda Pharmaceutical Company Limited and XOMA (US) LLC	10-Q	000-14710	10.48	05/10/2007
10.26†	Second Amendment to Collaboration Agreement, effective as of February 9, 2009, among Takeda Pharmaceutical Company Limited and XOMA (US) LLC	10-K	000-14710	10.31B	03/11/2009
10.27†	Discovery Collaboration Agreement dated September 9, 2009, by and between XOMA Development Corporation and Arana Therapeutics Limited	10-Q/A	000-14710	10.35	03/05/2010
10.28†	Amended and Restated Research, Development and Commercialization Agreement, executed November 7, 2008, by and between Novartis Vaccines and Diagnostics, Inc. (formerly Chiron Corporation) and XOMA (US) LLC	10-K	000-14710	10.24C	03/11/2009
10.29†	Amendment No. 1 to Amended and Restated Research, Development and Commercialization Agreement, effective as of April 30, 2010, by and between Novartis Vaccines and Diagnostics, Inc. (formerly Chiron Corporation) and XOMA (US) LLC	10-K	000-14710	10.25B	03/14/2012
10.30#	Amendment to Amended and Restated Research, Development and Commercialization Agreement, between the Company and Novartis Vaccine and Diagnostics, Inc., dated September 30, 2015	10-Q	000-14710	10.2	11/05/2020

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
10.31	Letter Agreement, dated June 19, 2015, by and between XOMA (US) LLC and Novartis Vaccines and Diagnostics, Inc.	10-Q	000-14710	10.1	08/10/2015
10.32[#]	License Agreement between the Company and Novartis International Pharmaceutical Ltd., dated September 30, 2015	10-Q	000-14710	10.1	11/05/2020
10.33[#]	IL-1b Target License Agreement, dated August 24, 2017, by and between XOMA Corporation and Novartis Pharma AG	10-Q	001-39801	10.1	11/03/2022
10.34[#]	License Agreement, dated August 24, 2017, by and between XOMA Corporation and Novartis Pharma AG	10-Q	001-39801	10.2	11/03/2022
10.35[†]	License Agreement, dated December 6, 2017, between XOMA (US) LLC and Rezolute, Inc. (formerly AntriaBio)	10-K	000-14710	10.66	03/07/2018
10.36[†]	Amendment No. 1, dated March 30, 2018, to the License Agreement, dated December 6, 2017, between XOMA (US) LLC and Rezolute, Inc. (formerly AntriaBio, Inc.)	10-Q	000-14710	10.1	05/09/2018
10.37[†]	Amendment No. 2, dated January 7, 2019, to the License Agreement, dated December 6, 2017, between XOMA (US) LLC and Rezolute, Inc. (formerly AntriaBio)	10-K	000-14710	10.71	03/07/2019
10.38	Asset Purchase Agreement, dated November 4, 2015, between XOMA Corporation and Ology Bioservices Inc. (formerly Nanotherapeutics Inc., now a wholly owned subsidiary of National Resilience, Inc.)	10-Q	000-14710	10.4	11/06/2017
10.39[#]	License Agreement, dated March 23, 2016, between XOMA Corporation and Ology Bioservices Inc. (formerly Nanotherapeutics Inc., now a wholly owned subsidiary of National Resilience, Inc.)	10-Q	001-39801	10.3	11/03/2022
10.40[#]	Amendment and Restatement, dated February 2, 2017, to the Asset Purchase Agreement, dated November 4, 2015, and License Agreement, dated March 23, 2016, between XOMA Corporation and Ology Bioservices Inc. (formerly Nanotherapeutics	10-Q	001-39801	10.4	11/03/2022

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
	Inc., now a wholly owned subsidiary of National Resilience, Inc.)				
10.41	Protective Rights Agreement dated December 21, 2016 by and between XOMA (US) LLC and HealthCare Royalty Partners II, L.P. relating to the Royalty Interest Acquisition Agreement dated December 20, 2016, by and between XOMA Corporation and HealthCare Royalty Partners II, L.P. and the Amended and Restated License Agreement, dated effective as of October 27, 2006, between XOMA (US) LLC and DYAX, Corp.	10-K	000-14710	10.60	03/16/2017
10.42	Protective Rights Agreements dated December 21, 2016 by and between XOMA (US) LLC and HealthCare Royalty Partners II, L.P. relating to the Royalty Interest Acquisition Agreement dated December 20, 2016, by and between XOMA Corporation and HealthCare Royalty Partners II, L.P. and the License Agreement, dated effective as of August 18, 2005, between XOMA (US) LLC and Wyeth Pharmaceuticals	10-K	000-14710	10.61	03/16/2017
10.43	Royalty Interest Acquisition Agreement dated December 20, 2016, by and between XOMA Corporation and HealthCare Royalty Partners II, L.P., relating to the Amended and Restated License Agreement, dated effective as of October 27, 2006, between XOMA (US) LLC and DYAX, Corp.	10-K	000-14710	10.62	03/16/2017
10.44	Royalty Interest Acquisition Agreement dated December 20, 2016, by and between XOMA Corporation and HealthCare Royalty Partners II, L.P., relating to the License Agreement, dated effective as of August 18, 2005, between XOMA (US) LLC and Wyeth Pharmaceuticals	10-K	000-14710	10.63	03/16/2017
10.45	Amendment of Section 6.10(a) and (b), dated March 8, 2017, to Royalty Interest Acquisition Agreements dated December 20, 2016, by and between XOMA Corporation and HealthCare Royalty Partners II, L.P.	10-K	000-14710	10.64	03/16/2017
10.46	Common Stock Sales Agreement, dated December 18, 2018, by and between XOMA Corporation and H.C. Wainwright & Co., LLC	8-K	000-14710	10.1	12/18/2018

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
10.47	Amendment No. 1, dated March 10, 2021, to the Common Stock Sales Agreement, dated December 18, 2018, by and between XOMA Corporation and H.C. Wainwright & Co., LLC	10-K	001-39801	10.59	03/10/2021
10.48#	At Market Issuance Sales Agreement, dated August 5, 2021, by and between XOMA Corporation and B. Riley Securities, Inc.	8-K	001-39801	10.1	08/05/2021
10.49†	Royalty Purchase Agreement dated September 20, 2018, between XOMA Corporation and Agenus Inc.	10-Q	000-14710	10.9	11/07/2018
10.50#	Royalty Purchase Agreement dated April 7, 2019, between XOMA (US) LLC and Aronora, Inc.	10-Q	000-14710	10.1	08/06/2019
10.51#	Royalty Purchase Agreement dated September 26, 2019, between XOMA (US) LLC and Palobiofarma, S.L	10-Q	000-14710	10.1	11/05/2019
10.52#	Royalty Purchase Agreement dated March 22, 2021 between XOMA (US) LLC and Viracta Therapeutics, Inc.	10-Q	001-39801	10.1	05/06/2021
10.53#	Royalty Purchase Agreement, dated July 14, 2021, by and among XOMA (US) LLC and Kuros Royalty Fund (US) LLC	10-Q	001-39801	10.2	11/04/2021
10.54#	Settlement and Release Agreement, dated April 15, 2021, by and among XOMA (US) LLC and Affimed N.V., Affimed GmbH Affimed	10-Q	001-39801	10.1	08/05/2021
10.55#	Commercial Payment Purchase Agreement, dated October 6, 2021, by and among XOMA (US) LLC and Affitech Research AS	10-K	001-39801	10.48	03/08/2021
10.56+#	Intellectual Property Acquisition Agreement, dated November 21, 2022 between XOMA Corporation and ObsEva, SA				
10.57+#	License Agreement, dated July 26, 2021, between ObsEva, SA and Organon International GmbH				
10.58+#	License Agreement, dated June 10, 2015, between ObsEva, SA and Ares Trading S.A.				
21.1+	Subsidiaries of the Company				

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
23.1[+]	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm				
24.1[+]	Power of Attorney (included on the signature pages hereto)				
31.1[+]	Certification of Executive Chairman, as required by Rule 13a-14(a) or Rule 15d-14(a)				
31.2[+]	Certification of Chief Financial Officer, as required by Rule 13a 14(a) or Rule 15d 14(a)				
32.1[+][(1)]	Certification of Executive Chairman and Chief Financial Officer, as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350)				
101.INS[+]	Inline XBRL Instance Document				
101.SCH[+]	Inline XBRL Taxonomy Extension Schema Document				
101.CAL[+]	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF[+]	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB[+]	Inline XBRL Taxonomy Extension Labels Linkbase Document				
101.PRE[+]	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

† Confidential treatment has been granted with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.

* Indicates a management contract or compensation plan or arrangement.

+ Filed herewith.

\# Portions of this exhibit have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted material is of the type that the Registrant treats as private or confidential.

[(1)] This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 9th day of March 2023.


XOMA Corporation

By: _____/s/ OWEN HUGHES_____
Owen Hughes
Executive Chairman of the Board of Directors and
Interim Chief Executive Officer


POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Owen Hughes and Thomas Burns, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Owen Hughes **(Owen Hughes)**	Executive Chairman of the Board of Directors and Interim Chief Executive Officer (Principal Executive Officer)	March 9, 2023
/s/ Thomas Burns **(Thomas Burns)**	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 9, 2023
/s/ Heather L. Franklin **(Heather L. Franklin)**	Director	March 9, 2023
/s/ Natasha Hernday **(Natasha Hernday)**	Director	March 9, 2023
/s/ Barbara Kosacz **(Barbara Kosacz)**	Director	March 9, 2023
/s/ Joseph M. Limber **(Joseph M. Limber)**	Director	March 9, 2023
/s/ Matthew Perry **(Matthew Perry)**	Director	March 9, 2023
/s/ W. Denman Van Ness **(W. Denman Van Ness)**	Director	March 9, 2023
/s/ Jack L. Wyszomierski **(Jack L. Wyszomierski)**	Director	March 9, 2023

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of XOMA Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XOMA Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive (loss) income, stockholders' equity, and cash flows, for the each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase of Rights to Future Milestones, Royalties and Commercial Payments — Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

The Company has purchased rights to receive a portion of certain future developmental, regulatory and commercial sales milestones, royalties and option fees on sales of products currently in clinical development. The carrying value of the long-term royalty and commercial payment receivables ("milestone and royalty rights") is $63.7 million as of December 31, 2022. The Company accounts for milestone and royalty rights on a non-accrual basis using the cost recovery method. The developmental pipeline products are non-commercialized, non-approved products that require FDA or other regulatory approval, and thus have uncertain cash flows. The commercial payment product has limited available historical sales information, and as such the Company is unable to reasonably estimate the amount and timing of the commercial

payments to be received. Management assesses any impairment indicators and changes in expected recoverability of the long-term royalty and commercial payment receivable assets regularly.

The determination of impairment indicators requires obtaining and assessing all available information regarding the developmental pipeline products and the commercial payment product as of the Company's financial reporting dates. The Company obtains information through available sources including: 1) updates from the selling party of the milestone and royalty rights, 2) publicly available clinical trial data and news, and 3) public disclosures provided by the research companies developing the products.

We identified the accounting evaluation of impairment indicators as a critical audit matter, primarily due to the Company's reliance on third parties to disclose updates to the Company timely for the Company's required financial reporting deadlines. The timing of disclosure to the Company of a change in the use, or intent for future use, of the licenses related to the milestone and royalty rights could have a significant impact on the fair value of milestone and royalty rights and a significant change in fair value could cause a significant impairment. Performing audit procedures to evaluate whether management had appropriately identified impairment indicators involved challenging and complex auditor judgment, including the need to involve more experienced auditors in assessing the completeness of available information and if any available public information represents an impairment indicator as of the Company's financial reporting date.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of assumptions used in the impairment assessment of the long-term royalty receivables included, but were not limited to, the following:

- Considering the impact of changes in the regulatory environment on management's impairment indicator conclusions.

- We evaluated the Company's assessment of impairment indicators by developing an independent expectation of impairment indicators through research of third-party disclosures and clinical trial news for programs associated with the milestone and royalty rights and comparing such expectation to those included in the impairment analysis.

- We inspected the Company's documentation of inquiries and written correspondence to obtain program updates from the selling parties of the milestone and royalty rights throughout the year and through the Company's reporting date.

- Confirmed with the selling parties of the milestone and royalty rights that complete information known to the selling party regarding the associated research programs was provided timely, completely, and accurately to the Company.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 9, 2023

We have served as the Company's auditor since 2018.

XOMA Corporation
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2022		December 31, 2021	
ASSETS				
Current assets:				
Cash and cash equivalents	$	57,826	$	93,328
Restricted cash		—		2,049
Short-term equity securities		335		774
Trade and other receivables, net		1		209
Short-term royalty and commercial payment receivables		2,366		—
Prepaid expenses and other current assets		725		613
Total current assets		61,253		96,973
Property and equipment, net		7		13
Operating lease right-of-use assets		29		200
Long-term royalty and commercial payment receivables		63,683		69,075
Intangible assets, net		15,150		—
Other assets - long term		260		301
Total assets	$	140,382	$	166,562
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	524	$	1,072
Accrued and other liabilities		2,918		525
Income taxes payable		—		91
Contingent consideration under RPAs and CPPAs		75		8,075
Operating lease liabilities		34		195
Unearned revenue recognized under units-of-revenue method		1,899		1,641
Preferred stock dividend accrual		1,368		1,368
Total current liabilities		6,818		12,967
Unearned revenue recognized under units-of-revenue method – long-term		9,550		11,685
Long-term operating lease liabilities		—		34
Total liabilities		16,368		24,686
Commitments and Contingencies (Note 12)				
Stockholders' equity:				
Preferred Stock, $0.05 par value, 1,000,000 shares authorized:				
8.625% Series A cumulative, perpetual preferred stock, 984,000 shares issued and outstanding at December 31, 2022 and December 31, 2021		49		49
8.375% Series B cumulative, perpetual preferred stock, 1,600 shares issued and outstanding at December 31, 2022 and December 31, 2021		—		—
Convertible preferred stock, 5,003 shares issued and outstanding at December 31, 2022 and December 31, 2021		—		—
Common stock, $0.0075 par value, 277,333,332 shares authorized, 11,454,025 and 11,315,263 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		86		85
Additional paid-in capital		1,306,271		1,307,030
Accumulated deficit		(1,182,392)		(1,165,288)
Total stockholders' equity		124,014		141,876
Total liabilities and stockholders' equity	$	140,382	$	166,562

The accompanying notes are an integral part of these consolidated financial statements.

XOMA Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(in thousands, except per share amounts)

	Year Ended December 31,	
	2022	**2021**
Revenues:		
Revenue from contracts with customers	$ 4,150	$ 36,518
Revenue recognized under units-of-revenue method	1,877	1,642
Total revenues	6,027	38,160
Operating expenses:		
Research and development	153	171
General and administrative	23,191	20,460
Amortization of intangible assets	97	—
Total operating expenses	23,441	20,631
(Loss) income from operations	(17,414)	17,529
Other income (expense), net:		
Interest expense	—	(461)
Loss on extinguishment of debt	—	(300)
Other income (expense), net	295	(879)
(Loss) income before income tax	(17,119)	15,889
Income tax benefit (expense)	15	(91)
Net (loss) income and comprehensive (loss) income	$ (17,104)	$ 15,798
Net (loss) income and comprehensive (loss) income (attributable to) available to common stockholders (Note 10), basic	$ (22,576)	$ 7,787
Net (loss) income and comprehensive (loss) income (attributable to) available to common stockholders (Note 10), diluted	$ (22,576)	$ 7,968
Basic net (loss) income per share (attributable to) available to common stockholders	$ (1.98)	$ 0.69
Diluted net (loss) income per share (attributable to) available to common stockholders	$ (1.98)	$ 0.65
Weighted average shares used in computing basic net (loss) income per share (attributable to) available to common stockholders	11,413	11,288
Weighted average shares used in computing diluted net (loss) income per share (attributable to) available to common stockholders	11,413	12,192

The accompanying notes are an integral part of these consolidated financial statements.

XOMA Corporation
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Series A Preferred Stock		Series B Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2021	984	$ 49	2	$ —	5	$ —	11,315	$ 85	$ 1,307,030	$ (1,165,288)	$ 141,876
Exercise of stock options	—	—	—	—	—	—	129	1	929	—	930
Stock-based compensation expense	—	—	—	—	—	—	—	—	3,608	—	3,608
Issuance of common stock related to 401(k) contribution and ESPP	—	—	—	—	—	—	10	—	176	—	176
Preferred stock dividends		—		—		—	—	—	(5,472)	—	(5,472)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(17,104)	(17,104)
Balance, December 31, 2022	984	$ 49	2	$ —	5	$ —	11,454	$ 86	$ 1,306,271	$ (1,182,392)	$ 124,014

	Series A Preferred Stock		Series B Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2020	984	$ 49	—	$ —	5	$ —	11,229	$ 84	$ 1,267,377	$ (1,181,086)	$ 86,424
Issuance of preferred stock	—	—	2	—	—	—	—	—	37,140	—	37,140
Exercise of stock options	—	—	—	—	—	—	77	1	1,052	—	1,053
Stock-based compensation expense	—	—	—	—	—	—	—	—	6,195	—	6,195
Exercise of common stock warrants	—	—	—	—	—	—	5	—	—	—	—
Issuance of common stock related to 401(k) contribution and ESPP	—	—	—	—	—	—	4	—	133	—	133
Preferred stock dividends	—	—	—	—	—	—	—	—	(4,867)	—	(4,867)
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	15,798	15,798
Balance, December 31, 2021	984	$ 49	2	$ —	5	$ —	11,315	$ 85	$ 1,307,030	$ (1,165,288)	$ 141,876

The accompanying notes are an integral part of these consolidated financial statements.

F-5

XOMA Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,	
	2022	2021
Cash flows from operating activities:		
Net (loss) income	$ (17,104)	$ 15,798
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Stock-based compensation expense	3,608	6,195
Common stock contribution to 401(k)	85	90
Depreciation	7	7
Amortization of debt issuance costs, debt discount and final payment on debt	—	200
Loss on extinguishment of debt	—	300
Reduction of contingent NIH refund liability	—	(105)
Non-cash lease expense	170	160
Change in fair value of equity securities	439	919
Amortization of intangible assets	97	—
Changes in assets and liabilities:		
Trade and other receivables, net	208	54
Income tax receivable	—	1,526
Prepaid expenses and other assets	(71)	(169)
Accounts payable and accrued liabilities	1,845	765
Income taxes payable	(91)	91
Operating lease liabilities	(195)	(179)
Unearned revenue recognized under units-of-revenue method	(1,877)	(1,642)
Contingent NIH refund liability	—	(1,305)
Other liabilities	—	(27)
Net cash (used in) provided by operating activities	(12,879)	22,678
Cash flows from investing activities:		
Payments of consideration under RPAs and CPPAs	(8,000)	(26,500)
Receipts under RPAs and CPPAs	3,026	—
Payment for IP acquired under the ObsEva IP Acquisition Agreement	(15,247)	—
Net cash used in investing activities	(20,221)	(26,500)
Cash flows from financing activities:		
Proceeds from issuance of preferred stock	—	40,000
Payment of preferred stock dividends	(5,472)	(3,499)
Payment of preferred and common stock issuance costs	—	(3,385)
Proceeds from exercise of options and other share-based compensation	2,419	1,584
Taxes paid related to net share settlement of equity awards	(1,398)	(488)
Principal payments – debt	—	(4,250)
Payment for extinguishment of debt	—	(17,103)
Payment for debt modification fee	—	(24)
Net cash (used in) provided by financing activities	(4,451)	12,835
Net (decrease) increase in cash, cash equivalents and restricted cash	(37,551)	9,013
Cash and restricted cash at the beginning of the period	95,377	86,364
Cash, cash equivalents and restricted cash at the end of the period	$ 57,826	$ 95,377
Supplemental Cash Flow Information:		
Cash paid for taxes	$ 76	$ —
Cash paid for interest	$ —	$ 311
Non-cash investing and financing activities:		
Estimated fair value of contingent consideration under the Affitech CPPA	$ —	$ 8,000
Preferred stock dividend accrual	$ 1,368	$ 1,368
Accrued transaction costs in connection with ObsEva IP Acquisition	$ 122	$ —

The accompanying notes are an integral part of these consolidated financial statements.

XOMA Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

XOMA, a Delaware corporation, is a biotech royalty aggregator with a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and pre-commercial therapeutic candidates. The Company's portfolio was built through the acquisition of rights to future milestones and royalties that the Company has made since the royalty aggregator business model was implemented in 2017 combined with outlicensing its proprietary products and platforms from its legacy discovery and development business. The Company's drug royalty aggregator business is focused on early to mid-stage clinical assets primarily in Phase 1 and 2 with significant commercial sales potential that are licensed to large-cap partners. The Company expects that most of its future revenue will be based on payments the Company may receive for milestones and royalties related to these programs.

Liquidity and Financial Condition

The Company has incurred significant operating losses and negative cash flows from operations since its inception. As of December 31, 2022, the Company had cash and cash equivalents of $57.8 million.

Based on the Company's current cash balance and its ability to control discretionary spending, such as milestone and royalty acquisitions, the Company has evaluated and concluded its financial condition is sufficient to fund its planned operations and commitments and contractual obligations for a period of at least one year following the date that these consolidated financial statements are issued.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions among consolidated entities were eliminated upon consolidation. The accompanying consolidated financial statements were prepared in accordance with GAAP in the United States for financial information and with the instructions to Form 10-K and Article 10 of Regulation S-X.

Use of Estimates

The preparation of financial statements in conformity with GAAP in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. On an ongoing basis, management evaluates its estimates including, but not limited to, those related to revenue recognition, revenue recognized under the units-of-revenue method, royalty and commercial payment receivables, intangible assets, legal contingencies, contingent consideration and stock-based compensation. The Company bases its estimates on historical experience and on various other market-specific and other relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Actual results may differ significantly from these estimates, such as the Company's amortization of the payments received from HCRP. Under the contracts with HCRP, the amortization for the reporting period is calculated based on the payments expected to be made by the licensees to HCRP over the term of the arrangement. Any changes to the estimated payments by the licensees to HCRP can result in a material adjustment to revenue previously reported.

Cash, Cash Equivalents and Restricted Cash

Cash consists of bank deposits held in business checking and interest-bearing deposit accounts. As of December 31, 2022, the Company had cash equivalent balances of $30.3 million, defined as highly liquid financial instruments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of

changes in value because of changes in interest rates. The Company considers all highly liquid debt instruments with maturities of three months or less at the time the Company acquires them and that can be liquidated without prior notice or penalty to be cash equivalents. As of December 31, 2021, the Company did not have any cash equivalent balances.

Restricted cash as of December 31, 2021 consisted of bank deposits held to pay dividends on the Company's Series A and Series B Preferred Stock. As of December 31, 2022, the Company has paid the first year of dividends for the Series A and Series B Preferred stock and is no longer required to hold a restricted cash balance.

The Company maintains cash balances at commercial banks. Balances commonly exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to any significant credit risk with respect to such cash.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows (in thousands):

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 57,826	$ 93,328
Restricted cash	—	2,049
Total cash, cash equivalents and restricted cash	$ 57,826	$ 95,377

Revenue Recognition

The Company recognizes revenue from all contracts with customers according to ASC 606, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation based on relative fair values, when (or as) the performance obligation is satisfied.

The Company recognizes revenue from its license and collaboration arrangements and royalties. The terms of the arrangements generally include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and commercial milestone payments, and royalties on net sales of licensed products.

License of intellectual property

If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, such as transfer of related materials, process and know-how, the Company utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. Under the Company's license agreements, the nature of

the combined performance obligation is the granting of licenses to the customers as the other promises are not separately identifiable in the context of the arrangement. Since the Company grants the license to a customer as it exists at the point of transfer and is not involved in any future development or commercialization of the products related to the license, the nature of the license is a right to use the Company's intellectual property as transferred. As such, the Company recognizes revenue related to the combined performance obligation upon completion of the delivery of the related materials, process and know-how (i.e., at a point in time).

Milestone payments

At the inception of each arrangement that includes development and regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price. ASC 606 suggests two alternatives to use when estimating the amount of variable consideration: the expected value method and the most likely amount method. Under the expected value method, an entity considers the sum of probability-weighted amounts in a range of possible consideration amounts. Under the most likely amount method, an entity considers the single most likely amount in a range of possible consideration amounts. The Company uses the most likely amount method for development and regulatory milestone payments.

If it is probable that a significant cumulative revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis. The Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability or achievement of each such milestone and any related constraint, and if necessary, adjusts its estimates of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Upfront payments and fees are recorded as deferred revenue upon receipt or when due and may require deferral of revenue recognition to a future period until the Company performs its obligations under these arrangements. Amounts payable to the Company are recorded as accounts receivable when the Company's right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

Sale of Future Revenue Streams

The Company has sold its rights to receive certain milestones and royalties on product sales. In the circumstance where the Company has sold its rights to future milestones and royalties under a license agreement and also maintains limited continuing involvement in the arrangement (but not significant continuing involvement in the generation of the cash flows that are due to the purchaser), the Company defers recognition of the proceeds it receives for the sale of milestone or royalty streams and recognizes such unearned revenue as revenue under units-of-revenue method over the life of the underlying license agreement. Under the units-of-revenue method, amortization for a reporting period is calculated by computing a ratio of the proceeds received from the purchaser to the total payments expected to be made to the purchaser over the term of the agreement, and then applying that ratio to the period's cash payment.

Estimating the total payments expected to be received by the purchaser over the term of such arrangements requires management to use subjective estimates and assumptions. Changes to the Company's estimate of the payments

expected to be made to the purchaser over the term of such arrangements could have a material effect on the amount of revenues recognized in any particular period.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based payment awards made to the Company's employees, consultants and directors that are expected to vest based on estimated fair values. The valuation of stock option awards is determined at the date of grant using the Black-Scholes Model. The Black-Scholes Model requires inputs such as the expected term of the option, expected volatility and risk-free interest rate. To establish an estimate of expected term, the Company considers the vesting period and contractual period of the award and its historical experience of stock option exercises, post-vesting cancellations and volatility. The estimate of expected volatility is based on the Company's historical volatility. The risk-free rate is based on the yield available on United States Treasury zero-coupon issues corresponding to the expected term of the award. The Company records forfeitures when they occur. The Company records compensation expense for service-based awards on a straight-line basis over the requisite service period, which is generally the vesting period of the award, or to the date on which retirement eligibility is achieved, if shorter.

Equity Securities

The Company entered into a license agreement with Rezolute in December 2017, in which it received shares of common stock from Rezolute (Note 4). Equity investments in Rezolute are classified in the consolidated balance sheets as equity securities. The equity securities are measured at fair value, with changes in fair value recorded in the other income (expense), net line item of the consolidated statement of operations and comprehensive (loss) income at each reporting period. The Company remeasures its equity investments at each reporting period until such time that the investment is sold or disposed of. If the Company sells an investment, any realized gains and losses on the sale of the securities will be recognized in the consolidated statement of operations and comprehensive (loss) income in the period of sale.

Purchase of Rights to Future Milestones, Royalties and Commercial Payments

The Company has purchased rights to receive a portion of certain future developmental, regulatory and commercial sales milestones, royalties and option fees on sales of products currently in clinical development. The Company acquired such rights from various entities and recorded the amount paid for these rights as long-term royalty receivables (Note 5). In addition, the Company may be obligated to make contingent payments related to certain product development milestones, fees upon exercise of options related to future license products and sales-based milestones. The contingent payments are evaluated whether they are freestanding instruments or embedded derivatives. If the contingent payments fall within the scope of ASC 815, the contingent payments are measured at fair value at the inception of the arrangement, and subject to remeasurement to fair value each reporting period. Any changes in the estimated fair value are recorded in the consolidated statement of operations and comprehensive (loss) income.

The Company accounts for milestone and royalty rights related to developmental pipeline products on a non-accrual basis using the cost recovery method. These developmental pipeline products are non-commercialized, non-approved products that require FDA or other regulatory approval, and thus have uncertain cash flows. The Company is not yet able to reliably forecast future cash flows given their pre-commercial stages of development. The related receivable balance is classified as noncurrent or current based on whether payments are probable to be received in the near term. Under the cost recovery method, any milestone or royalty payment received is recorded as a direct reduction of the recorded receivable balance. When the recorded receivable balance has been fully collected, any additional amounts collected are recognized as revenue.

The Company reviews public information on clinical trials, press releases and updates from its partners regularly to identify any impairment indicators or changes in expected recoverability of the long-term royalty receivable asset. If an impairment indicator is identified, and the Company determines expected future cash flows discounted to the current period are less than the carrying value of the asset, the Company will record impairment. The impairment will be recognized by reducing the financial asset to an amount that represents the present value of the most recent estimate of future cash flows. No impairment indicators were identified, and no impairment was recorded as of December 31, 2022 and 2021.

Asset Acquisitions

As a first step, for each acquisition, the Company determines if it is an acquisition of a business or an asset acquisition under ASC 805. Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions under ASC 805-50, using the cost accumulation method, whereby the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values (Note 4).

Contingent payments are evaluated whether they are freestanding instruments or embedded derivatives. If the contingent payments fall within the scope of ASC 815, the contingent payments are measured at fair value at the acquisition date, and subject to remeasurement to fair value each reporting period. The estimated fair value at the acquisition date is included in the cost of the acquired assets. Any subsequent changes in the estimated fair value are recorded in the consolidated statement of operations and comprehensive (loss) income. Other contingent consideration payments are recognized when the amount is probable and estimable according to ASC 450.

Cash payments related to acquired assets are reflected as an investing cash flow in the Company's consolidated statement of cash flows.

Intangible Assets

The identifiable intangible asset consists of IP acquired in the ObsEva IP Acquisition Agreement in 2022. This intangible asset is amortized on a straight-line basis over its estimated useful life of 17 years. The straight-line method of amortization represents the Company's best estimate of the distribution of the economic value of the identifiable intangible asset. The intangible asset is carried at cost less accumulated amortization. Amortization will be included in amortization of intangible assets in the consolidated statement of operations and comprehensive (loss) income.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount of an asset group to the future net undiscounted cash flows that the assets are expected to generate. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Leases

The Company leases its headquarters office space in Emeryville, California. The Company determines the initial classification and measurement of its right-of-use assets and lease liabilities at the lease commencement date and thereafter if modified. The lease term includes any renewal options and termination options that the Company is reasonably certain to exercise. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its incremental borrowing rate. The incremental borrowing rate is determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment. The Company built its incremental borrowing rate starting with the interest rate on its fully collateralized debt and then adjusted it for lease term length.

Rent expense for the operating lease is recognized on a straight-line basis, over the reasonably assured lease term based on the total lease payments and is included in operating expenses in the consolidated statements of operations and comprehensive (loss) income.

The Company has elected the practical expedient to not separate lease and non-lease components. The Company's non-lease components are primarily related to property maintenance, which varies based on future outcomes, and thus is recognized in rent expense when incurred.

Income Taxes

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount which is more likely than not to be realizable.

The recognition, derecognition and measurement of a tax position is based on management's best judgment given the facts, circumstances and information available at each reporting date. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net (Loss) Income per Share (Attributable to) Available to Common Stockholders

The Company calculates basic and diluted (loss) income per share (attributable to) available to common stockholders using the two-class method. The Company's convertible Series X preferred stocks participate in any dividends declared by the Company on its common stock and are therefore considered to be participating securities. The Company's Series A and Series B Preferred Stock do not participate in any dividends or distribution by the Company on its common stock and are therefore not considered to be participating securities.

Under the two-class method, net income, as adjusted for any accumulated dividends on Series A and Series B Preferred Stock for the period, is allocated to each class of common stock and participating security as if all of the net income for the period had been distributed. Undistributed earnings allocated to participating securities are subtracted from net income in determining net income attributable to common stockholders. During periods of loss, the Company allocates no loss to participating securities because they have no contractual obligation to share in the losses of the Company. Basic net (loss) income per share attributable to common stockholders is then calculated by dividing the net (loss) income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. All participating securities are excluded from the basic weighted average common shares outstanding.

Diluted net (loss) income per share attributable to common stockholders is based on the weighted average number of shares outstanding during the period, adjusted to include the assumed exercise of certain stock options and warrants for common stock using the treasury method, if dilutive. The calculation assumes that any proceeds that could be obtained upon exercise of options and warrants would be used to purchase common stock at the average market price during the period. Adjustments to the denominator are required to reflect the related dilutive shares. The Company's Series A and Series B Preferred Stock become convertible upon the occurrence of specific events other than a change in the Company's share price and, therefore, are not included in the diluted shares until the contingency is resolved.

Comprehensive (Loss) Income

Comprehensive (loss) income is comprised of two components: net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to gains and losses that under U.S. GAAP are recorded as an element of stockholders' equity but are excluded from net (loss) income. The Company did not record any transactions within other comprehensive (loss) income in the periods presented and, therefore, the net (loss) income and comprehensive (loss) income were the same for all periods presented.

Accounting Pronouncements Recently Adopted

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The amendments in ASU No. 2021-04 provide guidance to clarify and reduce diversity in an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this ASU

No. 2021-04 are effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, including interim periods within those fiscal years. The Company adopted ASU 2021-04 and related updates on January 1, 2022. The adoption of ASU 2021-04 had no impact on the consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. Adoption of the standard requires using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align existing credit loss methodology with the new standard. ASU 2016-13 will be effective for smaller reporting companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, using a modified retrospective approach. The Company plans to adopt ASU 2016-13 and related updates on January 1, 2023. The Company does not expect it to have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations – Accounting for Contract Assets and Contact Liabilities from Contracts with Customers. The guidance is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice. The guidance requires an acquirer to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Topic 606 as if they had originated the contracts, as opposed to at fair value on the acquisition date. The standard will be effective for business combinations that occur after January 1, 2023. The Company plans to adopt ASU 2021-08 and related updates on January 1, 2023. The Company does not expect it to have a material impact on its consolidated financial statements.

3. Consolidated Financial Statement Detail

Equity Securities

As of December 31, 2022 and 2021, equity securities consisted of an investment in Rezolute's common stock of $0.3 million and $0.8 million, respectively (Note 4). For the years ended December 31, 2022 and 2021, the Company recognized a loss of $0.4 million and $0.9 million, respectively, due to the change in fair value of its investment in Rezolute's common stock in the other income (expense), net line item of the consolidated statements of operations and comprehensive (loss) income.

Intangible assets, net

The following table summarizes cost, accumulated amortization, and net carrying value of the intangible assets as of December 31, 2022 (in thousands):

	Cost		Accumulated Amortization		Net Carrying Value
As of December 31, 2022					
Ebopiprant IP (Note 4)	$	15,247	$	97	$ 15,150
Total intangible assets	$	15,247	$	97	$ 15,150

The remaining life of the intangible assets is 16.9 years. The following table presents the projected amortization expense for the next five years (in thousands):

	Intangible Asset Amortization
2023	$ 897
2024	897
2025	897
2026	897
2027	897
Total	$ 4,485

Accrued and Other Liabilities

Accrued and other liabilities consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Accrued payroll and benefits	1,449	135
Accrued legal and accounting fees	867	295
Accrued incentive compensation	562	55
Other accrued liabilities	40	40
Total	$ 2,918	$ 525

4. Licensing and Other Arrangements

ObsEva

On November 21, 2022, the Company entered into the ObsEva IP Acquisition Agreement pursuant to which the Company acquired all of ObsEva's intellectual property (patents and know-how) and license agreement rights related to ebopiprant, an investigational compound previously licensed by ObsEva from Merck KGaA. The Company also assumed ObsEva's ongoing rights and obligations under the Organon License Agreement and the Merck KGaA License Agreement. Pursuant to the Organon License Agreement, XOMA is eligible to receive up to $475.0 million in payments for ebopiprant development, commercialization and sales-based milestones. If ebopiprant is successfully commercialized, the Company will be entitled to receive royalties that range from low to mid-teens from Organon and will be required to make mid-single-digit royalty payments to Merck KGaA. The Company paid ObsEva a $15.0 million upfront payment at closing and will pay potential earn-out payments of up to $97.5 million for development, regulatory and sales-based milestones, representing a portion of what the Company will receive pursuant to the Organon License Agreement.

The transaction was treated as an acquisition of a finite-lived intangible asset (Note 2). As such, the Company's cost to acquire said intangible asset of $15.2 million, consisting of $15.0 million cash paid upon closing of the ObsEva IP Acquisition Agreement and direct incremental transaction costs of $0.2 million, was recognized as a long-term asset in the consolidated balance sheet for the year ended December 31, 2022. The estimated useful life of the intangible asset at acquisition represented 17 years. The Company recognized $0.1 million of amortization expense in the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2022. No impairment indicators were identified, and no impairment was recorded as of December 31, 2022.

The Company concluded that the development and regulatory milestone payments of $46.5 million, sales-based milestones payments of $51.0 million and royalty payments to Merck KGaA do not meet the definition of a derivative under ASC 815 and a liability will be recognized at the time that the underlying revenue is recognized under the Organon License Agreement for the corresponding development and regulatory milestone payments, sales-based milestone

payments, and royalty payments. ASC 450 may require recognition of the contingent consideration if it is probable that a liability has been incurred and the amount of that liability can be reasonably estimated. Due to the nature of the non-sales and sales-based milestones the Company expects the contingent payments to be probable of payment at the same time that revenue from the Organon License Agreement would be recorded.

As of December 31, 2022, there were no contract assets or contract liabilities related to this arrangement. No revenue was recognized related to this arrangement for the year ended December 31, 2022.

Novartis – Anti-TGFβ Antibody (NIS793)

On September 30, 2015, the Company and Novartis entered into the Anti-TGFβ Antibody License Agreement under which the Company granted Novartis an exclusive, world-wide, royalty-bearing license to the Company's anti-transforming growth factor beta ("TGFβ") antibody program (now "NIS793"). Under the terms of the Anti-TGFβ Antibody License Agreement, Novartis has worldwide rights to NIS793 and is responsible for the development and commercialization of antibodies and products containing antibodies arising from NIS793. Unless terminated earlier, the Anti-TGFβ Antibody License Agreement will remain in effect, on a country-by-country and product-by-product basis, until Novartis' royalty obligations end. The Anti-TGFβ Antibody License Agreement contains customary termination rights relating to material breach by either party. Novartis also has a unilateral right to terminate the Anti-TGFβ Antibody License Agreement on an antibody-by-antibody and country-by-country basis or in its entirety on one hundred eighty days' notice.

The Company concluded that there were multiple promised goods and services under the Anti-TGFβ Antibody License Agreement, including the transfer of license, regulatory services and transfer of materials, process and know-how, which were determined to represent one combined performance obligation. The Company recognized the entire upfront payment of $37.0 million as revenue in the consolidated statement of comprehensive loss in 2015 as it had completed its performance obligations as of December 31, 2015.

The Company was eligible to receive up to a total of $480.0 million in development, regulatory and commercial milestones under the Anti-TGFβ Antibody License Agreement. During the year ended December 31, 2017, Novartis achieved a clinical development milestone pursuant to the Anti-TGFβ Antibody License Agreement, and as a result, the Company earned a $10.0 million milestone payment.

The Company concluded that the development and regulatory milestone payments are solely dependent on Novartis' performance and achievement of the specified events. The Company determined that it is not probable that a significant cumulative revenue reversal will not occur in future periods for these future payments. Therefore, the remaining development and regulatory milestones are fully constrained and excluded from the transaction price. Any consideration related to commercial milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the licenses granted to Novartis and therefore, have also been excluded from the transaction price. At the end of each reporting period, the Company will update its assessment of whether an estimate of variable consideration is constrained and update the estimated transaction price accordingly.

The Company is also eligible to receive royalties on sales of licensed products, which are tiered based on sales levels and range from a mid-single-digit percentage rate to up to a low double-digit percentage rate. Novartis' obligation to pay royalties with respect to a particular product and country will continue for the longer of the date of expiration of the last valid patent claim covering the product in that country, or ten years from the date of the first commercial sale of the product in that country.

In October 2020, the Company earned a $25.0 million milestone upon the dosing of the first patient in Novartis' first NIS793 Phase 2 clinical trial. As specified under the terms of the Anti-TGFβ Antibody License Agreement, the Company received $17.7 million in cash, and the remaining balance of $7.3 million was recognized as a reduction to the Company's debt obligation to Novartis.

In October 2021, the Company earned a $35.0 million milestone payment upon dosing of the first patient in Novartis' first NIS793 Phase 3 clinical trial. The Company recognized $35.0 million as revenue from contracts with

customers in the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2021.

The Company is eligible to receive remaining milestones up to a total of $410.0 million under the Anti-TGFβ Antibody License Agreement.

As of December 31, 2022 and 2021, there were no contract assets or contract liabilities related to this arrangement. None of the costs to obtain or fulfill the contract were capitalized. No revenue was recognized related to this arrangement for the year ended December 31, 2022.

Novartis – Anti-IL-1β Antibody (VPM087)

On August 24, 2017, the Company and Novartis entered into the Gevokizumab License Agreement under which the Company granted to Novartis an exclusive, worldwide, royalty-bearing license to gevokizumab ("VPM087"), a novel anti-Interleukin-1 ("IL-1") beta allosteric monoclonal antibody and related know-how and patents. Under the terms of the Gevokizumab License Agreement, Novartis is solely responsible for the development and commercialization of VPM087 and products containing VPM087.

On August 24, 2017, pursuant to a separate agreement (the "IL-1 Target License Agreement"), the Company granted to Novartis non-exclusive licenses to its intellectual property covering the use of IL-1 beta targeting antibodies in the treatment and prevention of cardiovascular disease and other diseases and conditions, and an option to obtain an exclusive license (the "Exclusivity Option") to such intellectual property for the treatment and prevention of cardiovascular disease.

Under the Gevokizumab License Agreement, the Company received total consideration of $30.0 million for the license and rights granted to Novartis. Of the total consideration, $15.7 million was paid in cash and $14.3 million (equal to €12.0 million) was paid by Novartis, on behalf of the Company, to settle the Company's outstanding debt with Les Laboratories Servier ("Servier") (the "Servier Loan"). In addition, Novartis extended the maturity date on the Company's debt to Novartis. The Company also received $5.0 million cash related to the sale of 539,131 shares of the Company's common stock, at a purchase price of $9.2742 per share. The fair market value of the common stock issued to Novartis was $4.8 million, based on the closing stock price of $8.93 per share on August 24, 2017, resulting in a $0.2 million premium paid to the Company.

Based on the achievement of pre-specified criteria, the Company is eligible to receive up to $438.0 million in development, regulatory and commercial milestones under the Gevokizumab License Agreement. The Company is also eligible to receive royalties on sales of licensed products, which are tiered based on sales levels and range from the high single-digits to mid teens. Under the IL-1 Target License Agreement, the Company received an upfront cash payment of $10.0 million and is eligible to receive low single-digit royalties on canakinumab sales in cardiovascular indications covered by the Company's patents. Should Novartis exercise the Exclusivity Option, the royalties on canakinumab sales will increase to the mid-single-digits.

Unless terminated earlier, the Gevokizumab License Agreement and IL-1 Target License Agreement will remain in effect, on a country-by-country and product-by-product basis, until Novartis' royalty obligations end. The two agreements contain customary termination rights relating to material breach by either party. Novartis also has a unilateral right to terminate the Gevokizumab License Agreement on a product-by-product and country-by-country basis or in its entirety on six months' prior written notice to the Company. Under the IL-1 Target License Agreement, Novartis has a unilateral right to terminate the agreement on a product-by-product and country-by-country basis or in its entirety upon a prior written notice.

The Gevokizumab License Agreement and IL-1 Target License Agreement were accounted for as one arrangement because they were entered into at the same time in contemplation of each other. The Company concluded that there are multiple promised goods and services under the combined arrangement, including the transfer of license to IL-1 beta targeting antibodies, and the transfer of license, know-how, process, materials and inventory related to the VPM087 antibody, which were determined to represent two distinct performance obligations. The Company determined that the

Exclusivity Option is not an option with material right because the upfront payments to the Company were not negotiated to provide an incremental discount for the future additional royalties upon exercise of the Exclusivity Option. Therefore, the Company concluded that the Exclusivity Option is not a performance obligation. The additional royalties will be recognized as revenue when, and if, Novartis exercises its option because the Company has no further performance obligations at that point.

At the inception of the arrangement, the Company determined that the transaction price under the arrangement was $40.2 million, which consisted of the $25.7 million upfront cash payments, the $14.3 million Servier Loan payoff and the $0.2 million premium on the sale of the common stock. The transaction price was allocated to the two performance obligations based on their standalone selling prices. The Company determined that the nature of the two performance obligations is the right to use the licenses as they exist at the point of transfer, which occurred when the transfer of materials, process and know-how, and filings to regulatory authority were completed. During the year ended December 31, 2017, the Company recognized the entire transaction price of $40.2 million as revenue upon completion of the delivery of the licenses and related materials, process and know-how and filings to regulatory authority.

The Company concluded that the development and regulatory milestone payments are solely dependent on Novartis' performance and achievement of specified events. The Company determined that it is not probable that a significant cumulative revenue reversal will not occur in future periods for these future payments. Therefore, the development and regulatory milestones are fully constrained and excluded from the transaction price until the respective milestone is achieved. Any consideration related to commercial milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the licenses granted to Novartis and therefore, have also been excluded from the transaction price. At the end of each reporting period, the Company will update its assessment of whether an estimate of variable consideration is constrained and update the estimated transaction price accordingly.

As of December 31, 2022 and 2021, there were no contract assets or contract liabilities related to this arrangement and none of the costs to obtain or fulfill the contract were capitalized. The Company did not recognize any revenue related to this arrangement during the years ended December 31, 2022 and 2021.

Takeda

On November 1, 2006, the Company entered into the Takeda Collaboration Agreement with Takeda under which the Company agreed to discover and optimize therapeutic antibodies against multiple targets selected by Takeda.

Under the terms of the Takeda Collaboration Agreement, the Company may receive additional milestone payments aggregating up to $19.0 million relating to TAK-079 (mezagitamab) and TAK-169, and low single-digit royalties on future sales of all products subject to this license. The Company's right to milestone payments expires on the later of the receipt of payment from Takeda of the last amount to be paid under the agreement or the cessation by Takeda of all research and development activities with respect to all program antibodies, collaboration targets or collaboration products. The Company's right to royalties expires on the later of 13.5 years from the first commercial sale of each royalty-bearing discovery product or the expiration of the last-to-expire licensed patent (or 12 years from first commercial sale if there is significant generic competition post patent-expiration).

In February 2009, the Company expanded the existing collaboration to provide Takeda with access to multiple antibody technologies, including a suite of research and development technologies and integrated information and data management systems. The Company may receive milestones of up to $3.3 million per discovery product candidate and low single-digit royalties on future sales of all antibody products subject to this license. The Company's right to milestone payments expires on the later of the receipt of payment from Takeda of the last amount to be paid under the agreement or the cessation by Takeda of all research and development activities with respect to all program antibodies, collaboration targets or collaboration products. The Company's right to royalties expires on the later of 10 years from the first commercial sale of such royalty-bearing discovery product or the expiration of the last-to-expire licensed patent.

In November 2020, the first patient was dosed in Takeda's Phase 2 study of mezagitamab and the Company earned a $2.0 million milestone payment from Takeda.

During the year ended December 31, 2022, the Company earned a development milestone pursuant to the Takeda Collaboration Agreement and recognized $0.8 million as revenue from contracts with customers in the consolidated statement of operations and comprehensive (loss) income. The Company recognized annual license fee revenue of $0.1 million from Takeda in the consolidated statement of operations and comprehensive (loss) income for the each of the years ended December 31, 2022 and 2021.

As of December 31, 2022 and 2021, there were no contract assets or contract liabilities related to this arrangement and none of the costs to obtain or fulfill the contract were capitalized. The Company is eligible to receive remaining milestones up to a total of $16.0 million under the Takeda Collaboration Agreement.

Rezolute

On December 6, 2017, the Company entered into a license agreement with Rezolute pursuant to which the Company granted an exclusive global license to Rezolute to develop and commercialize X358 (now "RZ358") products for all indications. The Company and Rezolute also entered into a common stock purchase agreement pursuant to which Rezolute agreed to issue to the Company, as consideration for receiving the license for RZ358, a certain number of its common stock related to its future financing activities.

Under the terms of the license agreement, Rezolute is responsible for all development, regulatory, manufacturing and commercialization activities associated with RZ358 and is required to make certain development, regulatory and commercial milestone payments to the Company of up to $232.0 million in the aggregate based on the achievement of pre-specified criteria. Under the license agreement, the Company is also eligible to receive royalties ranging from the high single-digits to the mid-teens based upon annual net sales of any commercial product incorporating RZ358.

The Company concluded that the development and regulatory milestone payments are solely dependent on Rezolute's performance and achievement of the specified events. The Company determined that it is not probable that a significant cumulative revenue reversal will not occur in future periods for these future payments. Therefore, the remaining development and regulatory milestones are fully constrained and excluded from the transaction price until the respective milestone is achieved. Any consideration related to commercial milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the licenses granted to Rezolute and therefore, have also been excluded from the transaction price. At the end of each reporting period, the Company will update its assessment of whether an estimate of variable consideration is constrained and update the estimated transaction price accordingly.

Rezolute is obligated to take customary steps to advance RZ358, including using diligent efforts to commence the next clinical study for RZ358 by a certain deadline and to meet certain spending requirements on an annual basis for the program until a marketing approval application for RZ358 is accepted by the FDA. Rezolute's obligation to pay royalties with respect to a particular RZ358 product and country will continue for the longer of the date of expiration of the last valid patent claim covering the product in that country, or twelve years from the date of the first commercial sale of the product in that country. Rezolute's future royalty obligations in the United States will be reduced by 20% if the manufacture, use or sale of a licensed product is not covered by a valid XOMA patent claim, until such a claim is issued.

Pursuant to the license agreement, XOMA is eligible to receive a low single-digit royalty on sales of Rezolute's other non-RZ358 products from its current programs, including RZ402 which is in Phase 1 clinical testing. Rezolute's obligation to pay royalties with respect to a particular Rezolute product and country will continue for the longer of twelve years from the date of the first commercial sale of the product in that country or for so long as Rezolute or its licensee is selling such product in such country, provided that any such licensee royalty will terminate upon the termination of the licensee's obligation to make payments to Rezolute based on sales of such product in such country

The license agreement contains customary termination rights relating to material breach by either party. Rezolute also has a unilateral right to terminate the license agreement in its entirety on ninety days' notice at any time. To the extent permitted by applicable laws, the Company has the right to terminate the license agreement if Rezolute challenges the licensed patents.

No consideration was exchanged upon execution of the arrangement. In consideration for receiving the license for RZ358, Rezolute agreed to issue shares of its common stock and pay cash to the Company upon the occurrence of Rezolute's financing activities.

The license agreement was subsequently amended in 2018, 2019 and 2020. Pursuant to the terms of the license agreement as amended, the Company received a total of $6.0 million upon Rezolute's financing and $8.5 million in installment payments through October 2020. The Company also received 161,861 shares of Rezolute's common stock (as adjusted for the 1:50 reverse stock split in October 2020).

In January 2022, Rezolute dosed the last patient in its Phase 2b clinical trial for RZ358, which triggered a $2.0 million milestone payment due to the Company pursuant to the Rezolute License Agreement.

The Company recognized $2.0 million and no revenue as revenue from contracts with customers in the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2022 and December 31, 2021, respectively.

As of December 31, 2022 and 2021, there were no contract assets or contract liabilities related to this arrangement. None of the costs to obtain or fulfill the contract were capitalized.

Janssen Biotech

The Company and Janssen were parties to a license agreement which was terminated in 2017. In August 2019, the Company and Janssen entered into a new agreement pursuant to which the Company granted a non-exclusive license to Janssen to develop and commercialize certain drug candidates under the XOMA patents and know-how. Under the new agreement, Janssen made a one-time payment of $2.5 million to XOMA. Additionally, for each drug candidate, the Company is entitled to receive milestone payments of up to $3.0 million upon Janssen's achievement of certain clinical development and regulatory approval events. Additional milestones may be due for drug candidates which are the subject of multiple clinical trials. Upon commercialization, the Company is eligible to receive 0.75% royalty on net sales of each product. Janssen's obligation to pay royalties with respect to a particular product and country will continue until the eighth-year-and-sixth-month anniversary of the first commercial sale of the product in such country. The new agreement will remain in effect unless terminated by mutual written agreement of the parties.

The Company concluded that the new agreement should be accounted for separately from any prior arrangements with Janssen and that the license grant is the only performance obligation under the new agreement. The Company recognized the entire one-time payment of $2.5 million as revenue for the year ended December 31, 2019 as it had completed its performance obligation.

The Company concluded that the development and regulatory milestone payments are solely dependent on Janssen's performance and achievement of specified events and thus it is not probable that a significant cumulative revenue reversal will not occur in future periods for these future payments. Therefore, the development and regulatory milestones are fully constrained and excluded from the transaction price until the respective milestone is achieved. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore, have also been excluded from the transaction price. At the end of each reporting period, the Company will update its assessment of whether an estimate of variable consideration is constrained and update the estimated transaction price accordingly.

In May 2021, the Company earned a $0.5 million milestone from Janssen, upon dosing of the first patient in a Phase 3 clinical trial evaluating one of Janssen's biologic assets. In December 2021, the Company earned a $0.2 million milestone pursuant to its agreement with Janssen.

As of December 31, 2022 and 2021, there were no contract assets or contract liabilities related to this arrangement. None of the costs to obtain or fulfill the contract were capitalized. The Company recognized no revenue and $0.7 million as revenue from contracts with customers in the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2022 and 2021, respectively.

Affimed

In April 2021, the Company and Affimed entered into a contractual agreement, under which the Company is eligible to receive payments from Affimed on potential future commercial sales related to three ICE molecules and preloaded natural killer cells containing the ICE molecules. Additionally, the Company is eligible to receive a milestone upon the first product candidate in each program achieving marketing approval.

The Company concluded that the commercial milestone payments are solely dependent on Affimed's performance and achievement of specified events. The Company determined that it is not probable that a significant cumulative revenue reversal will not occur in future periods for these future payments. Therefore, the commercial milestones are fully constrained and excluded from the transaction price until the respective milestone is achieved. Any consideration related to commercial milestones (including royalties) will be recognized when the related approvals occur and therefore, have also been excluded from the transaction price. At the end of each reporting period, the Company will update its assessment of whether an estimate of variable consideration is constrained and update the estimated transaction price accordingly.

As of December 31, 2022 and 2021, there were no contract assets or contract liabilities related to this arrangement. None of the costs to obtain or fulfill the contract were capitalized. No revenue was recognized related to this arrangement for the years ended December 31, 2022 or 2021.

Sale of Future Revenue Streams

On December 21, 2016, the Company entered into two royalty interest sale agreements (together, the "Royalty Sale Agreements") with HCRP. Under the first Royalty Sale Agreement, the Company sold its right to receive milestone payments and royalties on future sales of products subject to a License Agreement, dated August 18, 2005, between XOMA and Wyeth Pharmaceuticals (subsequently acquired by Pfizer) for an upfront cash payment of $6.5 million, plus potential additional payments totaling $4.0 million in the event three specified net sales milestones were met in 2017, 2018 and 2019. Based on actual sales, 2017, 2018, and 2019 sales milestones were not achieved. Under the second Royalty Sale Agreement entered into in December 2016, the Company sold its right to receive certain royalties under an Amended and Restated License Agreement dated October 27, 2006 between XOMA and Dyax Corp. for a cash payment of $11.5 million.

The Company classified the proceeds received from HCRP as unearned revenue, to be recognized as revenue under the units-of-revenue method over the life of the license agreements because of the Company's limited continuing involvement in the Acquisition Agreements. Such limited continuing involvement is related to the Company's undertaking to cooperate with HCRP in the event of litigation or a dispute related to the license agreements. Because the transaction was structured as a non-cancellable sale, the Company does not have significant continuing involvement in the generation of the cash flows due to HCRP and there are no guaranteed rates of return to HCRP, the Company recorded the total proceeds of $18.0 million as unearned revenue recognized the under units-of-revenue method. The Company allocated the total proceeds between the two Royalty Sale Agreements based on the relative fair value of expected payments to be made to HCRP under the license agreements. The unearned revenue is being recognized as revenue over the life of the underlying license agreements under the "units-of-revenue" method. Under this method, amortization for a reporting period is calculated by computing a ratio of the allocated proceeds received from HCRP to the payments expected to be made by the licensees to HCRP over the term of the Acquisition Agreements, and then applying that ratio to the period's cash payment. During the third quarter of 2018, the Shire product underlying the Dyax Corp. license agreement was approved, and the Company began recognizing revenue under the units-of-revenue method due to sales of the approved product.

The Company recognized $1.9 million and $1.6 million as revenue under the units-of-revenue method under these arrangements during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2021, the Company classified $1.6 million and $11.7 million as current and non-current unearned revenue recognized under the units-of-revenue method, respectively. As of December 31, 2022, the current and non-current portion of the remaining unearned revenue recognized under the units-of-revenue method was $1.9 million and $9.6 million, respectively.

5. Royalty and Commercial Payment Purchase Agreements

The balance of short-term royalty and commercial payment receivables was $2.4 million as of December 31, 2022. There was no balance of short-term royalty and commercial payment receivables as of December 31, 2021. The balance of long-term royalty and commercial payment receivables was $63.7 million and $69.1 million as of December 31, 2022 and 2021, respectively.

Agenus Royalty Purchase Agreement

On September 20, 2018, the Company entered into the Agenus RPA, pursuant to which the Company acquired the right to receive 33% of the future royalties on six Incyte Europe S.a.r.l. ("Incyte") immuno-oncology assets, currently in development, due to Agenus from Incyte (net of certain royalties payable by Agenus to a third party) and 10% of all future developmental, regulatory and commercial milestones related to these assets. However, the Company did not have a right to the expected near-term milestone associated with the entry of INCAGN2390 (anti-TIM-3) into its Phase 1 clinical trial. The future royalties due to Agenus from Incyte are based on low single to mid teen digit percentage of applicable net sales.

In addition, the Company acquired the right to receive 33% of the future royalties on MK-4830, an immuno-oncology product currently in clinical development, due to Agenus from Merck and 10% of all future developmental, regulatory and commercial milestones related to this asset. The future royalties due to Agenus from Merck are based on low single-digit percentage of applicable net sales. Pursuant to the Agenus RPA, the Company's share in future potential development, regulatory and commercial milestones is up to $59.5 million. There is no limit on the amount of future royalties on sales that the Company may receive under the agreements.

Under the terms of the Agenus RPA, the Company paid Agenus $15.0 million. At the inception of the agreement, the Company recorded $15.0 million as long-term royalty receivables in the consolidated balance sheets.

In November 2020, MK-4830 advanced into Phase 2 development, and Agenus earned a $10.0 million clinical development milestone under its license agreement with Merck, of which the Company earned $1.0 million. In accordance with the cost recovery method, the $1.0 million milestone received was recorded as a direct reduction of the recorded long-term royalty receivable balance.

The Company continues to assess that no further payments are probable to be received under this agreement in the near term. Under the cost recovery method, the Company does not expect to recognize any income related to milestones and royalties received until the purchase price has been fully collected. The Company performed its impairment assessments and no impairment indicators have been identified. Accordingly, no impairment was recorded as of December 31, 2022.

Bioasis Royalty Purchase Agreement

On February 25, 2019, the Company entered into the Bioasis RPA, pursuant to which the Company acquired potential future milestone and royalty rights from Bioasis for product candidates that are being developed pursuant to a license agreement between Bioasis and Prothena Biosciences Limited. In addition, the Company was granted options to purchase a 1% royalty right on the next two license agreements entered into between Bioasis and third-party licensees subject to certain payments and conditions as well as a right of first negotiation on the purchase of royalty rights on subsequent Bioasis license agreements with third parties. Upon exercise of the option related to the second license agreement executed by Bioasis, the Company may be obligated to pay up to $0.3 million per licensed product. Upon exercise of the option related to the third license agreement executed by Bioasis, the Company may be obligated to pay up to $0.4 million per licensed product.

Under the terms of the Bioasis RPA, the Company paid $0.3 million and will make contingent future cash payments of up to $0.2 million to Bioasis as the licensed product candidates reach certain development milestones (the "Bioasis Contingent Consideration").

At the inception of the agreement, the Company recorded $0.4 million as long-term royalty receivables in its consolidated balance sheet, including the estimated fair value of the Bioasis Contingent Consideration of $0.1 million. Future changes in the estimated fair value of the contingent consideration will be recognized in the other income (expense), net line item of the consolidated statement of operations and comprehensive (loss) income. As of December 31, 2022, there was no change in the fair value of the contingent consideration from its initial value and no amounts were paid during the year ended December 31, 2022. The Company continues to assess that no payments are probable to be received under this agreement in the near term. Under the cost recovery method, the Company does not expect to recognize any income related to milestones and royalties received until the purchase price has been fully collected. The Company performed its quarterly impairment assessment and no impairment indicators were identified. Accordingly, no impairment was recorded as of December 31, 2022.

On November 2, 2020, the Company entered into the Second Bioasis RPA, pursuant to which the Company acquired potential future milestone and other payments, and royalty rights from Bioasis for product candidates that are being developed pursuant to a research collaboration and license agreement between Bioasis and Chiesi. The Company paid Bioasis $1.2 million upon closing of the Second Bioasis RPA for the purchased rights.

At the inception of the Second Bioasis RPA, the Company recorded $1.2 million as long-term royalty receivables in its consolidated balance sheet. The Company continues to assess that no payments are probable to be received under the Second Bioasis RPA in the near term. Under the cost recovery method, the Company does not expect to recognize any income related to milestones and other payments until the purchase price has been fully collected. The Company performed its quarterly impairment assessment and no impairment indicators were identified. Accordingly, no impairment was recorded as of December 31, 2022.

Aronora Royalty Purchase Agreement

On April 7, 2019, the Company entered into the Aronora RPA which closed on June 26, 2019. Under the Aronora RPA, the Company acquired the right to receive future royalties and a portion of upfront, milestone, and option payments (the "Non-Royalties") related to five anti-thrombotic hematology drug candidates. Three candidates were subject to Aronora's collaboration with Bayer (the "Bayer Products"), including one which was subject to an exclusive license option by Bayer. The Company will receive 100% of future royalties and 10% of future Non-Royalties economics from these Bayer Products. The other two candidates are unpartnered (the "non-Bayer Products") for which the Company will receive low single-digit percentage of net sales and 10% of Non-Royalties. The future payment percentage for Non-Royalties will be reduced from 10% to 5% upon the Company's receipt of two times the total cumulative amount of consideration paid by the Company to Aronora. In July 2020, Bayer elected to not exercise its option on the third Bayer Product and that product is now subject to the same economics as the non-Bayer Products.

Under the terms of the Aronora RPA, the Company paid Aronora a $6.0 million upfront payment at the close of the transaction. The Company financed $3.0 million of the upfront payment with a term loan under its Loan and Security Agreement with SVB. The Company was required to make a contingent future cash payment of $1.0 million for each of the three Bayer Products that were active on September 1, 2019 (up to a total of $3.0 million, the "Aronora Contingent Consideration"). Pursuant to the Aronora RPA, if the Company receives $250.0 million in cumulative royalties on net sales per product, the Company will be required to pay associated tiered milestone payments to Aronora in an aggregate amount of up to $85.0 million per product (the "Royalty Milestones"). The Royalty Milestones are paid based upon various royalty tiers prior to reaching $250.0 million in cumulative royalties on net sales per product. Royalties per product in excess of $250.0 million are retained by the Company.

At the inception of the agreement, the Company recorded $9.0 million as long-term royalty receivables in its consolidated balance sheet, including the estimated fair value of the Aronora Contingent Consideration of $3.0 million. In September 2019, the Company paid the $3.0 million contingent consideration to Aronora. As the Company receives royalties from Aronora for a product, the Company will recognize the liability for future Royalty Milestones for such product when probable and estimable. The Company continues to assess that no payments are probable to be received under this agreement in the near term.

Under the cost recovery method, the Company does not expect to recognize any income related to milestones and royalties received until the purchase price has been fully collected. The Company performed its quarterly impairment assessment and no impairment indicators were identified. Accordingly, no impairment was recorded as of December 31, 2022.

Palobiofarma Royalty Purchase Agreement

On September 26, 2019, the Company entered into the Palo RPA, pursuant to which the Company acquired the rights to potential royalty payments in low single-digit percentages of aggregate net sales associated with six drug candidates in various clinical development stages, targeting the adenosine pathway with potential applications in solid tumors, non-Hodgkin's lymphoma, asthma/chronic obstructive pulmonary disease, ulcerative colitis, idiopathic pulmonary fibrosis, lung cancer, psoriasis and nonalcoholic steatohepatitis and other indications (the "Palo Licensed Products") that are being developed by Palo. Novartis is a development partner on NIR178, one of the Palo Licensed Products, and NIR178 is being developed pursuant to a license agreement between Palo and Novartis.

Under the terms of the Palo RPA, the Company paid Palo a $10.0 million payment at the close of the transaction, which occurred simultaneously upon parties' entry into the Palo RPA on September 26, 2019.

At the inception of the agreement, the Company recorded $10.0 million as long-term royalty receivables in its consolidated balance sheet. The Company continues to assess that no payments are probable to be received under this agreement in the near term. Under the cost recovery method, the Company does not expect to recognize any income related to royalties received until the purchase price has been fully collected. The Company performed its quarterly impairment assessment and no impairment indicators were identified. Accordingly, no impairment was recorded as of December 31, 2022.

Viracta Royalty Purchase Agreement

On March 22, 2021, the Company entered into the Viracta RPA, pursuant to which the Company acquired the right to receive future royalties, milestones, and other payments related to two clinical-stage drug candidates for $13.5 million. The first candidate, DAY101 (pan-RAF kinase inhibitor), is being developed by Day One Biopharmaceuticals, and the second candidate, vosaroxin (topoisomerase II inhibitor), is being developed by Denovo Biopharma. The Company acquired the right to receive (i) up to $54.0 million in potential milestones, potential royalties on sales, if approved, and other payments related to DAY101, excluding up to $20.0 million consideration retained by Viracta, and (ii) up to $57.0 million in potential regulatory and commercial milestones and high single-digit royalties on sales related to vosaroxin, if approved.

At the inception of the Viracta RPA, the Company recorded $13.5 million as long-term royalty receivables in its consolidated balance sheet. No payments are probable to be received under the Viracta RPA in the near term. Under the cost recovery method, the Company does not expect to recognize any income related to royalties, milestones and other payments until the purchase price has been fully collected. The Company performed its quarterly impairment assessment and no impairment indicators were identified. Accordingly, no impairment was recorded as of December 31, 2022.

Kuros Royalty Purchase Agreement

On July 14, 2021, the Company entered into the Kuros RPA, pursuant to which the Company acquired the rights to 100% of the potential future royalties from commercial sales, which are tiered from high single-digit to low double-digits, and up to $25.5 million in pre-commercial milestone payments associated with an existing license agreement related to Checkmate Pharmaceuticals' vidutolimod (CMP-001), a Toll-like receptor 9 agonist, packaged in a virus-like particle, for an upfront payment of $7.0 million. The Company may pay up to an additional $142.5 million to Kuros in sales-based milestones.

At the inception of the Kuros RPA, the Company recorded $7.0 million as long-term royalty receivables in its consolidated balance sheet. Under the cost recovery method, the Company does not expect to recognize any income related to royalties, milestones and other payments until the purchase price has been fully collected.

In May 2022, Regeneron completed its acquisition of Checkmate Pharmaceuticals resulting in a $5.0 million milestone payment to Kuros. Pursuant to the Kuros RPA, the Company is entitled to 50% of the milestone payment, which was received by XOMA in July 2022. In accordance with the cost recovery method, the $2.5 million milestone received was recorded as a direct reduction of the recorded long-term royalty receivable balance. As of December 31, 2022, no payments are probable to be received under the Kuros RPA in the near term.

The Company performed its quarterly impairment assessment and no impairment indicators were identified. Accordingly, no impairment was recorded as of December 31, 2022.

Affitech Commercial Payment Purchase Agreement

On October 6, 2021, the Company entered into the Affitech CPPA, pursuant to which, the Company purchased a future stream of commercial payment rights to Roche's faricimab from Affitech for an upfront payment of $6.0 million. The Company is eligible to receive 0.50% of future net sales of faricimab for a ten-year period following the first commercial sales in each applicable jurisdiction. The Company may pay up to an additional $20.0 million based on the achievement of certain regulatory and sales milestones. At the inception of the Affitech CPPA, the Company recorded $14.0 million as long-term royalty receivables which includes the $6.0 million upfront payment and $8.0 million in regulatory milestones in its consolidated balance sheet. The Company concluded the regulatory milestone payments of $8.0 million met the definition of a derivative under ASC 815 and should be accounted at fair value and recorded as a current liability at the inception of the transaction. Therefore, the regulatory milestone payments were recorded as contingent liabilities in its consolidated balance sheet. The Company concluded the sales-based milestone payments of $12.0 million do not meet the definition of a derivative under ASC 815 and a liability will be recognized when probable and estimable.

In January 2022, Genentech, a member of the Roche group, received approval from the FDA to commercialize VABYSMO (faricimab-svoa) for the treatment of wet, or neovascular, age-related macular degeneration and diabetic macular edema. Pursuant to the Affitech CPPA, the Company paid Affitech a $5.0 million milestone tied to these U.S. marketing approvals.

In September 2022, in connection with Roche receiving approval from the European Commission to commercialize VABYSMO for the treatment of neovascular or 'wet' age-related macular degeneration and visual impairment due to diabetic macular edema, the Company made a $3.0 million milestone payment to Affitech pursuant to the terms of the Affitech CPPA. As a result of the EC Approval, XOMA is eligible to receive a 0.5% commercial payment stream for ten years from the first commercial sale of VABYSMO in Europe.

In August 2022, the Company received $0.5 million from Roche representing the first commercial payment for sales of VABYSMO during the first six months of 2022. In accordance with the cost recovery method, the $0.5 million received was recorded as a direct reduction of the long-term royalty receivable balance. In February 2023, the Company received $2.4 million, representing its commercial payment stream from sales of VABYSMO during the last six months of 2022. The payment amount was reclassified from long-term to short-term royalty and commercial payment receivables in the Company's consolidated balance sheet as of December 31, 2022. Based upon limited available information, the Company is unable to reasonably estimate future net sales and the commercial payments to be received during the year ended December 31, 2023 and, as such, no additional amounts are reflected as short-term royalty and commercial payment receivables.

Under the cost recovery method, the Company does not expect to recognize any income related to future commercial payment receipts until the purchase price has been fully collected. The Company performed its quarterly impairment assessment and no impairment indicators were identified. Accordingly, no impairment was recorded as of December 31, 2022.

The following table summarizes the royalty receivable activities during the years ended December 31, 2022 and 2021 (in thousands):

	Short-Term	Long-Term
Balance at January 1, 2021	$ —	$ 34,575
Acquisition of royalty and commercial payment rights:		
Viracta	—	13,500
Kuros	—	7,000
Affitech	—	14,000
Balance at December 31, 2021	$ —	$ 69,075
Receipt of royalty and commercial payments		
Kuros	—	(2,500)
Affitech	—	(526)
Reclassification to short-term royalty and commercial payment receivable		
Affitech	2,366	(2,366)
Balance at December 31, 2022	$ 2,366	$ 63,683

6. Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The carrying amounts of certain of the Company's financial instruments, including cash, trade receivables, net and accounts payable, approximate their fair value due to their short maturities. Fair value is defined as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance for fair value establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs used in valuation techniques. The accounting standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 – Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs, either directly or indirectly, other than quoted prices in active markets for identical assets or liabilities, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities; therefore, requiring an entity to develop its own valuation techniques and assumptions.

The following tables set forth the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as follows (in thousands):

| | Fair Value Measurements at December 31, 2022 Using: | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Cash equivalents:				
Money market funds	$ 30,334	$ —	$ —	$ 30,334
Total cash equivalents	30,334	—	—	30,334
Equity securities	335	—	—	335
Total financial assets	$ 30,669	$ —	$ —	$ 30,669
Liabilities:				
Contingent consideration under RPAs and CPPAs	$ —	$ —	$ 75	$ 75

| | Fair Value Measurements at December 31, 2021 Using: | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Equity securities	$ 774	$ —	$ —	$ 774
Liabilities:				
Contingent consideration under RPAs and CPPAs	$ —	$ —	$ 8,075	$ 8,075

Equity Securities

The equity securities consisted of an investment in Rezolute's common stock and are classified on the consolidated balance sheets as current assets as of December 31, 2022 and 2021. The equity securities are revalued each reporting period with changes in fair value recorded in the other income (expense), net line item of the consolidated statements of operations and comprehensive (loss) income. As of December 31, 2022 and 2021, the Company valued the equity securities using the closing price for Rezolute's common stock traded on the Nasdaq Stock Market of $2.07 and $4.78, respectively. The inputs that were used to calculate the fair value of the equity securities were observable prices in active markets and therefore were classified as a Level 1 fair value measurement.

Contingent Consideration

The estimated fair value of the contingent consideration liability at the inception of the Bioasis RPA represents the future consideration that is contingent upon the achievement of specified development milestones for a product candidate. The fair value measurement is based on significant Level 3 inputs such as anticipated timelines and probability of achieving development milestones of each licensed product candidate.

The estimated fair value of the contingent consideration liability at the inception of the Affitech CPPA represented the future consideration that was contingent upon the achievement of specified regulatory milestones. The fair value measurement was based on significant Level 3 inputs such as anticipated timelines and probability of achieving regulatory milestones. During the year ended December 31, 2022, the estimated fair value of the contingent consideration recorded pursuant to the Affitech CPPA decreased from $8.0 million to zero after the Company paid Affitech a total of $5.0 million for milestones tied to the achievement of U.S. marketing approvals in January 2022 and $3.0 million for milestones tied to the achievement of EC Approvals in September 2022 (Note 5).

Changes in the fair value of the liability for contingent consideration will be recorded in the other income (expense), net line item of the consolidated statements of operations and comprehensive (loss) income until settlement. As

of December 31, 2022, there were no changes in the estimated fair value of the contingent consideration recorded pursuant to the Bioasis RPA from the initial value of $0.1 million.

7. Lease Agreement

The Company leases one facility in Emeryville, California under an operating lease that expires in February 2023. As of December 31, 2022, the total net lease liability from January 2023 until expiration of the lease was $34,000. In January 2023, the Company amended the lease to extend the lease period through July 2023 (Note 14).

The following table summarizes the cost components of the Company's operating lease for the years ended December 31, 2022 and 2021, respectively (in thousands):

| | Year Ended December 31, | |
	2022	2021
Lease costs:		
Operating lease cost	$ 177	$ 177
Variable lease cost [(1)]	12	8
Total lease costs.	$ 189	$ 185

    (1) Under the terms of the lease agreement, the Company is also responsible for certain variable lease payments that are not included in the measurement of the lease liability. Variable lease payments include non-lease components such as common area maintenance fees.

The following information represents supplemental disclosure for the statement of cash flows related to operating leases (in thousands):

| | Year Ended December 31, | |
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows under operating leases	$ 202	$ 196

The present value assumptions used in calculating the present value of the lease payments for the Company's operating lease as of December 31, 2022 and 2021 were as follows:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term	0.17 years	1.17 years
Weighted-average discount rate	5.51 %	5.51 %

8. Income Taxes

The Company has pre-tax book loss of $17.1 million and pre-tax book income of $15.9 million for the years ended December 31, 2022 and 2021, respectively. The Company had a $15,000 income tax benefit and $0.1 million income tax expense for the years ended December 31, 2022 and 2021, respectively.

The (benefit) provision for income taxes, all classified as current, consists of the following (in thousands):

| | Year Ended December 31, | |
	2022	2021
Federal	$ (15)	$ 91
State	—	—
Total.	$ (15)	$ 91

Reconciliation between the tax provision computed at the federal statutory income tax rate and the Company's actual effective income tax rate is as follows:

| | Year Ended December 31, | |
	2022	2021
Federal tax at statutory rate	21 %	21 %
Stock compensation and other permanent differences	(1)%	9 %
Federal orphan drug credit	— %	(2)%
Tax benefit related to net operating loss carryforward utilization	— %	(11)%
Valuation allowance	(20)%	(16)%
Total	— %	1 %

The significant components of net deferred tax assets at December 31, 2022 and 2021 were as follows (in thousands):

| | December 31, | |
	2022	2021
Capitalized research and development expenses	$ 4,732	$ 7,822
Net operating loss carryforwards	23,974	17,657
Research and development and other tax credit carryforwards	13,176	13,125
Stock compensation	4,715	4,778
Unearned revenue	2,408	2,817
Other	1,324	807
Total deferred tax assets	50,329	47,006
Valuation allowance	(50,329)	(47,006)
Net deferred tax assets	$ —	$ —

The net increase (decrease) in the valuation allowance was $3.3 million and $(4.6) million, for the years ended December 31, 2022 and 2021, respectively.

Accounting standards provide for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's four sources of taxable income including historical operating performance and the repeal of NOL carryback, the Company has determined that total deferred tax assets should be fully offset by a valuation allowance.

Based on an analysis under Section 382 of the Internal Revenue Code (which subjects the amount of pre-change NOLs and certain other pre-change tax attributes that can be utilized to annual limitations), the Company experienced an ownership change in February 2017 which substantially limits the future use of its pre-change NOLs and certain other pre-change tax attributes per year. The Company has excluded the related tax attributes that will expire as a result of the annual limitations in the deferred tax assets as of December 31, 2022 and 2021. To the extent that the Company does not utilize its carryforwards within the applicable statutory carryforward periods, either because of Section 382 limitations or the lack of sufficient taxable income, the carryforwards will expire unused.

As of December 31, 2022, the Company had federal NOL carry-forwards of approximately $108.8 million and state NOL carry-forwards of approximately $20.9 million to offset future taxable income. $13.6 million of federal NOL carryforwards will begin to expire in 2036 and the remainder may be carried forward indefinitely. The state NOL carryforwards will begin to expire in 2033. The Company had federal orphan credit of $2.0 million which if not utilized will expire in 2037. The Company also had $19.8 million of California research and development tax credits which have no expiration date.

Under the 2017 Tax Cuts and Jobs Act, as modified by the federal tax law changes enacted in March 2020, federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but, for taxable years

beginning after December 31, 2020, the deductibility of such federal NOLs may only be utilized to offset 80% of taxable income annually.

One of the provisions under the 2017 Tax Cuts and Jobs Act that became effective in tax years beginning after December 31, 2021 required the capitalization and amortization of research and experimental expenditures. The change in this US tax law did not have an impact on the Company's consolidated financial statements. The Company will continue to evaluate the impact of this tax law change on future periods.

On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (the "Inflation Act") into law. The Inflation Act contains certain tax measures, including a corporate alternative minimum tax of 15% on some large corporations and an excise tax of 1% on corporate stock buy-backs. The various provisions of the Inflation Act did not have an impact on the Company's consolidated financial statements and related notes.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company's federal income tax returns for tax years 2019 and beyond remain subject to examination by the Internal Revenue Service. The Company's state income tax returns for tax years 2018 and beyond remain subject to examination by state tax authorities. In addition, all of the NOLs and research and development credit carryforwards that may be used in future years are still subject to adjustment.

The following table summarizes the Company's activity related to its unrecognized tax benefits (in thousands):

| | Year Ended December 31, | |
	2022	2021
Balance at January 1	$ 5,938	$ 5,938
Increase related to current year tax position	—	—
Increase related to prior year tax position	—	—
Balance at December 31	$ 5,938	$ 5,938

As of December 31, 2022, the Company had a total of $5.9 million of gross unrecognized tax benefits, none of which would affect the effective tax rate upon realization as the Company currently has a full valuation allowance against its deferred tax assets. The reversal of related deferred tax assets will be offset by a valuation allowance, should any of these uncertain tax positions be favorably settled in the future.

The Company does not expect its unrecognized tax benefits to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Through December 31, 2022, the Company has not accrued interest or penalties related to uncertain tax positions.

9. Stock Based Compensation and Other Benefit Plans

The Company may grant qualified and non-qualified stock options, common stock and other stock-based awards under various plans to directors, officers, employees and other individuals. Stock options are granted at exercise prices of not less than the fair market value of the Company's common stock on the date of grant. Additionally, the Company has an ESPP that allows employees to purchase Company shares at a purchase price equal to 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last day of the offering period.

Employee Stock Purchase Plan

In May 2015, the Company's stockholders approved the 2015 Employee Stock Purchase Plan (the "2015 ESPP"), which replaced the Company's legacy 1998 ESPP. Under the 2015 ESPP, the Company reserved 15,000 shares of common stock for issuance as of its effective date of July 1, 2015, subject to adjustment in the event of a stock split, stock dividend, combination or reclassification or similar event. The 2015 ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 10% of their eligible compensation, subject

to any plan limitations. The 2015 ESPP provides for six-month offering periods ending on May 31 and November 30 of each year. At the end of each offering period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last day of the offering period.

In February 2017, the Compensation Committee and the Board of Directors adopted, and in May 2017, the Company's stockholders approved, an amendment to the Company's 2015 ESPP. The amendment (a) increased by 250,000 the shares of common stock (from 15,000 shares to a total of 265,000 shares) available for issuance under the 2015 ESPP; and (b) increased the maximum number of shares of common stock an employee may purchase in any offering period to 2,500. As of December 31, 2022, the Company had 230,937 remaining authorized shares available for purchase under the ESPP.

During the years ended December 31, 2022 and 2021, employees purchased 6,090 and 2,225 shares of common stock, respectively, under the 2015 ESPP.

Deferred Savings Plan

Under section 401(k) of the Internal Revenue Code of 1986, the Board of Directors adopted, effective June 1, 1987, a tax-qualified deferred compensation plan for employees of the Company. Participants may make contributions which defer up to 50% of their eligible compensation per payroll period, up to a maximum for 2022 and 2021 of $20,500 and $19,500, respectively (or $27,000 and $26,000, respectively, for employees over 50 years of age). The Company may, at its sole discretion, make contributions each plan year, in cash or in shares of the Company's common stock, in amounts which match up to 50% of the salary deferred by the participants. The expense related to these contributions was $0.1 million for the years ended December 31, 2022 and 2021, and 100% was paid in common stock for each year. The Company applies shares from plan forfeitures of terminated employees toward the Company's matching contribution.

Stock Option Plans

In May 2010, the Compensation Committee and Board of Directors adopted, and in July 2010 the Company's stockholders approved the 2010 Plan. The 2010 Plan was amended in 2016, 2017 and 2019 to (a) increase the number of shares of common stock issuable under the 2010 Plan; (b) increase the number of shares of common stock issuable under the 2010 Plan as incentive stock options; and (c) extend the term of the 2010 Plan to April 1, 2029.

From the 2010 Plan, the Company grants stock options to eligible employees, consultants and directors. Stock-based awards granted under the 2010 Plan may be exercised when vested and generally expire ten years from the date of the grant or three months from the date of termination of employment (longer in case of death, certain retirements or subject to certain terminations pursuant to the Retention Plan).

As of December 31, 2022, the Company had 192,964 shares available for grant under the 2010 Plan. As of December 31, 2022, options to purchase 2,025,542 shares of common stock were outstanding under the 2010 Plan.

Stock Options

Stock options generally vest monthly over three years for employees and one year for directors. Stock options held by employees who qualify for retirement age (defined as employees that are a minimum of 55 years of age and the sum of their age plus years of full-time employment with the Company exceeds 70 years) vest on the earlier of scheduled vest date or the date of retirement.

Stock Option Plans Summary

The following table summarizes the Company's stock option activity for the year ended December 31, 2022.

	Number of shares		Weighted Average Exercise Price Per Share	Weighted Average Contractual Remaining Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2022	1,911,177	$	20.64	6.33	$	15,103
Granted.	292,972		19.40			
Exercised	(128,811)		7.22			
Forfeited, expired or cancelled.	(49,796)		64.30			
Outstanding at December 31, 2022	2,025,542	$	20.24	6.10	$	10,804
Exercisable at December 31, 2022.	1,718,864	$	19.67	5.56	$	10,764

The aggregate intrinsic value of stock options exercised in 2022 and 2021 was $2.8 million and $1.6 million, respectively.

The weighted-average grant-date fair value per share of the options granted in 2022 and 2021 was $12.01 and $22.23, respectively.

As of December 31, 2022, $4.0 million of total unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of 1.8 years.

Stock-based Compensation Expense

The fair value of stock options granted during the years ended December 31, 2022 and 2021, was estimated based on the following weighted average assumptions for:

	Year Ended December 31,	
	2022	2021
Dividend yield.	0 %	0 %
Expected volatility	69 %	83 %
Risk-free interest rate	2.68 %	0.95 %
Expected term	5.64 years	5.66 years

All stock-based compensation expense is recorded in G&A expense. The following table shows total stock-based compensation expense for stock options and ESPP in the consolidated statements of operations and comprehensive (loss) income (in thousands):

	Year Ended December 31,	
	2022	2021
Total stock-based compensation expense included in G&A	$ 3,608	$ 6,195

Thomas Burns Equity Awards Modification

In April 2022 and November 2022, the Company entered into letter agreements with Thomas Burns that amended and supplemented his amended and restated employment agreement. Pursuant to the November 2022 Letter Agreement, in the event Mr. Burns remains employed by the Company for a twelve-month period beginning on November 1, 2022, he will be deemed "retirement eligible" for purposes of his equity awards under the terms of his equity award agreements. All other terms of his amended and restated employment agreement remain the same. Conditioned on his execution of a release in favor of the Company, Mr. Burns will also receive this benefit upon any involuntary termination for reasons other than cause. The unrecognized stock compensation cost for the unvested stock options as of November 1, 2022 will be recognized over the shorter of (1) twelve months and (2) the remaining original vesting period (the "Revised Vesting

Term"). During the year ended December 31, 2022, the Company recognized stock-based compensation expense of $0.6 million related to the Mr. Burns' option awards. As of December 31, 2022, there was $0.5 million total unrecognized compensation expense related to Mr. Burns' stock options expected to be recognized through the earlier of the vesting date of the option or October 31, 2023.

Employee Retention Bonus

On October 25, 2022, the Company approved the Amended Retention Plan which provides that each of its current employees, excluding the CEO, will be eligible to receive a cash retention bonus if employed through each of two periods: (1) the three-month anniversary of November 1, 2022 (the "Initial Period") and (2) the nine-month period immediately following the Initial Period. All other terms of the Amended Retention Plan remain consistent with the Retention Plan. The Company will accrue and recognize the cost of the cash retention bonus as expense on a straight-line basis from November 1, 2022 through October 31, 2023. Pursuant to Amended Retention Plan, as of December 31, 2022, the Company expects to pay $0.8 million in 2023 related to the cash retention bonuses. The Company accrued $0.1 million for cash retention bonuses in operating expenses in the consolidated statement of operations and comprehensive loss (income) during the year ended December 31, 2022.

James R. Neal Departure and Continuity Incentive

On December 30, 2022, the Company's board of directors ("the Board") appointed Owen Hughes as Executive Chairman of the Board and Interim Chief Executive Officer ("CEO") effective January 1, 2023 and, in connection with Mr. Hughes' appointment, James R. Neal retired as the Company's CEO effective as of December 31, 2022 (the "Departure Date") and resigned as a member of the Board and Chairman of the Board, effective as of January 1, 2023. Pursuant to Mr. Neal's Amended and Restated Employment Agreement, dated December 15, 2021, by and between the Company and Mr. Neal, following the Departure Date, Mr. Neal is entitled to a cash payment of $1.2 million (the "Continuity Incentive") which will be made in equal monthly installments starting in January 2023 through December 2023, less deductions and withholdings. The Company accrued the full $1.2 million Continuity Incentive in operating expenses in the consolidated statement of operations and comprehensive loss (income) during the year ended December 31, 2022.

10. Net (Loss) Income Per Share (Attributable to) Available to Common Stockholders

Potentially dilutive securities are excluded from the calculation of diluted net (loss) income per share (attributable to) available to common stockholders if their inclusion is anti-dilutive.

The following table shows the weighted-average outstanding securities considered anti-dilutive and therefore excluded from the computation of diluted net (loss) income per share attributable to common stockholders (in thousands):

| | Year Ended December 31, | |
	2022	2021
Convertible preferred stock	5,003	—
Common stock options	885	479
Warrants for common stock	6	—
Total	5,894	479

The following is a reconciliation of the numerator (net (loss) income) and denominator (number of shares) used in the calculation of basic and diluted net (loss) income per share attributable to common stockholders (in thousands):

| | Year Ended December 31, | |
	2022	2021
Numerator		
Net (loss) income	$ (17,104)	$ 15,798
Less: Series A accumulated dividends	(2,122)	(2,122)
Less: Series B accumulated dividends	(3,350)	(2,438)
Less: Allocation of undistributed earnings to participating securities	—	(3,451)
Net (loss) income (attributable to) available to common stockholders, basic	$ (22,576)	$ 7,787
Add: Adjustments to undistributed earnings allocated to participating securities	—	181
Net (loss) income (attributable to) available to common stockholders, diluted	$ (22,576)	$ 7,968
Denominator		
Weighted average shares used in computing basic and diluted net (loss) income per share (attributable to) available to common stockholders	11,413	11,288
Effect of dilutive stock options	—	900
Effect of dilutive warrants	—	4
Weighted average shares used in computing diluted net (loss) income per share (attributable to) available to common stockholders	11,413	12,192
Basic net (loss) income per share (attributable to) available to common stockholders	$ (1.98)	$ 0.69
Diluted net (loss) income per share (attributable to) available to common stockholders	$ (1.98)	$ 0.65

11. Capital Stock

Series X and Series Y Convertible Preferred Stock

The Company sold directly to BVF 5,003 shares of Series X convertible preferred stock in 2017 and 1,252.772 shares of Series Y convertible preferred stock in 2018. There were no shares of Series Y convertible preferred stock outstanding as of December 31, 2021, after BVF converted all Series Y preferred stock into common stock on April 15, 2020.

As of December 31, 2022 and 2021, there were 5,003 shares authorized and issued of Series X convertible preferred stock.

The Series X and Series Y convertible preferred stock have the following characteristics, which are set forth in Certificates of Designation of Preferences, Rights and Limitations filed with the Delaware Secretary of State.

Dividends— Holders of convertible preferred stock are entitled to receive dividends on shares of convertible preferred stock equal (on an as if converted to common stock basis) to and in the same form as dividends actually paid on the Company's common stock.

Liquidation Rights— In the event of the Company's liquidation, dissolution or winding up, holders of convertible preferred stock will participate, on a pro-rata basis, with any distribution of proceeds to holders of common stock.

Conversion— Each share of Series X and Series Y is convertible into 1,000 shares of registered common stock based on a conversion price of $4.03 per share and $13.00 per share of common stock respectively.

Voting Rights— Convertible preferred stock will generally have no voting rights, except as required by law and except that the consent of the holders of the outstanding convertible preferred stock will be required to amend the terms and to issue additional shares of the preferred stock.

Classification— The Company evaluated the convertible preferred stock for liability or equity classification under the applicable accounting guidance and determined that equity treatment was appropriate because the convertible preferred stock did not meet the definition of the liability instruments defined thereunder for convertible instruments. Specifically, the convertible preferred shares are not mandatorily redeemable and do not embody an obligation to buy back the shares outside of the Company's control in a manner that could require the transfer of assets. Additionally, the Company determined that the convertible preferred stock would be recorded as permanent equity, not temporary equity, given that they are not redeemable for cash or other assets (i) on a fixed or determinable date, (ii) at the option of the holder, and (iii) upon the occurrence of an event that is not solely within control of the Company. The Company has also evaluated the embedded conversion and contingent redemption features within the convertible preferred stock in accordance with the accounting guidance for derivatives and determined that bifurcation is not required for any embedded feature.

Series A Preferred Stock

On December 15, 2020, the Company sold 984,000 shares of its 8.625% Series A cumulative, perpetual preferred stock at the price of $25.00 per share, through a public offering for aggregate gross proceeds of $24.6 million. Total offering costs of $2.0 million were offset against the proceeds from the sale of Series A Preferred Stock, for total net proceeds of $22.6 million.

As of December 31, 2022 and 2021, there were 984,000 shares authorized and issued of Series A Preferred Stock.

The Series A preferred stock have the following characteristics, which are set forth in the Certificates of Designation of Preferences, Rights and Limitations filed with the Delaware Secretary of State.

Dividends— Holders of the Series A Preferred Stock shall be entitled to receive, when, and if authorized by the Board of Directors and declared by the Corporation, cumulative cash dividends at the rate of 8.625% per annum of the $25.00 liquidation preference per share of the Series A Preferred Stock. Such dividends will accumulate and be cumulative from, and including, the date of original issue of the Series A Preferred Stock. Dividends will be payable in arrears on or about the 15th day of January, April, July and October of each year beginning on or about April 15, 2021. The amount of any dividend payable on the Series A Preferred Stock for any period greater or less than a full Dividend Period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.

Liquidation Rights— In the event of the Company's liquidation, dissolution or winding up, holders of Series A Preferred Stock will rank senior to all classes or series of common stock as to dividend rights and rights upon liquidation, dissolution or winding-up and on parity with respect to the distribution of assets with the Company's Series X Preferred Stock. The Series A Preferred Stock have a par value of $0.05 per share and a liquidation preference of $25.00 per share plus any accrued and unpaid dividends.

Redemption and Special Optional Redemption— The Company, at its option, may redeem the Series A Preferred Stock, in whole or in part, at any time for a cash redemption price, plus any accrued and unpaid dividends, as follows: (i) $26.00 per share between December 15, 2021 and December 15, 2022, (ii) $25.75 per share between December 15, 2022 and December 15, 2023, (iii) $25.50 per share between December 15, 2023 and December 15, 2024 (iv) $25.25 per share between December 15, 2024 and December 15, 2025 and $25.00 per share on or after December 15, 2025. The Company also has a special optional redemption option whereby, upon the occurrence of a delisting event or change of control event, the Company may redeem outstanding Series A Preferred Stock at an amount of $25.00 per share.

Conversion— The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company except upon the occurrence of a delisting event or change in control event and the Company has not, on or before the date of such an event, provided the required notice of its election to redeem the Series A Preferred Stock pursuant to its redemption right or special optional redemption right. In this case, the holder of shares of Series A Preferred Stock can convert some or all of their Series A Preferred Stock into a number of shares of common

stock per share equal to the lesser of (A) (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock to be converted plus (y) the amount of any accrued and unpaid dividends to, but not including, the event date, as applicable by (ii) the common stock price and (B) 1.46071 (the "Share Cap"). The common stock price to be used in the latter noted calculation for a delisting event will be the average of the closing price per share of the Company's common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the delisting event. The common stock price used in the event of a change in control event will, alternatively, be based on market price according to the definition in the Certificate of Designation.

Voting Rights— Holders of the Series A Preferred Stock generally will have no voting rights, but will have limited voting rights if the issuer fails to pay dividends for six or more quarters (whether or not declared or consecutive) and in certain other events.

Classification—The Company evaluated the convertible preferred stock for liability or equity classification under the applicable accounting guidance and determined that treatment as equity was appropriate.

Depositary Shares Representing Interest in Series B Preferred Stock

On April 9, 2021, the Company sold 1,600,000 Series B Depositary Shares, at the price of $25.00 per Series B Depositary Share, through a public offering for aggregate gross proceeds of $40.0 million. Each Series B Depositary Share represents 1/1000 interest in a share of Series B Preferred Stock. Total offering costs of $2.9 million were offset against the proceeds from the sale of Series B Depositary Shares, for net proceeds of $37.1 million.

The spouse of James Neal, then CEO and Chairman of the Board of Directors, purchased 8,000 shares of the Series B Depositary Shares in the public offering at the public offering price of $25.00 per share for an aggregate amount of $0.2 million.

As of December 31, 2022 and 2021, there were 3,600 shares authorized and 1,600 issued of Series B Preferred Stock.

The Series B Preferred Stock has the following characteristics, which are set forth in the Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock, as corrected, filed with the Delaware Secretary of State.

Dividends— Holders of Series B Preferred Stock shall be entitled to receive cash dividends, when and if declared by the Board of Directors at the rate of 8.375% per annum of the $25,000.00 liquidation preference per share, which equals $2,093.75 per share each year. Such dividends shall be payable quarterly in arrears on or about the 15th calendar day of each January, April, July and October commencing on or about July 15, 2021. The dividends will accumulate and be cumulative from, and including, the date of original issue of the Series B Preferred Stock, on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stockholder records of the Company (or the depositary in the case of Series B Depositary Shares representing underlying Series B Preferred Stock) at the close of business on the applicable dividend record date.

Liquidation Preference - Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distribution or payment shall be made to holders of shares of Common Stock or any other class or series of capital stock of the Company ranking junior to the Series B Preferred Stock, the holders of shares of Series B Preferred Stock shall be paid out of the assets of the Company, after payment of or provision for the debts and other liabilities and any class or series of capital stock, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, senior to the Series B Preferred Stock. The Series B Preferred Stock have a par value of $0.05 per share and a liquidation preference of $25,000.00 per share plus any accrued and unpaid dividends.

Redemption and Special Optional Redemption - On and after April 15, 2022, the Company, at its option, may redeem the Series B Preferred Stock, for cash, in whole or in part, at any time or from time to time, as follows: (i) between April 15, 2022 to April 15, 2023, at a redemption price of $26,000.00 per share ($26.00 per depositary share), (ii) between April 15, 2023 to April 15, 2024, at a redemption price of $25,750.00 per share ($25.75 per depositary share), (iii) between April 15, 2024 to April 15, 2025, at a redemption price of $25,500.00 per share ($25.50 per depositary share), (iv) between

April 15, 2025 to April 15, 2026, at a redemption price of $25,250.00 per share ($25.25 per depositary share), and (v) after April 15, 2026, at a redemption price of $25,000.00 per share ($25.00 per depositary share), and in each case, plus any accrued and unpaid dividends thereon up to but not including the date fixed for redemption, without interest. If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot. Upon the occurrence of a delisting event or change of control the Company will have the option to redeem the Series B Preferred Stock, in whole or in part, for cash at $25,000.00 per share plus accrued and unpaid dividends.

Conversion - The shares of Series B Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company, except upon the occurrence of a delisting event or a change of control, each holder Series B Preferred Stock will have the right (unless the Company has elected to redeem the Series B Preferred Stock) to convert some or all of the shares of Series B Preferred Stock held by such holder on the delisting event conversion date or change of control conversion date into a number of shares of the common stock (or equivalent value of alternative consideration) per share of Series B Preferred Stock, equal to the lesser of (A) the quotient obtained by dividing (1) the sum of the $25,000.00 per share liquidation preference plus the amount of any accumulated and unpaid dividends up to, but not including, the delisting event conversion date or change of control conversion date, as applicable (unless the delisting event conversion date or change of control conversion date, is after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Preferred Stock dividend payment date, in which case no additional amount for such accumulated and then remaining unpaid dividend will be included in this sum) by (2) the common stock price (such quotient, the "Conversion Rate"); and (B) 1,253.13 (1.25313 per depositary share) (i.e., the "Share Cap"), subject to certain adjustments described in the Series B Preferred Stock Certificate of Designation.

Voting Rights— Holders of the Series B Preferred Stock generally will have no voting rights, but will have limited voting rights if the issuer fails to pay dividends for six or more quarters (whether or not declared or consecutive) and in certain other events.

Classification—The Company evaluated the convertible preferred stock for liability or equity classification under the applicable accounting guidance and determined that treatment as equity was appropriate.

Dividends

During the year ended December 31, 2022, the Company's Board of Directors declared and paid cash dividends on the Company's Series A Preferred Stock and Series B Depositary shares as follows.

Dividend Declaration Date	Series A Preferred Stock Cash Dividend Declared ($ per share)	Series B Depositary Share Cash Dividend Declared ($ per share)	Dividend Payment Date
October 20, 2021	$ 0.53906	$ 0.52344	January 18, 2022
March 17, 2022	$ 0.53906	$ 0.52344	April 15, 2022
May 18, 2022.	$ 0.53906	$ 0.52344	July 15, 2022
July 20, 2022	$ 0.53906	$ 0.52344	October 17, 2022
October 26, 2022	$ 0.53906	$ 0.52344	January 17, 2023

BVF Ownership

As of December 31, 2022, BVF owned approximately 31.5% of the Company's total outstanding shares of common stock, and if all the Series X convertible preferred shares were converted, BVF would own 52.3% of the Company's total outstanding shares of common stock. The Company's Series A Preferred Stock becomes convertible upon the occurrence of specific events and as of December 31, 2022, the contingency was not met, therefore the Series A Preferred Stock owned by BVF is not included in the as-converted ownership calculation. Due to its significant equity ownership, BVF is considered a related party of the Company.

2018 Common Stock ATM Agreement

On December 18, 2018, the Company entered into the 2018 Common Stock ATM Agreement with HCW, under which the Company may offer and sell from time to time at its sole discretion shares of its common stock through HCW as its sales agent, in an aggregate amount not to exceed $30.0 million. HCW may sell the shares by any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 of the Securities Act and will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the shares up to the amount specified. The Company will pay HCW a commission of up to 3% of the gross proceeds of any shares of common stock sold under the 2018 Common Stock ATM Agreement. On March 10, 2021, the Company amended the 2018 Common Stock ATM Agreement with HCW to increase the aggregate amount of shares of its common stock that it could sell through HCW as its sales agent to $50.0 million. No shares have been sold under the 2018 Common Stock ATM Agreement since the agreement was executed.

2021 Series B Preferred Stock ATM Agreement

On August 5, 2021, the Company entered into the 2021 Series B Preferred Stock ATM Agreement with B. Riley, under which the Company may offer and sell from time to time, at its sole discretion, through or to B. Riley, as agent or principal an aggregate amount not to exceed $50.0 million of its Series B Depositary Shares. B. Riley may sell the shares by any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 of the Securities Act, and will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the shares up to the amount specified. The Company will pay B. Riley a commission of up to 3% of the gross proceeds of any Series B Depositary Shares sold under the 2021 Series B Preferred Stock ATM Agreement. No shares have been sold under the 2021 Series B Preferred Stock ATM Agreement since the agreement was executed.

Common Stock Warrants

As of December 31, 2022 and 2021, the following common stock warrants were outstanding:

Issuance Date	Expiration Date	Balance Sheet Classification	Exercise Price per Share	December 31, 2022	December 31, 2021
May 2018	May 2028	Stockholders' equity	$ 23.69	6,332	6,332
March 2019	March 2029	Stockholders' equity	$ 14.71	4,845	4,845
				11,177	11,177

In May 2018, the Company issued SVB a warrant in connection with the legacy SVB Loan Agreement which is exercisable in whole or in part for up to an aggregate of 6,332 shares of common stock with an exercise price of $23.69 per share. The warrant may be exercised on a cashless basis and is exercisable within 10 years from the date of issuance or upon the consummation of certain acquisitions of the Company. The fair value of the warrant issued to SVB was determined using the Black-Scholes Model and was estimated to be $0.1 million. The warrant is classified in stockholders' equity on the consolidated balance sheets.

In March 2019, the legacy SVB Loan Agreement was amended to extend the draw period from March 31, 2019 to March 31, 2020. In connection with the amendment, the Company issued a second warrant to SVB which is exercisable in whole or in part for up to an aggregate of 4,845 shares of common stock with an exercise price of $14.71 per share. The second warrant may be exercised on a cashless basis and is exercisable within 10 years from the date of issuance or upon the consummation of certain acquisitions of the Company. The fair value of the second warrant issued to SVB was determined using the Black-Scholes Model and was estimated to be $0.1 million. As of December 31, 2022, both warrants are outstanding and no shares have been issued upon exercise of the warrants.

12. Commitments and Contingencies

Collaborative Agreements, Royalties and Milestone Payments

The Company has committed to make potential future milestone payments and legal fees to third parties as part of licensing and development programs. Payments under these agreements become due and payable only upon the achievement of certain developmental, regulatory and commercial milestones by the Company's licensees. Because it is uncertain if and when these milestones will be achieved, such contingencies, aggregating up to $6.3 million (assuming one product per contract meets all milestones events) have not been recorded on the accompanying consolidated balance sheets. The Company is unable to determine precisely when and if payment obligations under the agreements will become due as these obligations are based on milestone events, the achievement of which is subject to a significant number of risks and uncertainties. None of these milestones were assessed to be probable as of December 31, 2022.

Contingent Consideration

Pursuant to the Company's agreements with Bioasis, Aronora, Kuros, Affitech, and ObsEva the Company has committed to pay the Bioasis Contingent Consideration, the Aronora Royalty Milestones, the Kuros Sales Milestones, the Affitech Sales Milestones, the ObsEva Sales Milestones, the ObsEva Non-Sales Milestones, and the Merck KGaA royalties. The Company recorded $0.1 million for the Bioasis Contingent Consideration which, represents the estimated fair value of the potential future payments at the inception of the Bioasis RPA. The contingent consideration is remeasured at fair value at each reporting period, with changes in fair value recorded in other income (expense), net. As of December 31, 2022, there has been no change in the estimated fair value of the Bioasis Contingent Consideration from the initial value.

The liability for future Aronora Royalty Milestones, Kuros Sales Milestones, and Affitech Sales Milestones will be recorded when the amounts, by product, are estimable and probable. The liability for future ObsEva Non-Sales Milestones, ObsEva Sales Milestones and Merck KGaA royalties will be recorded at the time that the corresponding underlying revenue under the Organon License Agreement is recognized. As of December 31, 2022, none of these Aronora Royalty Milestones, Kuros Sales Milestones, Affitech Sales Milestones, ObsEva Non-Sales Milestones, ObsEva Sales Milestones, or Merck KGaA royalties were assessed to be probable and as such, no liability was recorded on the consolidated balance sheet.

Arbitration Proceeding

In June 2021, the Company initiated an arbitration proceeding against one of its licensees (the "Licensee") with the American Arbitration Association/International Centre for Dispute Resolution. XOMA seeks damages, plus interest, and fees and costs of the arbitration (which fees and costs are currently estimated to be in the mid-single-digit millions of U.S. dollars range). In response, the Licensee seeks declarations that the License Agreement, under XOMA's interpretation, is unlawful, void and unenforceable, and that the License Agreement has expired. To date, the Licensee has not filed any counterclaims against XOMA. However, to the extent the Licensee is deemed to be the prevailing party, the arbitrators, in their discretion, may require XOMA to pay the Licensee's fees and costs of the arbitration (currently estimated to be in the mid-single-digit millions of U.S. dollars range). A hearing before a panel of arbitrators was held on this matter in November 2022, and the parties have submitted post-hearing briefs.

13. Concentration of Risk, Segment and Geographic Information

Concentration of Risk

Cash and receivables are financial instruments which potentially subject the Company to concentrations of credit risk, as well as liquidity risk.

The Company has not experienced any significant credit losses and does not generally require collateral on receivables. For the year ended December 31, 2022, four partners represented 33%, 31%, 13% and 12% of total revenues.

For the year ended December 31, 2021, one partner represented 92% of total revenues. As of December 31, 2022, there is no trade receivables balance. As of December 31, 2021, one partner represented 100% of the trade receivables balance.

Segment Information

The Company has determined that it operates in one business segment as it only reports operating results on an aggregate basis to the chief operating decision maker of the Company.

Geographic Information

Revenue attributed to the following geographic regions was as follows (in thousands) based on the location of the licensees:

	Year Ended December 31,	
	2022	2021
United States	$ 4,477	$ 2,610
Asia Pacific	1,550	550
Europe	—	35,000
Total	$ 6,027	$ 38,160

The Company's property and equipment is held in the United States.

14. Subsequent Events

Emeryville Lease Extension

On January 13, 2023, the Company entered into an amendment to extend the lease term of its corporate headquarters in Emeryville, California from its original expiration of February 2023 through July 2023. The total remaining undiscounted lease payments due in 2023 under the extended lease term is $0.1 million.

Appointment of Owen Hughes as Executive Chairman of the Board of Directors and Interim CEO

On December 30, 2022, the Board appointed Owen Hughes as Executive Chairman of the Board and Interim CEO (principal executive officer), effective as of January 1, 2023. Pursuant to Mr. Hughes' employment agreement, Mr. Hughes will receive an annual base salary of $125,000 and be eligible to receive an annual discretionary cash bonus, with a target amount equal to 55% of his then-current annual base salary, upon the achievement of annual performance milestones to be established by the Board.

Pursuant to the terms of his employment agreement, on January 3, 2023, the Company granted Mr. Hughes two separate non-qualified stock options to purchase: (i) 100,000 shares of the Company's common stock at an exercise price of $18.66 per share (the "First Hughes Inducement Award") and (ii) 75,000 shares of the Company's common stock at an exercise price of $30.00 per share (the "Second Hughes Inducement Award" and together with the First Hughes Inducement Award, the "Hughes Inducement Awards"). The First Hughes Inducement Award will vest in a series of four equal installments on March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023. The Second Hughes Inducement Award will vest in a series of 36 successive equal monthly installments measured from January 1, 2023. The Hughes Inducement Awards are subject to the terms and conditions of the 2010 Plan but were granted outside the 2010 Plan as an inducement material to Mr. Hughes entering into employment with us in accordance with Nasdaq Listing Rule 5635(c)(4).

Appointment of Bradley Sitko as Chief Investment Officer

On December 30, 2022, the Board appointed Bradley Sitko as the Company's Chief Investment Officer, effective as of January 3, 2023. Pursuant to Mr. Sitko's employment agreement with the Company, he will receive an annual base

salary of $500,000 and a signing bonus of $110,000. Mr. Sitko's signing bonus will be paid within 30 days after the effective date of his employment agreement and will be subject to standard deductions and withholdings. If Mr. Sitko resigns without good reason or is terminated for cause (each as defined in his employment agreement), in either case, within one year after the effective date of his employment agreement, then Mr. Sitko will be required to repay the signing bonus, based on the gross amount, but prorated on a daily basis for the time employed, to be paid within 60 days after his termination date. Mr. Sitko will also be eligible to receive an annual discretionary cash bonus, with a target amount equal to 50% of his then-current annual base salary, upon the achievement of annual performance milestones to be established by the Board.

Pursuant to the terms of his employment agreement, on January 3, 2023 the Company granted Mr. Sitko two separate non-qualified stock options to purchase: (i) 300,000 shares of the Company's common stock at an exercise price of $18.66 per share (the "First Sitko Inducement Award") and (ii) 250,000 shares of the Company's common stock at an exercise price of $30.00 per share (together with the First Sitko Inducement Award, the "Sitko Inducement Awards"). Twenty-five percent of the shares subject to each of the Sitko Inducement Awards will vest and become exercisable on January 3, 2024 (the "Initial Vesting Date"), and the balance of the shares subject to each of the Sitko Inducement Awards will vest and become exercisable in a series of 36 successive equal monthly installments thereafter on the same day of the month as the Initial Vesting Date. The Sitko Inducement Awards are subject to the terms and conditions of the 2010 Plan, but were granted outside the 2010 Plan as an inducement material to Mr. Sitko entering into employment with us in accordance with Nasdaq Listing Rule 5635(c)(4).